3/16


04010673

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Osterreichische Elektrizitatswirtschaft Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FILE NO. 82- 4381 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/18/04

82-4381

AR/S
04 MAR 16 AM 7:21 12-31-03

Österreichische Elektrizitätswirtschafts

Verbund

CLEAR STRUCTURES IN THE CORE BUSINESS

Verbund

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)

ELECTRICITY

Generation

AHP

VERBUND-Austrian Hydro Power AG

ATP

VERBUND-Austrian Thermal Power GmbH & Co KG

Trading/Sales

APT

VERBUND-Austrian Power Trading AG

APC

VERBUND-Austrian Power Vertriebs GmbH

GRID

Transmission

APG

VERBUND-Austrian Power Grid AG

OTHERS

Interests

VBG

VERBUND-BeteiligungsgmbH



FIVE-YEAR COMPARISON

Application of IAS 27 (revised 2003): minority interests presented within shareholders' equity, previous year's figures were adjusted

	Unit	2003	2002	2001	2000	1999
Sales revenue	Million €	2,478.1	2,072.2	1,684.8	1,299.6	1,287.9
Operating result (EBIT)	Million €	321.6	331.1	316.7	301.2	332.9
Group result	Million €	200.1	154.9	115.3	83.5	82.1
Balance sheet total	Million €	6,208.3	6,918.1	7,080.3	6,897.5	6,876.1
Shareholders' equity*	Million €	1,437.6	1,263.0	1,137.8	1,072.0	1,026.8
Interest-bearing net debt	Million €	2,307.5	2,826.5	2,598.0	2,995.1	3,254.4
Investment in property, plant and equipment	Million €	74.6	45.0	48.7	53.8	89.6
Operating cash flow	Million €	410.1	315.1	279.8	241.4	274.0
Free cash flow	Million €	481.9	295.7	353.1	249.1	-27.8
EBITDA margin	%	20.4	25.3	30.2	38.4	53.8
EBIT margin	%	13.0	16.0	18.8	23.2	25.9
Net operating margin	%	8.8	7.9	7.3	6.8	7.7
ROCE*	%	9.7	10.0	9.3	8.2	8.0
ROE*	%	16.1	13.6	11.1	8.5	10.1
Capital-to-assets ratio (adjusted)*	%	27.7	22.2	20.1	21.4	17.5
Net Gearing*	%	160.5	223.8	228.3	278.4	317.0
Interest cover	X	3.5	3.1	2.7	2.4	2.3
Peak price	€	92.60	97.08	134.00	139.50	150.00
Lowest price	€	77.50	70.05	71.29	89.00	125.50
Closing price	€	92.60	81.14	84.00	108.00	139.50
Market capitalization	Million €	2,853.93	2,500.75	2,588.88	3,328.56	4,299.39
Earnings per share	€	6.51	5.03	3.74	2.71	2.66
Cash flow per share	€	13.34	10.24	9.08	7.83	8.89
Book value per share*	€	46.65	40.98	36.92	34.78	33.31
P/E (Ultimo)	X	14.22	16.12	22.44	39.88	52.38
Price/cash flow	X	6.94	7.92	9.25	13.79	15.69
Price/book value*	X	1.99	1.98	2.28	3.11	4.19
(Proposed) dividend	€	2.00	1.40	1.25	1.16	1.16
Dividend yield	%	2.16	1.73	1.49	1.07	0.83
Pay-out ratio	%	30.72	27.81	33.42	42.83	43.61
EV/EBITDA	X	10.19	10.15	10.20	12.66	10.91
No. of employees (annual average)		2,680	2,827	3,053	3,387	3,747
Electricity sales	GWh	76,690	71,001	55,485	39,633	33,004
Hydro coefficient		0.87	1.11	1.07	1.12	1.06



GROUP RATIOS

SALES REVENUE
MILLION €
2,478.07

OPERATING RESULT
MILLION €
321.55

EARNINGS PER SHARE
€
6.51

DIVIDEND
€
2.00

CASH FLOW
MILLION €
410.09



CAPITAL MARKET CALENDAR

Event	Location	Date
Participation in investor's conference (BA/CA)	Kitzbühel	21. – 23.01.2004
Annual results 2003	–	25.02.2004
Press conference (balance sheet)	Vienna	25.02.2004
Meetings with analysts and investors	Vienna	25.02.2004
Meetings with analysts and investors	London	26. – 27.02.2004
Meetings with analysts and investors	Paris	01.03.2004
Meetings with analysts and investors	Frankfurt	02.03.2004
Annual General Meeting	Vienna	23.03.2004
Dividend Ex-Day	–	30.03.2004
Dividend Payout Day	–	08.04.2004
Interim report quarter 1/2004	–	27.04.2004
Interim report quarter 1-2/2004	–	21.07.2004
Press conference (balance sheet)	Vienna	21.07.2004
Meetings with analysts and investors	Vienna	21.07.2004
Meetings with analysts and investors	London	22. – 23.07.2004
Participation in investor's conference (Erste Bank)	*tba*	xx.10.2004
Participation in investor's conference (EEI)	San Diego	24. – 27.10.2004
Interim report quarter 1-3/2004	–	02.11.2004
Meetings with analysts and investors	Switzerland	xx.12.2004



GREEN ELECTRICITY FOR EUROPE

With its 106 hydropower plants, Verbund generates over 80 % of its electricity from environmentally-friendly, renewable hydropower. It is thus among the most environmentally conscious electricity producers in Europe and covers approx. 50 % of the demand for electricity in Austria.

Verbund sells its "green" electricity to third-party suppliers and business customers in Austria and all parts of Europe. Based on Verbund's successful trade in electricity, over 50 % of its sales are generated abroad.

Verbund owns and operates the Austrian high-voltage grid with lines running to neighboring markets. As an independent grid operator, Verbund makes its lines available to all market players on equal terms.



2003

Hydropower



4

The driving force

5

Target for Europe



Together we are stronger. Under this motto, Austria's leading energy service providers are joining forces to become a big player on the European stage. To gain even more ground in a fiercely competitive liberalized market. To the advantage of our employees, customers and shareholders. With Verbund – the driving force.

6

The price is right

on the way up

7

The strategies are taking effect. After a sluggish start, the Verbund share achieved a positive performance in the course of the year with double-digit price gains. The company itself has the fifth-highest valuation at the Vienna Stock Exchange.

8

Training to master new challenges instead of jumping in at the deep end. Training and further education to enhance the skills of each employee in an optimal manner. When imple - mentingvital restruct - uring measures it is particularly important to focus on the role of the employees – the company' s greatest capital.

Prospects are



changing

The Power of motivation



10

After a series of blackouts in the USA and Great Britain, our neighbor, Italy, also experiences a major power failure. Verbund has taken appropriate measures to ensure that the electricity will continue to flow in Austria. 24 hours a day. 365 days a year. Through forward-looking, adequate investments in efficient supply grids and new power plants.

11

ull command

You can rest assured

12

Today is tomorrow

Sustainable value enhancements across the board


3
At Verbund, all
business operations
reflect a strong aware-
ness of the world in
which we all live.
For the benefit of
present and future
generations. In an
economical, ecological
and social sense.
For economic success
alone will not enhance
corporate value in a
sustainable manner –
awareness plays a
tical role.


3

At Verbund, all business operations reflect a strong awareness of the world in which we all live. For the benefit of present and future generations. In an economical, ecological and social sense. For economic success alone will not enhance corporate value in a sustainable manner – awareness plays a critical role.



CONTENTS









DIPL.-ING. HANS HAIDER
CHAIRMAN OF THE BOARD

Generation
New Business/Interests
Communications

DR. MICHAEL PISTAUER
DEPUTY CHAIRMAN OF THE BOARD

Transmission
Controlling/Financial Management
Investor Relations

DR. JOHANN SEREINIG
MEMBER OF THE BOARD

Trading/Sales
Marketing
Human Resources Management

REPORT OF THE MANAGING BOARD

DEAR SHAREHOLDER,

2003 was a very successful year for Verbund and also for you, the co-owner, in spite of the turbulent developments within the sector over the last twelve months. The success enjoyed by our company proves that our strategy of concentrating on electricity – our core business area –, focusing on environmentally-friendly hydropower, enhancing the internationalization of our business activities and pushing ahead with our restructuring measures, is the correct answer to the liberalization of the electricity market. Moreover, we are convinced that the further development of the regulatory environment, the power failures in parts of Europe and the clear commitment to climate protection will lead to a complete realignment of the European electricity sector. In the past, Verbund has, however, often demonstrated that it is eager to take on new challenges and that it is very capable of fully exploiting new business opportunities.

The primary issue at a European level was undoubtedly that of security of supply. The spectacular power failures in several European countries have made one thing very clear: the demand for electricity is growing steadily and, consequently, greater investment in power plants and grids is critical to guarantee security of supply both now and in the future. The need to enhance investment activities would appear even more urgent in the wake of the massive drop in electricity prices since the commencement of liberalization. This price deterioration has actually induced many electricity suppliers to reduce their investment activities. In an effort to reverse this trend, the European Commission put together an extensive energy package. This package equips EU countries with a set of powers under which electricity suppliers can be obligated to generate electricity in line with demand and eliminate line bottlenecks. In addition, the member states are urged to motivate the electricity companies into making greater investments by offering financial incentives. This provided Verbund with the necessary tailwind to build new power plants and close the gaps in the domestic 380 kV line.

The EU's clear commitment to promoting a liberated European electricity market can be seen as another significant development. This commitment is clearly reflected in the new provisions introduced by the European Commission which are designed to further accelerate the liberalization process. In line with the intention of these provisions, all non-household customers will be able to freely select their electricity supplier from 01 July 2004. In addition, the entire European electricity market will be fully liberated as of 01 July 2007. In other words: the option of freely selecting a supplier – an option that is currently enjoyed by electricity consumers in Great Britain, Scandinavia, Germany, Austria, Spain and Denmark – will then apply EU-wide. Full liberalization will eliminate existing market distortions and provide all electricity suppliers with a common starting base. This opens up new opportunities for Verbund. Today, foreign markets already account for over 50 % of our electricity sales.

The EU was also committed to climate protection. Accordingly, a decision was taken to implement the standards outlined in the Kyoto Protocol pertaining to the reduction of greenhouse gas worldwide before these came into force. An accurate appraisal of the extent to which Verbund will be affected by

this development cannot be provided until such time as the Emission Certificate Act has been adopted and the national allocation plans become available. Experts do, in any case, believe that this will lead to significant cost increases for the electricity supply companies and ultimately to increased electricity prices. Verbund, however, produces most of its electricity from hydropower and, as a result, greenhouse gas emissions are minimal. Consequently, the company will profit greatly from the growing difference between falling generation costs and growing wholesale prices. It is, however, possible that greater burdens will have to be contended with in the area of thermal generation.

The above-average water volumes in the Austrian rivers over the previous years sank to a historically low level in 2003. In the first quarter, the water supply was quite excellent but, over the last nine months, volumes deteriorated continuously to a mere 87 % of the average annual volume. As a result, less low-priced hydropower electricity reached the market than in the previous years. The production shortfall was, in part, compensated by increased storage and, above all, thermal generation but the significant volumes still had to be purchased on international procurement markets at higher prices. This, unfortunately, had a very negative impact on the result.

Verbund did, however, profit greatly from the positive development of the wholesale prices. Here, the short-term spot market prices and the medium-term forward prices increased significantly. The higher spot market prices are attributable to the shortage of electricity as a result of the hot summer months. The forward prices were positively influenced, above all, by the dwindling reserve capacities in Europe, the raising of the prices for primary energy sources and the additional costs that are expected following the implementation of the climate protection measures. Verbund has already profited, to some extent, from the high price level and will greatly profit from this price trend in the coming years.

Last but not least, the consolidation of the domestic market was promoted by the Austrian Electricity Solution which was approved by the cartel office in June 2003. A number of conditions do, however, still have to be met. The Austrian Electricity Solution would put Verbund among the Top Ten electricity suppliers in Europe and would also create synergies in the amount of € 40 million per annum. Prior to the implementation of the Austrian Electricity Solution, the partner companies of EnergieAllianz are already purchasing larger volumes of clean hydropower electricity from Verbund.

In summary, it can be said that our efforts to achieve a good result were successful in spite of the significant drop in generation. Sales were up 19.6 % at € 2,478.1 million. This increase can be attributed, above all, to the successful expansion of sales activities in Austria and the more recent successes in the core European markets. Operating profit deteriorated slightly by 2.9 % to € 321.6 million. This was mainly due to the poorer water supply (burden in the amount of € 47 million on the basis of the average water supply) and additional expenditures for restructuring measures in 2004 (burden in the amount of € 34 million for early retirement). The increase in wholesale prices had a positive effect.

The ongoing debt-clearing program – in 2003, debts totaling € 555.3 million were paid off – paved the way for a 29.2 % improvement in the consolidated result to € 200.1 million. This translates to

earnings per share of € 6.51 compared to € 5.03 in 2002. Net gearing was also improved significantly to 160.5 %. These figures confirm in an impressive manner that the group has adopted the correct strategy.

We believe that the shareholders of Verbundgesellschaft should also benefit from this success. We recommend therefore to the General Meeting, without ignoring the goal of further clearing the group's debt, that the dividend be increased by 42.9 % from € 1.40 to € 2.00. This increase includes a bonus of € 0.20/share. As a result, the payout ratio amounts to 31.1 %; the dividend yield increased from 1.7 % to 2.2 %.

In addition to increasing the dividend, the shareholders' equity was increased significantly. A contribution in the amount of € 174.6 million, essentially from retained earnings, increased the shareholders' equity to € 1,437.6. Yet again, the capital structure was improved and the build-up of internal values emphasized.

Dear Shareholder! We are convinced that this year's balance sheet paints a very clear picture and clearly documents that we have successfully steered our group through some turbulent times. Nevertheless, a company stands or falls with its employees. Their ability, their knowledge and their commitment made an essential contribution to this success. We would therefore like to take this opportunity to thank our staff whole-heartedly.

Dipl.-Ing. Hans Haider | Dr. Michael Pistauer | Dr. Johann Sereinig

CORPORATE GOVERNANCE

http://www.corporate-governance.at

With the enactment of the first Austrian Corporate Governance Code – which aims to establish a framework for the management and control of companies and groups and is geared to creating sustainable, long-term value – all listed companies in Austria are called on to voluntarily commit themselves to compliance with the rules set down in the code by way of a public declaration.

Verbund – through its involvement in the working group which was set up by Dr. Richard Schenz, the government representative for the capital market – played an active role in the drafting of this code and accordingly, the application of the code within Verbund was advocated by the Supervisory Board and the Managing Board just shortly after the code was published.

http://www.verbund.at

As a result, the Managing Board voluntarily issued a public declaration in the Annual Report 2002 as well as on the Verbund homepage stating that the code would be binding for Österreichische Elektrizitätswirtschafts-AG from fiscal 2003 and immediately initiated all the internal measures that were necessary for its implementation. The majority of the guidelines laid down in the code, which are "par for the course" for good and responsible corporate governance, have been observed within the company for quite some time already. As provided in the preamble to the code, the Managing Board commissioned, voluntarily and for the very first time, an external institution to independently monitor adherence to the rules stipulated in the code.

The Managing Board hereby issues the following statement on the basis of the findings:

The Austrian Corporate Governance Code was – as stated in the Annual Report 2002 and on the Verbund homepage – applied at Österreichische Elektrizitätswirtschafts-AG from fiscal 2003 and was complied with in the manner described below. Compliance with the code shallwill continue in fiscal 2004 and, individual rules which are currently being handled differently shall, to the greatest extent possible, be implemented. For Verbund, the application of the Austrian Corporate Governance Code is of immense importance and can be seen as a critical building block that serves to enhance the confidence shareholders, business partner, employees and the public have in our company.

Of the 79 rules detailed in the code, the following C-Rules (Comply or Explain) were handled differently whereby the departure from each respective rule is partly based on legal provisions or is merely of a formal nature.

In addition to the obligation to report deviations from the C-Rules, departure from the individual R-Rules (Recommendation) detailed in the code are voluntarily declared in the following.

DEPARTURE FROM AUSTRIAN CORPORATE GOVERNANCE CODE

Rule	Wording	Explanation
C-Rule No. 2	Shares are to be construed in accordance with the principle of "one share – one vote".	The implementation of this guiding principle is not possible at this time due to the currently applicable constitutional law which regulates the ownership structure of the companies in the Austrian electricity sector (BGBI I 1998/143 Art. 2) and also forms a basis for the company's byelaws.
C-Rule No. 34	The Supervisory Board shall adopt internal rules of procedure for its work, which shall contain stipulations regarding the disclosure and reporting obligations of the Managing Board, including subsidiaries, unless these obligations are defined in the internal rules of procedure of the Managing Board.	The cooperation between the Managing Board and the Supervisory Board is defined in detail in the internal rules of procedure of the Supervisory Board and the Managing Board. The reporting obligations of the subsidiaries are currently laid down on the basis of a Supervisory Board decision. An appropriate regulation shall be adopted at the next amendment of this rule of procedure.
C-Rule No. 38	A nomination to the Managing Board must be made for the last time before the age limit defined in the byelaws is reached.	At the time the decision was taken relating to the nomination of the Managing Board 2003, an age limit that complies with the intention of C 38 was defined and this shall be anchored in the company's byelaws at the next planned amendment.
C-Rule No. 45	Members of the Supervisory Board may not assume any functions on the boards of other enterprises which are competitors of the company.	At this time, this rule is not being complied with by all members of the Supervisory Board. A proposal for including this provision in the byelaws is aimed at.
C-Rule No. 51	... the number of members on the Supervisory Board (not including employees' representatives shall, at most, be ten.	A reduction of the number of members on the Supervisory Board would be possible under the current byelaws and should be considered when the Supervisory board is appointed at the general meeting of the shareholders.
C-Rule No. 54	A nomination to the Supervisory Board must be made for the last time before the age limit defined in the byelaws is reached.	The byelaws do not provide for an age limit for being voted into the Supervisory Board. An appropriate amendment shall be aimed at the next time the byelaws are amended.
C-Rule No. 62	The company shall draw up consolidated financial statements and quarterly reports according to internationally recognized accounting standards (International Financial Reporting Standards, IFRS or United States Generally Accepted Accounting Principles, US-GAAP).	The consolidated financial statements are drawn up in comp liance with International Financial Reporting Standards (IFRS). The quarterly reports do not, strictly in a formal sense, fully comply with IAS 34.
R-Rule No. 3	In the interests of treating all shareholders equally, the byelaws of a company shall contain a clause excluding the applicability of the maximum permissible reduction of 15 % in the case of mandatory bids, which is allowed under the Takeover Act.	The adoption of this provision in the byelaws is not necessary due to the currently applicable constitutional law (BGBI I 1998/143 Art. 2) which regulates the ownership structure of the companies in the Austrian electricity sector (no mandatory bids possible).
R-Rule No. 72	The company shall organize information events for investors on a regular basis. The company shall, at the very least, disclose on its website all information that has been used (presentations).	All information relating to the company shall be disclosed in full on the company website from fiscal 2004.

AUDITOR'S NOTE ERNST & YOUNG WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT MBH

Summary of the findings of the evaluation of adherence to the principles
set out in the Austrian Corporate Governance Code

We have monitored the extent to which Österreichische Elektrizitätswirtschafts-AG adhered to the recommendations of the Austrian Corporate Governance Code (ÖCGK – issued by the Austrian Working Group for Corporate Governance in 2002) in fiscal 2003. The responsibility for reporting on the implementation of and adherence to the principles set down in the Austrian Corporate Governance Code ("Declaration of Conformity") lies with the Managing Board of the company.

We have performed our evaluation on the basis of a questionnaire drafted by the Austrian Working Group for Corporate Governance for the voluntary external monitoring of compliance to ÖCGK with due diligence. Our evaluation is also based on a randomized examination of the evidence and details provided.

In our assessment, the Declaration of Conformity issued by the Managing Board shows that the recommendations of ÖCGK were implemented at Österreichische Elektrizitätswirtschafts-AG in an appropriate manner in fiscal 2003.

Vienna, on January 26, 2004

Ernst & Young
Wirtschaftsprüfungsgesellschaft mbh

Mag. Helmut Maukner
(Certified Public Accountant)

Mag. Elfriede Baumann
(Certified Public Accountant)

REPORT OF THE SUPERVISORY BOARD

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) – a leading listed company within the electricity sector – with its public commitment to the Austrian Corporate Governance Code fulfilled all the requirements of the capital market in a consistent manner. A number of these regulations also address the Supervisory Board which immediately dedicated itself to their implementation. Details relating to compliance with the code in other areas can be found in the Annual Report.

The Supervisory Board performed its duties and exercised its powers under the law and the articles of incorporation in five plenary sessions. The Working (Strategy) Committee convened at four meetings and the Audit Committee at one meeting. In addition, several meetings of the board, as staff committee, were also held.

The Supervisory Board was informed regularly, in a timely fashion and comprehensively, both in writing and verbally, on relevant issues of business development as well as on the state and strategy of the company, including risk conditions and risk management. On the basis of these reports, the Supervisory Board continuously examined and supported the management activities of the Managing Board. These examinations, conducted in an open debate of the topics and issues between the Managing Board and the Supervisory Board, provided no cause for complaint.

The accounts, annual financial statements and consolidated annual financial statements were audited by KPMG Alpen-Treuhand Gesellschaft GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, in accordance with internationally recognized auditing principles and standards.

The auditor prepared a written report on the results and found, in accordance with § 274 (1) HGB (Commercial Code), that the Managing Board had supplied all such information and documentary evidence as had been required. The accounts, annual financial statements and consolidated annual financial statements comply with the statutory provisions and, in accordance with the principles of proper accounting, faithfully reflect the financial and income situation of the company and the group. The Management Report and the Group Management Report are consistent with the annual and consolidated financial statements. At the same time, it was confirmed that the statutory requirements for an exemption from the obligation to prepare a consolidated financial statement and a group management report have been met under Austrian commercial law.

The Supervisory Board examined the annual financial statements and the consolidated annual financial statements, to which the auditor affixed its unqualified audit certificate, as well as the Management Report and the Group Management Report of the Managing Board. The Management Report of the Managing Board was approved, and the consolidated annual financial statements acknowledged. The annual financial statements were approved by the Supervisory Board and are therefore deemed adopted under § 125 (2) Aktiengesetz ("Stock Corporation Law").

Vienna, February 2004

On behalf of the Supervisory Board DDr. Erhard Schaschl





MANAGEMENT REPORT



MANAGEMENT REPORT

FRAMEWORK CONDITIONS

ECONOMY DISPLAYS SLUGGISH RECOVERY

The world economy has survived two difficult years. The indicators are only slowly showing signs of an imminent global economic upswing. The confidence of the economy and the consumer slowly increased and this paved the way for a growth of approx. 3.2 % worldwide. The USA was a trailblazer here. The development in Japan was also surprisingly positive and the weak phase in South East Asia appears to have passed.

In the EU, however, where, in contrast to the USA, the consolidation efforts of the public authorities had an adverse effect, there are no signs of significant economic recovery. In the Euro region, the real gross domestic product only grew by approx. 0.5 %. In Austria, the economy remained weak. Although the economic situation stabilized, there were no signs of an upswing – the growth rate lay below the 1.0 % mark.

Austria

POWER CONSUMPTION INCREASED

In the first three quarters 2003, the increase in electricity consumption was surprisingly high. Almost 46 TWh was consumed between January and September. This corresponds to an increase of 3.4 % compared to the same period the previous year. Electricity consumption from April to June was up 2.5 % on the corresponding period last year. In summer, 2.2 % more electricity was consumed compared to the previous year with a significant increase of 3.2 % during the hot month of August. This can be attributed to the extremely cool winter months, the increased utilization of air conditioning devices during the heat waves and the rise in industrial electricity consumption. All in all, in terms of electricity consumption, Austria was a front-runner in the EU along with Greece, Finland, France and the Netherlands. One trend is very apparent: the demand for electricity will continue to rise in the medium-term. According to the demand forecast prepared by WIFO on behalf of E-Control, demand is expected to increase by 1.7 % per annum.

GUARANTEEING SECURITY OF SUPPLY

Against the backdrop of the increasing demand for electricity and the major expansion of renewable forms of energy which, by nature, display fluctuating output levels, great importance was also attached in Austria to the issue of security of supply. The greatest problem – and one which has already existed for a number of years – lies in the inadequate dimensions of the transmission grid used to transport electricity from the generating center in the north to the major consumers in the south. This situation was made all the worse by the intense heat waves in the summer of 2003 and the low water levels in the rivers. The failure of the Hungary-Croatia line in August also had a burdening effect on the Austrian grid.

Definite plans have been in place for quite some time already to expand the power grid and create adequate grid capacities so that bottlenecks can be avoided in the future. A great deal of significance was attached to the construction project to close the gaps in the 380 kV line in South Styria and Salzburg.

The 380 kV ring can be seen as an essential backbone – not least against the backdrop of enhanced electricity generation from renewable energy sources.

TRADING IN EMISSION CERTIFICATES

On 16 September 2003, the directive of the European Parliament which establishes a framework for greenhouse gas emission certificate trading came into force. This directive focuses on the creation of a system within the community that aims at reducing greenhouse gas emission in an economic and efficient manner. Being a member of the EU, Austria had to enforce legal and administrative regulations in compliance with the directive by 31 December 2003 and must also draw up national emission allocation plans by 31 March 2004. These define the number of emission rights that are assigned to the individual companies or plants or the emission cuts that are imposed. Within the framework of the Kyoto process, Austria is obliged to reduce greenhouse gas emission by 13%. In order to achieve this very ambitious goal, the electricity sector has already introduced extensive measures that aim at protecting the environment and will continue to play an active role in promoting these measures in the future. Compared to the EU 15, the share of renewable energies in Austria is already very high.

SYSTEM UTILIZATION FEES LOWERED

With 100 % market liberalization, a regulator and clearly defined rules governing competition, Austria is one of trailblazers in Europe on the liberalization front. Following the full deregulation of the Austrian electricity and gas market, the authorities implemented further measures to guarantee and further enhance competition. With effect from 01 November 2003, E-Control lowered the system utilization fees in Austria by, on average, 2.5 % (grid level 3) to 4.1 % (grid level 5) for business customers and by 4.2 % for private customers. This represented one further step towards harmonizing the grid tariffs within Austria.

Two and a half years after full liberalization, the domestic electricity market is, however, still quite fragmented and heterogeneous. In order to remain competitive in Europe over the medium to long term, the consolidation trend in Austria will have to be accelerated.

Europe

INTEGRATION INSTEAD OF ACQUISITION

The marked slowdown in merger and acquisition activities clearly shows that the consolidation of the electricity sector has already passed its peak. The economic difficulties that American energy companies had to contend with resulted, above all, in interested parties from overseas disappearing from the European market. Parallel to this, the major European companies first have to cope with the expansion of the previous years and, as a result, were much less willing to purchase at an international level. Preference was given instead to national mergers. Companies enhanced their focus on vertical integration which embraces the entire value added chain from generation to the end customer. Powergen, for example, acquired the power distributor Midlands Electricity, Sydkraft purchased the fifth-largest Swedish supplier Graninge and Electrabel took over Sibelga, the electricity and gas supplier for

Brussels. In Italy and Spain, there was also a growing tendency among producers to merge with local distributors. In addition, there are clear signs that Italy and France are greatly in favor of pushing the privatization of the public energy companies Enel and EDF.

The further liberalization of the new member states and the integration of countries such as Bulgaria, Rumania and the Balkan States into the European Union could well trigger a new increase in merger and acquisition activities. The strategic orientation of the companies reveals a notable retreat to the core business areas, electricity and gas. This is very evident in the case of Energie Baden-Württemberg AG (EnBW) which divested 143 of the 395 companies in its investment portfolio. This reflects a clear decision on the part of EnBW to simplify its complex group structure. At this time, only a small number of European companies are adopting a multi-utility approach.

SIGNIFICANT INCREASE IN EUROPEAN ELECTRICITY PRICES

The dry spell during the summer months not only led to underproduction in hydropower plants in many parts of Europe but also resulted in stoppages or reduced capacities in thermal and nuclear power plants due to cooling water problems. As a result, the spot-market prices at the European electricity exchanges rose by approx. 33 % compared to the previous year.

A price increase of 50 % for annual base-load supplies was also recorded on the futures market. This can be attributed not only to the increase in primary energy costs for hard coal and gas but also to the general belief that the existing reserve capacities in Europe are almost depleted and, consequently, cross-border trade is, on account of grid bottlenecks, only possible to a limited extent. CO_2 certificate trading, which will commence in 2005, does, however, still generate the highest degree of uncertainty. Experts estimate that an emission certificate (1 ton CO_2) will cost between € 10 and € 25 and believe that these additional costs will lead to significant price increases on the electricity market as a whole.

Regulatory environment

For a number of years already, the activities within the EU have focused on the promotion of the single market, supply security and sustainability.

DATE SET FOR FULL LIBERALIZATION

From July 2007, all electricity customers in the EU will be able to freely select their supplier. This will apply to non-household customers from July 2004. In addition, the establishment of a regulatory authority is now essential and stricter decentralization regulations for transmission and distribution grid operators will be introduced. Following in the footsteps of fully liberalized markets such as the UK, Scandinavia, Germany and Austria, the electricity markets in Denmark and Spain are now also fully deregulated. In addition, numerous other countries, e.g. Italy, but also acceding countries such as Slovakia, the Czech Republic and Hungary, are taking further steps towards liberalization.

In an effort to further promote the single market, harmonization also took place at a taxation level. The minimum taxation rates were applied EU-wide for coal, gas and electricity. In Austria, the tax rates lie well above the minimum level. In addition, a decision was also taken whereby the VAT on energy supplies will be payable at the place of consumption. This regulation, which is to apply Europe-wide from 2005, aims to simplify international energy transactions once it has been fully implemented in all member states.

SPECIAL IMPORTANCE ATTACHED TO SECURITY OF SUPPLY

The European electricity market is still dominated by regional markets. Although the EU has introduced extensive measures to promote a single European market, fragmentation into regional market segments (e.g. Italy, the Iberian peninsula, the British Isles) is still quite noticeable. Moreover, the prices in the individual market segments differ substantially. A further fusion of the markets is subject to the elimination of the grid restrictions that currently exist due to the existence of technical and organizational hurdles.

In order to promote liberalization and enhance security of supply, the European Community drew up a set of guiding principles which serves to stimulate cross-border electricity trading. At present, cross-border electricity trading only amounts to 9.0 % of the electricity consumed within the EU.

Against the backdrop of the blackouts in numerous EU countries and the fact that electricity consumption is expected to increase by 44 % by 2020, the EU Commission introduced an "energy package" under which member states are obliged to guarantee that adequate power plant capacities will be available to meet "reasonably expectable demand". The International Energy Agency expects that a capacity in the region of 600 GW (corresponds to approx. 750 power plants) will be required in the next 30 years. The member states are urged to impose appropriate obligations on electricity suppliers and should also offer financial incentives for the provision of generation capacities and the execution of line projects.

PROMOTION OF GREEN ELECTRICITY AND CLIMATE PROTECTION IS BECOMING A REALITY

The transparency of the electricity market is enhanced not only by the obligation to provide proof of origin for green electricity Europe-wide but also by the "disclosure" that is required by the EU. In future, European electricity suppliers will have to disclose on their invoices the share of the individual energy sources in the power mix. This detailed product information can have a positive effect on the demand for green electricity.

The new Emission Trading Directive leads to an internalization of the external costs for greenhouse gas emissions for CO_2-intensive sectors such as energy and industry. The trading of emission certificates Europe-wide ensures that emission reduction will take place where it will have the greatest effect. Thermal plant operators, who produce 50 % of the electricity that is generated within the EU, will have to contend with a significant increase in generation costs. This can have a decisive influence on the economic positioning of these companies.

The member states are obliged to incorporate the Water Framework Directive into national law by the end of the year. This, in particular, serves to protect and improve the condition of aquatic ecological systems and ground water. An impingement on the existing rights of hydropower plant operators such as Verbund is also quite likely.

The diversity and the effect of these EU directives once again clearly shows that the economic success of companies in the electricity sector is largely dependent on the regulatory environment.

ECONOMIC DEVELOPMENT

Earnings

CONSOLIDATED INCOME STATEMENT (SHORT VERSION)			Million €
	2001	2002	2003
Sales revenue	1,684.8	2,072.2	2,478.1
Operating result	316.7	331.1	321.6
Group result	115.3	154.9	200.1
Earnings per share (€)	3.74	5.03	6.51

SUSTAINED POSITIVE DEVELOPMENT

In spite of the historically low water supply, the earnings trend was quite excellent. The group result improved significantly and, parallel to this, the operating result deteriorated slightly by 2.9 % to € 321.6 million.

The much-reduced water supply from domestic rivers, above all, due to the heat waves in summer 2003, had a negative impact. In 2003, the water supply was down 24 percentage point on the level reported the previous year and down 13 percentage point on the long-term average. The shortfall had to be compensated through the enhanced utilization of the expensive storage and, above all, thermal power plants as well as through electricity purchases at high wholesale prices. As a result, the low water supply compared to the average volume recorded in the previous year depressed the result by approx. € 47 million. Lower grid revenue, attributable to a deterioration in income from transport contracts and declining transit revenue, also exerted pressure on the operating result.

The operating result was, however, positively influenced by the increase in European wholesale prices triggered by the extreme drought and blackouts in a number of European countries. This price increase was integrated into a number of supply contracts that were concluded in 2003. This positive effect was further enhanced through the continued implementation of strict cost management. Payroll expenses,

depreciation and amortization and other operating expenses were once again reduced significantly. Owing to these compensating effects, the operating result of Verbund, which produces approx. 80 % of its electricity from hydropower, only deteriorated slightly in spite of the poor water supply.

Profit before tax was up significantly by 51.8 % to € 315.7 million. The positive development of the Swiss Franc and the Japanese Yen resulted in exchange gains which were, in part, realized. The group's successful debt clearing policy also had a very positive effect on the financial result. In fiscal 2003, debts in the amount of € 555.3 million were paid off without the need for refinancing.

Profit after tax, which climbed 33.5 % to € 217.6 million, also displayed a clearly positive trend. The effective tax rate came to 31.1 %. After factoring minority shares, the financial result also rose significantly by 29.2 % to € 200.1 million. Earnings per share rose to € 6.51.

SIGNIFICANT INCREASE IN SALES REVENUE

In total, sales revenue increased by 19.6 % to € 2,478.1 million. Electricity sales, not including revenue from eco-electricity, were up 12.4 % at € 1,986.6 million. The increase in wholesale prices paved the way for substantial sales gains in Austria as well as in the core foreign markets Germany, Slovenia, Italy and France. The group contribution margin from electricity business as a whole did, however, deteriorate to € 709.3 million on account of the lower volume of own generation following the extreme drought.

Sales to domestic resellers increased significantly by 11.5 % to 24,051 GWh. A significantly larger volume of hydropower electricity was sold particularly to the partner companies of EnergieAllianz. The volumes supplied to other provincial companies were considerably lower. In addition to the increase in volumes, Verbund was able to pass the rise in European wholesale prices on to the customers. This led to an increase of 8.7 % in the average contract prices. The price indicators for electricity sales prices in Austria rose significantly. The one-year forward prices for base-load supplies rose, for example, by 18 %, while the corresponding prices for peak-load electricity, which is more valuable to the electricity market, rose by 26 %.

Sales to domestic business customers who purchase in excess of 0.1 GWh/year also displayed a clear increase of 29.3 % to 4,960 GWh. In fiscal 2003, the focus moved from expanding the market share to enhancing profitability. New customers were only acquired subject to the secured contract prices being covered on the market.

Clear sales gains were once again reported with foreign customers. In Germany, where Verbund focuses, above all, on public utilities, sales were up 34.0 %. The business trend on the Slovenian market was also positive with sales improving significantly parallel to an increase in prices. The Slovenian electricity market is deregulated to a greater extent than the markets in the other acceding countries and therefore offers favorable market conditions for the Verbund group. In this market, business activities

focus, above all, on large industrial areas. Higher sales revenue was also generated in France. Here, new customers were won through the advances that were made on the liberalization front.

Verbund's electricity trading activities with foreign customers deteriorated by 10.0 % to 31,359 GWh. This can be attributed, among other things, to the increase in bookout agreements where the balancing of non-realized, equivalent buying and selling volumes was effected with the same business partner.

SALES REVENUE	Electricity Revenue	Grid Revenue	Other Revenue	Million €
2001	1,318.0	309.3	57.5	1,684.8
2002	1,768.1	259.6	44.6	2,072.3
2003	2,195.0	231.4	51.7	2,478.1

Sales revenue from regulated grid operations fell by 10.9 % to € 231.4 million. The decline is mainly attributable to the partial inapplicability of the European tariff regulation for cross-border energy supplies and the high grid revenues in prior periods. The expiration of transport contracts also had an adverse effect on sales.

For the first time, sales revenue from the processing and administration of subsidies for eco-electricity came to € 208.4 million. The Verbund grid company is obliged under law to process and administer the subsidies for eco-electricity in Austria. On this basis, Verbund charges electricity traders and distribution grid operators regulated eco-electricity premiums which are subsequently passed on to the eco-electricity producers.

MARKED RISE IN EXPENSES FOR ELECTRICITY PURCHASES AND FUELS

Expenses for electricity and grid purchases and fuels increased by 39.6 % to € 1,657.5 million.

The electricity procurement costs rose significantly by 43.2 % to € 1,476.9 million. The decrease in own generation from run-of-river plants as a result of the extreme drought necessitated the purchase of high volumes of electricity at increased European wholesale prices. In addition, expenses for eco-electricity purchases were included in this item for the first time.

Fuel expenses also rose significantly by 16.2 % to € 115.7 million. This was mainly due to a marked increase in thermal production to compensate for the below-average generation from run-of-river plants. The increase in wholesale prices for electricity did, however, lead to higher contribution margins from thermal generation compared to the previous year.

PAYROLL EXPENSES DOWN SLIGHTLY

Personnel expenditure was lowered slightly by 1.5 % to € 263.7 million.

In spite of a collective agreement increase of 2.1 %, expenditure for wages and salaries was reduced by 7.5 % to € 196.0 million. The number of employees was reduced by 147. The staff cuts were implemented in a socially compatible manner, primarily through early-retirement measures. Since the commencement of liberalization, the number of employees has been reduced by 35.6 %.

Expenses for severance payments and pensions did, however, rise by 21.7 % to € 67.7 million. A provision in the amount of € 34.4 million had to be set up for early-retirement measures. This measure will, however lead to a reduction in expenses for pensions and severance payments in the coming years.

DROP IN OTHER OPERATING EXPENSES

Other operating expenses, which had already been reduced to a low level, were trimmed by a further 12.4 % to € 144.9 million. In 2002, this item was burdened by one-off expenses for flood damage in the amount of € 14.0 million. In addition, savings – primarily in the administration area – were reported in the amount of € 6.5 million.

FINANCIAL RESULT DISPLAYS CLEAR IMPROVEMENT

The financial result, which consists of the financing result, the result from participating interests and the result from long-term investments rose significantly by 95.2 % to € 5.9 million. This increase can essentially be attributed to the group's successful debt-clearing policy.

The financing result improved by 71.3 % to € 35.6 million. Here, the strong free cash flow paved the way for a debt clearance in the amount of € 555.3 million largely without refinancing. The poor development of the Swiss Franc and the Japanese Yen compared to the Euro also had a positive effect. Realized and valuation-based exchange gains boosted the financial result in the amount of € 62.4 million. The positive exchange rate development was used to hedge bonds in Swiss Francs. In this way, Verbund was able to reduce the future volatility of the financial result.

Finally, the low interest rates led to a reduction of the interest burden from variable-interest loans. Within Verbund, 17.1 % of all borrowed funds are subject to variable interest rates.

The result from participating interests rose by € 16.5 million to € 22.2 million. This is primarily due to the divestment of the EVN AG shares for an amount in excess of the acquisition value.

The result from long-term investments, which essentially reflects the performance of the securities held to cover pension entitlements, was also quite positive. The depreciation of securities in 2002 on account of the weak capital markets was followed by an appreciation in the period under review. Consequently, the result from long-term investments improved from -€ 4.7 million to € 7.5 million.

Net worth

CONSOLIDATED BALANCE SHEET (SHORT VERSION)				Million €
	2002	Share	2003	Share
Total Assets	6,918.1	100 %	6,208.3	100 %
Non-current assets	6,554.8	95 %	5,929.3	96 %
Current assets	**363.3**	**5 %**	**279.0**	**4 %**
Total Liabilities	6,918.1	100 %	6,208.3	100 %
Shareholders' equity	1,263.0	18 %	1,437.6	23 %
Long-term liabilities	4,524.1	65 %	3,856.2	62 %
Short-term liabilities	**1,130.9**	**16 %**	**914.5**	**15 %**

DETERIORATION OF NON-CURRENT ASSETS

Long-term assets decreased significantly by € 625.6 million to € 5,929.3 million on account of a decline in plant, property and equipment and well as a drop in participating interests.

The decline in plant, property and equipment in the amount of € 178.8 million can be attributed to scheduled depreciation which exceeded additions totaling € 74.6 million. The group's investments were essentially limited to replacement and streamlining measures such as the remote control concept for power plant and grid operations.

The item "participating interests" deteriorated, above all, due to the divestment of the EVN shares and the resulting book value debit in the amount of € 240.5 million.

DECLINE IN CURRENT ASSETS

Short-term assets fell by € 84.2 million to € 279.0 million. This was mainly due to the reduction in receivables totaling € 36.3 million as well as a decline in cash items in the amount € 39.4 million.

SHAREHOLDERS' EQUITY DISPLAYS POSITIVE TREND

The shareholders' equity increased – following the allocation of the annual profits to retained income under consideration of the dividend distribution – by € 174.6 million to € 1,437.6 million. Under application of the "Improvements Project" of the IASB, minority shares were allocated to shareholders' equity in compliance with IAS 27 and the figures of the previous year were appropriately adjusted.

The long-term liabilities of the group were – on the basis of the debt-clearing strategy of many years – reduced significantly by € 667.9 million to € 3,856.2 million. Long-term financial obligations in Euro and Swiss Francs totaling € 555.3 million were cleared.

LONG-TERM AND SHORT-TERM LIABILITIES DOWN SIGNIFICANTLY

The short-term liabilities were also trimmed significantly by € 216.4 million to € 914.5 million. The decline in other liabilities in the amount of € 112.9 million is attributable, above all, to the sale of the EVN shares.

This paved the way for a significant improvement in the group's capital structure. The balance sheet total was reduced to € 6,206.0 million as a result of the enormous debt clearance in connection with the reduction of non-current assets. The net debt was reduced by € 518.9 million and now lies at € 2,307.7 million. The equity ratio rose from 22.2 % to 27.7 % and net gearing was lowered from 223.8 % to 160.5 %. For the first time, this value is considerably better that the corresponding (average) value of the European suppliers.

STRENGTH OF CAPITAL STRUCTURE ENHANCED GREATLY

Long-term assets were covered to 24.3 % by shareholders' equity (previous year: 19.3 %) and to 65.0 % (previous year: 69.0 %) by long-term borrowed capital.

Financial situation

CONSOLIDATED CASH FLOW STATEMENT (SHORT VERSION) — Million €

	2001	2002	2003
Operating cash flow	279.8	315.1	410.1
Cash flow from investment activities	73.5	-19.4	71.9
Cash flow from financing activities	-216.9	-308.2	-521.3
Changes to cash and cash items	**136.5**	**-12.5**	**-39.4**
Cash and cash items as of 31.12.	226.5	67.5	28.1

The growing difference between falling generation costs, which are largely immune to the price development of primary energy sources, and rising wholesale prices paved the way for a 30.1 % increase in the operating cash flow to € 410.1 million. The rigorous cost management program supports the positive cash flow trend long term.

OPERATING CASH FLOW UP CONSIDERABLY

The inflow of funds from investment activities came to € 71.9 million. This positive value is attributable to the divestment of the EVN share parcel. This increased inflow was reported at a time when long-term investments and investments in property, plant and equipment were at a low level.

Consequently, the free cash flow available for clearing debts and for distribution amounted to € 481.9 million.

The cash-flow from financing activities totaled € 521.3 million (previous year: € 308.2 million). The repayment of short and long-term financial obligations in the amount of € 555.3 million had a significant impact on this item. New short-term loans, on the other hand, only total € 68.5 million.

DIVIDEND INCREASED AGAIN

The individual accounts of the listed Verbundgesellschaft, which are used as a basis for determining the amount that can be distributed to the shareholders, are prepared in accordance with the Austrian Commercial Code. The net profit for the year stated in these accounts comes to € 97.8 million. After changes to provisions, the net profit for the year comes to € 61.6 million.

We recommend therefore to the General Meeting that a dividend of € 1.8/share be distributed together with a bonus of € 0.2/share. This corresponds to a 42.9 % increase in dividends distributed to € 61.6 million. Verbund is therefore increasing its dividend distribution for the third year in a row. This translates to an improvement in the dividend yield of 2.2 %. This recovery, after two difficult years at the beginning of the liberalization process (1999 and 2000), is an expression of the group's economic success, a success we would like to share with the shareholders.

INVESTMENTS UP ON THE PREVIOUS YEAR

INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	Million €
2001	48.7
2002	45.0
2003	74.6

The investment volume totaled € 125.4 million. This corresponds to an increase of € 47.5 million compared to the low level of the previous year.

Of this amount, € 77.0 million was invested in property, plant and equipment and intangible assets. Investment activity has slowed considerably since the liberalization of the electricity market. On account of the low market prices, which still lie below the market entry costs for electricity producers,

and the unsecured return on investments in the regulated transmission grid area, investment in generation and grid facilities are, at this time, only profitable within the framework of a subsidy system. Our investments are therefore essentially limited, in particular, to replacements and streamlining programs such as the automation project for power plants to which € 11 million was allocated.

Long-term investments amounted to € 48.4 million. The capital increase at Energia S.p.A in the amount of € 25.3 million as part of the business expansion program bears mentioning here. Energia S.p.A is the product of a joint venture between Verbund and the Italian finance group CIR.

> p. 130 Group Companies

INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	Million €
Automation of power plants	10.9
Power descent Kaprun.	10.4
380 kV line Kainachtal	8.4
Transformer exchange program	4.9
Reconstruction of Leoben power plant	3.9
Others	36.1
Total	**74.6**

Key figures

NET GEARING	%
2001	228.3
2002	223.8
2003	160.5

In computing ratios, which also includes balance-sheet items, Verbund eliminates, in agreement with the auditors, the effects from cross-border leasing transactions, since this involves closed items on the asset and liabilities side of the balance sheet. Under application of IAS 27 (revised 2003), minority shares were allocated to shareholders' equity and the previous year's figures were adjusted.

Return on capital employed (ROCE), the return on interest-bearing capital, deteriorated slightly from 10.0 % to 9.7 %. This deterioration can be attributed to the decline in the operating result. The average capital employed remained practically unchanged.

Net Gearing, the ratio of interest-bearing borrowings to shareholders' equity, dropped from 223.8 % to 160.5 %. This significant reduction was mainly due to the ongoing debt-clearing program and the increase in shareholders' equity from retained earnings. This year, the value for net gearing lay below the average value of the European suppliers for the first time since deregulation.

The EBIT margin fell from 16.0 % to 13.0 %. This was triggered, above all, by the drop in grid revenue as well as by the additional, result-neutral sales revenue from the processing and administering of subsidies for eco-electricity.

ADDITIONAL DETAILS

RISK MANAGEMENT ENHANCED

In the case of each and every corporate action that aims at generating appropriate returns it is essential not only that opportunities be identified and exploited but also that risks be accepted.

p. 71 Risk Management

Systematic risk management was fully integrated into Verbund's organizational and operational structures back in the year 2000. Based on the three key risk management areas "financial activities", "electricity trade" and "informatics", the risk management spectrum was broadened to include the development of "cross-company risk management".

RESEARCH

At Verbund, applied research is synonymous with the development of innovative approaches and the implementation of these approaches in the core areas generation, transmission and electricity trading and serves, among other things, to strengthen the group's position in the energy sector in a sustainable manner. The focus in future will not solely lie on innovations from the technical sector but will also extend to innovations that are introduced in the economic and social sectors.

Using a key research model, activities focus on application-oriented and interdisciplinary projects which are normally executed in cooperation with renowned national and international funding agencies, universities, companies and institutions. Verbund, together with over 130 partners, is involved in the following key research activities.

Research report
http://www.verbund.at

Within the framework of its proactive research policy, Verbund provides information on the current and concrete results of its research work in its own publication series, in brochures as well as through platforms for dealing with questions of research. A detailed overview of all research-related activities and projects carried out within the group will be provided in the Verbund publication "Environment and Innovation 2003".

KEY RESEARCH ACTIVITIES

Priority research activities	Selected project partners
Enhancement of efficiency in thermal and hydraulic plants and high-voltage grid	Public bodies and funding agencies (e.g. BMLFUW, BUWAL Bern, UBA, RIGA Council, EU Framework Program, FFF, FWF, KWF, EFG)
Maintenance and improvement of supply and plant security	Universities and research institutes (e.g. TU Graz, TU Vienna, Uni Innsbruck, TU Xian, TU Tsinghua, Montanuniversität Leoben, Uni Manchester, Uni Genua, Uni Strathclyde, Uni Helsinki, Uni Athen, Österreichische Forschungs- und Prüfzentrum Arsenal GmbH, ARC)
Improvement of environmental compatibility of technical plant and machinery	Industrial partners (e.g. Siemens, ALSTOM Power, VA Tech, AE, Porr, U.E.G., Saubermacher, A.S.A., ENAGES, AVE)
Optimization of activities – both in an economic and energy-related sense – in the current political environment	Energy utility companies (e.g. EVN, Energie AG OÖ, Wienstrom, Fernwärme Vienna, LinzStrom GmbH, Salzburg AG, TIWAG, EnBW, EON, ENEL, EDF, Institut für Solare Energieversorgungstechnik e.V, Vattenfall)
Improvement of internal and external acceptance and social compatibility within Verbund	Trade associations (e.g. VEÖ, IV, WKÖ, VÖZ, VGB, EURELECTRIC)

Last year, about 113 experts working for the group were involved in 68 innovative projects. In most cases, the projects extend over several years. The overall project volume amounted to € 45.5 million with € 16 million of this amount coming directly from Verbund. Verbund's own share in fiscal 2003 came to € 5.4 million.

OUTLOOK

2003 was an excellent year for Verbund in spite of the poor water supply which was well below average. The positive corporate development of the last years which, above all, has allowed the company to establish a strong position in the European electricity market, will be continued in the future. Verbund should benefit from the new framework within the European electricity sector.

The development of the European wholesale prices, a critical value driver for Verbund, displays a sustained, positive trend. There are several reasons for this: declining reserve capacities, increasing costs for primary energy sources and the additional costs that are expected in connection with the commitment to reduce greenhouse gases in Europe.

Moreover, the group's generating costs which, to a large extent, are immune to the price development of the primary energy sources, will continue to fall on account of the continued debt-clearing program and the rigorous cost management that is implemented within the group.

With our environmentally-friendly hydropower plant park in Europe, we are in an excellent position to profit from the promotion of renewable energy sources. Even today, customers are willing to pay a

premium on top of the market price for hydropower electricity from Verbund. The decision of the European Union to make the generation mix of the electricity supplier more transparent for the customer will further strengthen this trend.

Verbund is well positioned in the electricity business and will profit from the growing opportunities within the liberalized European electricity market. In Austria, the group is not only the market leader in the wholesale sector but is also one of the leading three companies in the business customer segment, which accounts for approx. 70 % of the domestic end customer market.

Since the commencement of liberalization, Verbund has reported considerable success on foreign markets, above all, in Germany, Italy, Slovenia and, more recently, in France. The ongoing deregulation of the European electricity markets and the integration of the East-European states creates new potential for customer acquisition.

The consolidation of the domestic electricity market through the implementation of the Austrian Electricity Solution will also have a positive effect on the company. The implementation of the Austrian Electricity Solution will put Verbund among the Top Ten electricity suppliers in Europe and will also pave the way for a sustained improvement in the group's results through the creation of synergies in the amount of € 40 million per annum.

Against this backdrop, sales revenue is expected to climb to € 2.7 billion in 2004 (2003: € 2.5 billion). The earnings per share – which was positively influenced by price gains in 2003, is expected to lie (excluding currency effects) at € 5.5 (2003: € 6.5). The group will continue to implement its debt-clearing policy in 2004 and is confident that this will lead to a further improvement of the capital structure. Net Gearing, the ratio of interest-bearing borrowings to shareholders' equity, should drop to 130.0 % in 2004 (2003: 160.5 %) and to 100.0 % by 2006. Possible acquisitions or stock purchases are not considered in this forecast.

Investments in plant, property and equipment are expected to increase to € 100 million in 2004 (2003: € 77 million).

TARGETS*

	Unit	Target 2004	Target 2006
Sales revenue	€ million	2,700.0	-
Earnings per share	€	5.5	-
Net gearing	%	130.0	100.0
Investment in plant, property and equipment	€ million	100.0	155.0

* Planning on basis of hydro coefficient = 1.00

OPERATING RISKS IN 2004

The three risks that could have a negative impact on the operating result in 2004 have been identified as follows: the eco-electricity regulation, the emission certificate act and the water framework directive.

The eco-electricity regulation, which, under law, must be implemented by the three control area managers and, consequently, also by VERBUND-Austrian Power Grid AG (APG), regulates the promotion of eco-electricity in Austria. Under this regulation, Verbund is obliged to pay the eco-electricity producers a fixed feed tariff which lies above the current market price. The eco-electricity is subsequently sold to the electricity traders at a regulated tariff. In addition, all grid companies charge regulated premiums which are passed on to Verbund. In 2004, the tariffs charged by the grid operators and electricity traders will not cover the costs as the expansion of the eco-electricity plants progressed unexpectedly quickly and the Federal Ministry for Economy and Labor (BMWA) has not yet raised the subsidy premiums. Verbund has implemented a number of measures that are designed to minimize risks until such time as the financing of growth in 2004 has been clarified or until such time as the corresponding legislation is amended.

Emission trading, which is regulated in the EU Emission Trading Directive and will be implemented in accordance with the national Emission Certificate Act yet to be adopted, should help Austria and the other EU countries to meet the emission targets specified in the Kyoto protocol in a cost-efficient manner. Taking the emission level in 1990 as a basis, Austria has committed itself to reducing CO_2 emission by 13 % between 2008 and 2012. Within the framework of a preliminary national allocation plan from the European Commission, the thermal generating plants of VERBUND-Austrian Thermal Power GmbH & Co KG (ATP) will be assigned a specific quantity of emission rights, initially for the period 2005 to 2007. The assignment of insufficient emission rights compared to medium-term planning would lead to an increase in generation costs due to the purchase of additional emission rights or an adjustment of the utilization plans.

The EU Water Framework Directive aims at achieving a comparably "good water status" throughout Europe by 2015. Depending on the interpretation of the Water Framework Directive, there is a danger that hydropower production in Austria will, under law, have to be reduced significantly. The extent to which this directive influences hydropower generation at VERBUND-Austrian Hydro Power AG (AHP) will essentially depend on the manner in which it is implemented at a national level. In view of the outstanding significance of hydropower for environmentally-friendly electricity production and supply security, the new Water Rights Act serves as a featherbed for negative effects on hydropower generation. In particular, the identification of substantially changed water bodies and the embodiment of definite criteria in quality regulations will be decisive here. The legislators must attend to both these tasks by the end of 2004.

THE VERBUND SHARE

After the three-year tailspin on the international markets, a trend reversal finally became apparent. Against this backdrop, the Verbund share performed quite positively with a price gain of 14.1 %.

INTERNATIONAL STOCK MARKET SITUATION

The international stock markets finally demonstrated a turnaround after the bearish mood of the previous 36 months. Since March 2000, all of the major stock markets and all sectors but, in particular, the technology and telecom sectors, had to contend with a general price collapse. Even the utilities sector, which is generally regarded as being quite immune, did not go unscathed. In March 2003, indices and stocks were at a long-term low. The DJ Euro STOXX 50, which contains the largest stocks in the Eurozone, dropped by 66.2 % over the three-year period. This is attributable to a number of factors: a series of balance sheet scandals and bankruptcies of large and reputable companies, disappointment due to the absence of an economic upswing and uncertainty with regard to the situation in the Persian Gulf.

In March 2003, the commencement and, above all, the fast conclusion of the war in Iraq marked the beginning of a turnaround; the buyers returned to the markets. Since then, the oversold markets experienced a wide upswing triggered by excellent economic data from the USA. In Europe also, there were encouraging signals of an imminent upswing leading to expectations that companies would generate higher profits. In addition, this upward trend was supported by the historically low interest rates. Negative factors, such as the 20 % increase in the value of the Euro compared to the Dollar or new balance sheet scandals, had little or no impact on the markets.

Against this backdrop, the value of the Dow Jones Industrial Average (DJIA) Index increased by 25.3 %, while the more broad-based Standard & Poor's (S&P) 500 Index gained 26.4 % and the technology exchange NASDAQ 50.0 %. In Europe, the DJ Euro STOXX 50 gained 15.7 % and the Deutsche Aktienindex (DAX) 37.1%. The Austrian Traded Index (ATX), which comprises the largest Austrian stocks, improved by 34.4 %. DJ STOXX Utilities, which serves as an important benchmark for Verbund, was up 10.5 %.

THE VERBUND SHARE

BASIC INFORMATION

Verbund has a share capital of € 223,978,000 which is spread across a total of 30,820,000 shares. 15,718,200 shares or 51 % are owned by the Republic of Austria and the remaining 15,101,800 shares are quoted on the stock exchange. Major shareholders include Energie-Versorgung Niederösterreich Aktien-gesellschaft (EVN) and Wienstrom GmbH with 10.0 %, Tiroler Wasserkraft AG (TIWAG) with 7.0 % and Energie Baden-Württemberg AG (EnBW) with 6.3 %. The remaining 15.7 % are in free float. The Verbund share is quoted on the Vienna Stock Exchange. In addition, the share can also be

purchased in Frankfurt as well as at the regional exchanges in Germany, in London and in the USA through an American Depositary Receipt.

BASIC INFORMATION

Share capital (€)	223.978.000
Shares (Units)	30.820.000

Stock market listings		Information systems (stock market Vienna)	
Vienna	74640	Bloomberg	OEEW AV
Frankfurt	877738	Datastream	O:VERB
Berlin	877738	Reuters	VERB.VI
Stuttgart	877738	ISIN	AT0000746409
Hamburg	877738	**Rating agencies**	
London	4661607	Standard & Poor's	A
American Depositary Receipt	OEZVY	Moody's	A1

SHAREHOLDER STRUCTURE %

Free float **15.7 %**
ENBW **6.3 %**
TIWAG **7.0 %**
WIENSTROM **10.0 %**
EVN **10.0 %**
Republic of Austria **51.0 %**

SHARE-PRICE DEVELOPMENT

Quarter 1/2003 saw a lateral movement in the Verbund share. It started at a price of € 81.14 and in the following three months, which were marked by low sales, ranged between € 80 and € 85. Even the publication of the best group result in the history of Verbund at the end of February failed to send the share price beyond that margin. In spite of this, the Verbund share outperformed the indices of the international stock exchanges where the bear market continued.

In quarter 2/2003, the Verbund share did not manage to break out of this margin in any significant way. It was only in the preliminary stages leading up to the Austrian Electricity Solution that the price

climbed to € 86.55, but subsequent index sales pushed the Verbund share back to a price around € 80.

The situation was similar in quarter 3/2003 when the Verbund share almost stagnated in view of moderate sales and decreasing volatility. The price trend reflected, to a large extent, the share price development across the entire European utilities sector.

In mid-Q4/2003, the utilities sector also came into the focus of the investors and sustained double-digit price gains were recorded. With growing sales, the Verbund share also profited from the entry into Financial Products under the title "Sustainability". Over the full year, the share achieved a positive performance of 14.1 %.

RELATIVE SHARE PRICE DEVELOPMENT 2003


140
120
100
80
01.01.
01.04.
01.07.
01.10.
01.01.
ATX
Verbund
DJ STOXX Utilities

Being a defensive stock, the Verbund share allows investors to record sustained value gains over medium to long-term investment periods. The performance of the share over a period of ten years comes to 71.7 %. This corresponds to an average annual performance of 6.2 %.

SALES AND MARKET CAPITALIZATION

Stock exchange turnover in Verbund shares reached € 269 million. On average, 13,205 shares were traded every day. As of 31.12.03, Verbund had the fifth highest valuation of all companies listed on the Vienna Stock Exchange. The total value of the company derived from its market capitalization amounted to € 2,853.9 million; its weighting at the ATX was 4.4 %.

STOCK-SPECIFIC FIGURES

	Unit	2003	2002	2001	2000	1999
Peak price	€	92.60	97.08	134.00	139.50	150.00
Lowest price	€	77.50	70.05	71.29	89.00	125.50
Closing price	€	92.60	81.14	84.00	108.00	139.50
Performance	%	14.12	-3.40	-22.22	-22.58	7.12
Market capitalization	€ million	2,853.93	2,500.73	2,588.88	3,328.56	4,299.39
Weighting ATX	%	4.39	5.73	7.00	7.70	9.50
Stock exchange turnover	€ million	269.00	616.46	962.87	699.33	800.00
Stock exchange turnover/day	Units	13,205	29,757	38,434	26,424	23,116
Earnings/share	€	6.51	5.03	3.74	2.71	2.66
Cash flow/share	€	13.34	10.24	9.08	7.83	8.89
Book value/share	€	46.65	36.42	32.77	30.21	28.23
P/E	X	14.22	16.12	22.46	39.88	52.38
Price/cash flow	X	6.94	7.92	9.25	13.79	15.69
Price/book value	X	1.99	2.23	2.56	3.57	4.94
Dividends	€	2.00	1.40	1.25	1.16	1.16
Dividend yield	%	2.16	1.73	1.49	1.07	0.83
Pay-out ratio	%	30.72	27.81	33.42	42.83	43.61
EV/EBITDA	X	10.19	10.20	10.20	12.70	10.90

INVESTOR RELATIONS

Verbund pursues an active and open communication policy vis-à-vis the capital market. We provide all members of the financial community – regardless of whether they are analysts, institutional investors or small-scale investors – with all our information at the same time.

Regular meetings with analysts and investors within the framework of publishing the annual and half-yearly results formed the basis of our investor relations activities. At these meetings, the participants received detailed information relating to the current figures and discussions were held on the group's strategic orientation for the coming years.

A further accent was placed on the publication of the annual and interim reports. These are now available on the Internet parallel to the publication of the ad hoc news. Compared to the printed reports, the online version offers a large number of additional, user-friendly functions such as a full-text search across several reports. This facility is being extended on an ongoing basis.

Online reports:
http://www.verbund.at

Further focal points included participation in a number of investor events in Europe and the United States as well as the organization of an event of our own for small-scale shareholders at the power plant Freudenau. Providing analysts, institutional investors, small-scale investors and journalists with a constant stream of information on strategy and results rounded off our investor relations activities.

The following domestic and international investment banks publish regular corporate analyses on Verbund: BA/CA, BNP Paribas, CDC IXIS, Deutsche Bank, Erste Bank, Merrill Lynch, Raiffeisen Centrobank. In addition, the rating agencies Moody's and Standard & Poor's publish corporate analyses on our company.

For this reason, investor relations activities that focus on sustainability were further enhanced. Verbund has been represented on the FTSE4Good-Index since 2001. This index comprises companies that meet special sustainability criteria. Prior to acceptance into the FTSE4Good-Index, the company is examined with regard to exemplary performance in the fields of environment, social affairs, stakeholder relationships and human rights. Certain industrial sectors (e.g. the tobacco or armament industry) are not allowed to participate in this index. These criteria are monitored on an annual basis by means of a comprehensive screening process. Owing to this strict selection process, only three Austrian companies are now listed in this index; Verbund is one of these companies.

The roadshow in Switzerland, which has now become a traditional event, marked the end of a successful year. This particular show was dedicated to the issue of sustainability and attracted a great deal of interest.

FOCUS ON SUSTAINABILITY

Investors now attach greater significance to sustainability criteria when selecting their investments. They firmly believe that this concept will generate higher earnings in the long term. The sustainable investment market is steadily developing into a worldwide growth market. Index providers now calculate their own sustainability indices (e.g. Dow Jones Sustainability Indices, FTSE4Good-Index). Moreover, numerous financial service providers have floated sustainability funds for institutional and private investors. In the last few years, Verbund successfully positioned itself as a sustainable company. Sustainability is an issue that is steadily growing in significance and, accordingly, analysts and investors attach great value to Verbund's pronounced orientation towards low-priced, environmentally-friendly generation from renewable hydropower.

SHARE PRICE DEVELOPMENT 1994–2003


300
200
100
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
ATX
Verbund
DJ STOXX Utilities

CAPITAL MARKET CALENDER

Event	Location	Date
Participation in investor's conference (BA/CA)	Kitzbühel	21. – 23.01.2004
Annual results 2003	–	25.02.2004
Press conference (balance sheet)	Vienna	25.02.2004
Meetings with analysts and investors	Vienna	25.02.2004
Meetings with analysts and investors	London	26. – 27.02.2004
Meetings with analysts and investors	Paris	01.03.2004
Meetings with analysts and investors	Frankfurt	02.03.2004
Annual General Meeting	Vienna	23.03.2004
Dividend Ex-Day	–	30.03.2004
Dividend Payout Day	–	08.04.2004
Interim report quarter 1/2004	–	27.04.2004
Interim report quarter 1-2/2004	–	21.07.2004
Press conference (balance sheet)	Vienna	21.07.2004
Meetings with analysts and investors	Vienna	21.07.2004
Meetings with analysts and investors	London	22. – 23.07.2004
Participation in investor's conference (Erste Bank)	tba	xx.10.2004
Participation in investor's conference (EEI)	San Diego	24. – 27.10.2004
Interim report quarter 1-3/2004	–	02.11.2004
Meetings with analysts and investors	Switzerland	xx.12.2004







GROUP DIVISIONS



ELECTRICITY

Verbund, Austria's leading electricity company, further enhanced its strong role at a national and international level. In fiscal 2003, the group's business strategy essentially focused on four central areas: the flexible coordination of generation and trade, the strengthening of the market position in the core sales markets, putting profitability before quantity and adhering to strict risk guidelines. On the basis of these policies, Verbund was able to react successfully to all eventualities and meet all market requirements.

ECONOMIC DEVELOPMENT

RATIOS – ELECTRICITY SEGMENT

	Unit	2001	2002	2003	Change
External sales	Mio. €	1,348.4	1,795.7	2,023.3	+13 %
EBITDA	Mio. €	342.1	392.2	384.4	-2 %
EBIT	Mio. €	218.5	251.4	251.8	0 %
ROCE	%	8.2	8.8	9.0	+2 %
Capital Employed	Mio. €	2,651.0	3,045.0	2,527.5	-17 %
Investments	Mio. €	20.1	28.0	40.0	+43 %
Employees		1,955	2,217	2,111	-5 %

The sales revenue in the Electricity segment, which comprises electricity production, electricity trade and electricity distribution, rose by 12.7 % to € 2,023.3 million. This increase can be attributed to higher wholesale prices, the rise in contract prices and expanded sales in all core markets. The Electricity segment contributes approx. 82 % to total sales.

The EBIT only increased slightly by 0.2 % to € 251.8 million. Due to the marked drop in own production from hydropower compared to the previous year, greater electricity volumes had to be purchased on the electricity trading markets at increased prices. On account of the high level of competition, the purchased volumes had to be sold at a low profit margin. The Electricity segment generated around 78 % of the group EBIT.

Return on capital employed (ROCE), the yield on interest-bearing capital, was increased to 9.0 %. Although the result deteriorated slightly, significant debt clearance did lead to a 17 % reduction in capital employed to € 2,527.5 million. As a result, profitability within the Electricity segment was improved once again.

Investments in plant, property and equipment were up on the low level of the previous year at approx. € 40.0 million. Investment and renovation projects in the generation area essentially focused on the power descent of Kaprun, the commencement of construction activities for the Leoben power plant (approved: 03 July 2003, turning of the first sod: 22 September 2003), the continued implementation of the current automation concept as well as the completion of repair measures following the floods in summer 2002. Investments in the Electricity segment accounted for approx. 52 % of the overall investment volume.

The continuation of the early-retirement option led to a 4.8 % reduction in the number of employees to 2,111. Approx. 79 % of the group's staff is employed in the Electricity segment.

GENERATION

RATIOS – POWER PLANTS

	Number	EPL* MW	RAV* GWh	2001 GWh	2002 GWh	2003 GWh
Run-of-river plants	66	3,145	17,477	17,282	19,179	15,169
Storage power plants	22	2,736	4,619	4,625	5,147	5,302
Thermal power plants	17	1,964	n.a.	3,316	3,967	5,564
Purchasing rights for run-of-river plants	18	504	2,552	2,528	2,720	2,048
Total	123	8,349	24,648	27,751	31,013	28,083

EPL = Bottleneck capacity
RAV = Standard capacity

HYDRAULIC AND THERMAL GENERATION PARK OPERATED RELIABLY

The Verbund power plants operated safely and reliably. The group's electricity production takes place, for the most part, in the power plants of VERBUND-Austrian Hydro Power (AHP). In 2003, the gross electricity output at AHP across 22 storage power stations and 84 run-of-river power plants (including the purchasing rights for the power plants of EON-Wasserkraft GmbH) came to a total of 22.519 GWh. Verbund has access to a further 18 run-off-river power plants through purchasing rights for the power plants of Ennskraftwerke AG, Österreichisch-Bayrischen Kraftwerke AG and Donaukraftwerke Jochenstein. Of the 17 thermal power plants of VERBUND-Austrian Thermal Power GmbH & Co KG (ATP) – which have a bottleneck capacity of 1,964 MWh –, 11 are currently in operation (1,283 MWh). Five power plants have been taken off-line and the district heating power plant in Graz is leased to Steirische Fernwärme GmbH.

Controlling companies – Generation:
VERBUND-Austrian *Hydro Power AG (AHP)*
VERBUND-Austrian Thermal Power GmbH & Co KG (ATP)

ELECTRICITY GENERATION GWh

	2001	2002	2003	Change
Hydropower	24,435	27,046	22,519	-17%
Thermal power	3,316	3,967	5,564	+40%
Own generation	**27,751**	**31,013**	**28,083**	**-9%**
Eco-electricity			3,114	
External procurement	27,734	39,988	45,494	+14%
Group generation	**55,485**	**71,001**	**76,690**	**+8%**

ALL-TIME LOW IN HYDRAULIC GENERATION

The river power plant area recorded the poorest generation ratio of the last ten years, namely 87 % of standard capacity. Underproduction of this nature was last observed in 1971.

Generation from run-of-river and run-of-river/threshold power plants therefore lay 4,682 GWh below the value reported in the previous year (hydro coefficient: 1.11).

HYDRO COEFFICIENT


1.2
1.1
1.0
0.9
0.8
0.7
1926
1933
1940
1947
1954
1961
1968
1975
1982
1989
1996
2003

The market-oriented utilization of the storage power plants using seasonal reservoir transfer possibilities at the planned supply rate led to a surplus output of 391 GWh at the annual storage power plants and this more than compensated for the deterioration in short-term reservoir creation of -236 GWh.

Driven on by the extraordinarily attractive spot-market prices, the utilization rate of the thermal power plants also increased by 1,597 GWh in spite of the fact that the Zeltweg power plant was taken off-line and mothballed. In total, generation from the group's power plants and purchase rights were 2,930 GWh below the value reported the previous year.

MANAGEMENT OF ECO-ELECTRICITY IN COMPLIANCE WITH LEGAL REQUIREMENTS

As a result of the new Eco-Electricity Act, VERBUND-Austrian Power Grid AG (APG) became the central hub for the uniform promotion of electricity generation from renewable energy sources (small hydropower plants, wind, solar power, biomass etc.) as of January 01, 2003.

Serving as an eco-balance group representative, APG coordinates the economic and financial processes that are essential for the correct functioning of the promotion system. For this purpose, APG manages an eco-balance group through which it procures eco-electricity from plant operators at regulated tariffs. These energy volumes must be predicted in advance and sold to the electricity traders that supply domestic final customers for 4.5 cent/kWh in accordance with their share of sales to end customers.

The new promotion system is, on the one hand, financed through the allocation to the electricity traders at a reselling price that lies above the market price at 4.5 cent/kWh and, on the other hand, through grid-tariff premiums which are paid by the end customers to the grid operators.

TRADING WITH CENTRAL FOCUS ON MARKETING OF OWN PRODUCTION

Trading business played a critical role in the marketing of Verbund's own generation. Trading floor activities included asset trading (own electricity), position trading (external electricity trade) as well as short-term grid optimization. The total volume sold on the trading floor in 2003 amounted to 36.479 GWh. 82 % of this amount was traded abroad and the remaining 18 % in Austria.

SALES

SALES				GWh
	2001	2002	2003	Change
Traders	28,867	36,400	34,049	-6 %
Resellers	21,417	27,393	30,245	+10 %
End customers	3,704	5,673	7,577	+34 %
Eco-electricity	-	-	3,278	-
Own consumption	1,497	1,535	1,540	+0 %
Group consumption	**55,485**	**71,001**	**76,690**	**+8 %**

Controlling companies – Trading/Sales:
VERBUND-Austrian Power Trading AG (APT)
VERBUND-Austrian Power Vertriebs GmbH (APC)

Group electricity sales amounted to 76,690 GWh (including own consumption). Of this amount, approx. 33,828 GWh was sold on the domestic market and the remaining 41,416 GWh was sold abroad. This corresponds to an increase of 8 % compared to 2002. Verbund operates in three main customer segments: end customers, resellers and traders in Austria and abroad.

The group managed to further enhance its strong market position in business with end customers and resellers. In total, sales to final customers climbed by 34 % to 7,577 GWh and sales to resellers rose by 10 % to 30,245 GWh. The volume of eco-electricity sold came to 3,278 GWh. Sales in the trading area deteriorated by 6 % to 34,049 GWh on account of the conservative trading strategy and the "bookout" agreements (setting off equivalent purchasing and selling transactions against pay-out of the difference). Own consumption more or less remained constant at 1,540 GWh.

A breakdown of sales on the basis of regional markets clearly shows that the majority of the volumes sold were sold outside of Austria. More than half of the total sales volume was supplied to the core sales markets Germany, Italy and France.

In Austria, 4,975 GWh was sold to end customers (this corresponds to 66 % of total sales to end customers) and 22,599 GWh was sold to resellers (75 % of total sales to resellers). Over the last few years, Verbund has, in addition to promoting business with resellers, established a second mainstay in the commercial and industrial segment. Verbund achieved a market share of just under 20 % in the Austrian business customer market.

Sales to foreign markets also increased. A total of 2,602 GWh was sold to end customers (34 % of total sales to end customers) and 7,709 GWh was sold to resellers (25 % of total sales to resellers). Just under 80 % of foreign business can be apportioned to the German market, 11 % to the French market, 4 % to the Italian market and a further 6 % to the Slovenian market.

FOREIGN SALES


France 11 %
Slovenia 6 %
Italy 4 %
Germany 79 %

Verbund managed, above all, to further strengthen its position on the German wholesale market. The targeted distribution customers include medium-sized public utilities, top customers from major industries and traders that specialize in green electricity. Customer loyalty was greatly enhanced through marketing services designed to support the customers when selling green electricity.

GREEN ELECTRICITY FROM HYDROPOWER

The high share of hydropower generation is becoming more important due to the increasing relevance of renewable energies and the development of a separate certificate market. Sales on the German and Italian markets were up significantly. The domestic provincial companies also purchased TÜV-certified, hydropower-generated electricity from Verbund. The setting up of schemes that provide proof of origin for electricity across the EU and the obligation of the resellers to state the place of origin on their invoices is likely to lead to a greater demand for eco-electricity in the future and should also enhance the significance of green electricity certificate trading.

Cross-border trading with Italy was up 33 %. Supplies to Energia S.p.A., in which Verbund holds a 25.5 % interest, exceeded the high level reported the previous year. The situation in France was similar with significant improvements being recorded in the trading area as well as in the end customer segment. A market share of 16 % was achieved on the Slovenian market. Here, the customer base essentially comprised major industrial companies, electricity traders and resellers. Large volumes were – similar to the situation in France – also passed on to Italian customers.

PRICES

The positive development of the spot prices on the spot and futures markets continued in 2003. The development of the spot-market prices was characterized by a change in the supply and demand situa-


PRICE DEVELOPMENT FRONT YEAR
€/MWh
60
50
40
30
20
Front Year Peak
Front Year Base
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2002
2003

Front Year Peak:
ø 2002: 34.64 €/MWh
ø 2003: 43.70 €/MWh (+26 %)
Front Year Base:
ø 2002: 23.75 €/MWh
ø 2003: 28.03 €/MWh (+18 %)

tion. The dry spell during the summer of 2003 pushed the prices on the European electricity exchanges to an all-time high for the summer months. The prices on the futures market also developed positively. This is attributable to the deterioration of reserve capacities which led to speculation on the part of the market participants, higher primary energy costs for hard coal and gas and the uncertainty relating to the extent to which generation costs will be influenced by the additional costs for CO_2 emissions which will apply as of 01 January 2005 as a result of the new EU emission trading system. The price of the year-ahead forwards traded in 2002 was already up 5 % on the level reported last year. The higher share of contracts concluded on the basis of current market prices meant that the benefits of these price effects could be reaped immediately. In 2003, the annual quotation averages for Front Year Base and Front Year Peak rose by 18 % and 26 % respectively.

2003 was marked particularly by strong price fluctuations on the spot market. The days' high for peak day-ahead came to € 277.64 /MWh on 07 January 2003. Further price peaks followed as a result of the dry spell and heat waves during the summer months (highest value recorded on 15 August at € 174.86 /MWh for peak). In 2003, the day-ahead prices for base-load energy on the electricity exchange EEX lay, on average, 31 % above the value reported in the previous year (peak-load energy up 32 %).

> http://www.eex.de

GRID

At Verbund, security of supply plays a key role in the group's grid operations. This is not solely prompted by the spectacular blackouts worldwide but also by the economic developments in the energy sector and the meteorological framework which puts an additional strain on the transmission lines which are already almost being used to full capacity. In spite of this, a positive result was achieved.

ECONOMIC DEVELOPMENT

RATIOS – GRID SEGMENT

	Unit	2001	2002	2003	Change
External sales	Mio. €	251.3	265.4	236.6	–11 %
EBITDA	Mio. €	120.7	141.3	123.1	–13 %
EBIT	Mio. €	71.1	93.0	76.2	–18 %
ROCE	%	17.7	22.7	17.3	–24 %
Capital Employed	Mio. €	380.0	440.7	438.8	–0 %
Investments	Mio. €	13.5	12.0	30.8	+157 %
Employees		609	511	454	–11 %

Controlling company–
Transmission:
VERBUND-Austrian
Power Grid AG (APG)

Sales revenue in the Grid segment deteriorated by 10.9 % to € 236.6 million. This decline can essentially be attributed to the absence of transit revenue as well as the Europe-wide halving of the export tariffs in connection with the drop in export volumes. Sales revenue from the Grid segment accounted for approx. 10 % of total sales.

The EBIT also dropped significantly by 18.1 % to € 76.2 million. The reduction in sales revenue had a negative impact on the EBIT and could only be compensated in part by cost reductions. The Grid segment generated around 24 % of the group EBIT.

Return on capital employed (ROCE), the interest accrued on interest-bearing capital, deteriorated from a high level to 17.3 %. Capital employed only fell slightly by 0.4 % to € 438.8 million but the result dropped significantly.

Investments in plant, property and equipment were up on the low level of the previous year at approx. € 30.8 million. The main investment projects include the 380 kV line construction project in Styria, the remote control program for the grid facilities, the transformer exchange program and the increase of transformer capacity to a number of subgrids. Investments in the Grid segment accounted for approx. 40 % of the overall investment volume.

The continuation of the early-retirement scheme led to an 11.2 % reduction in the number of employees to 454. Approx. 17 % of the group's staff is employed in the Grid segment.

REGULATORY ENVIRONMENT

The unbundling of the monopolistic grid area from the competing generation and trading areas is an essential part of the deregulation process. The grid – one of the essential components of the electricity sector – is the infrastructure that guarantees the safe and reliable transport of electricity to the consumer. In view of the importance of this task, the monopolistic character of the grid calls for regulatory measures to guarantee that all grid users are treated fairly and that competition is not distorted by discriminating or non-transparent grid access.

For physical reasons, the transport of electricity is much more complex than the transport of "conventional" goods via road or rail. Technically speaking, the components generation and transport cannot be viewed individually. In spite of the distinction that is made in economic terms, the interdependence of these components – both in an organizational and technical sense – must be considered.

The multi-stage plan put forward by the European Commission for the liberalization of the electricity sector forms the basis for the fundamental reorganization of this industrial sector within the EU. Whereas liberalization only progressed relatively slowly in a number of EU member states, Austria has been fully deregulated since 01 October 2001 allowing all customers to freely select their preferred energy supplier. This significant development necessitated a complete reorganization of the electricity sector and the development of comprehensive "market rules" which define the framework conditions for all market participants.

BALANCE GROUP MODEL

The grid is provided and operated by the grid operator against payment of a fee (= regulated tariff). The balance groups combine electricity producers or consumers (or both) within a given control area. The members of the balance group – a virtual entity that is not related to the physical grid structure – can be selected freely. Each balance group has a balance-group representative. In principle, the balance group representative draws up a generation/import or consumption/export plan for the entire balance group in accordance with the supply and purchase programs normally used when trading electricity. The volume actually used can only be determined subsequently on the basis of meter data. Deviations of the actual supply and/or purchase values from the grid schedule are balanced by the control area manager by means of secondary control (automatic) and balancing energy called (call = program corresponding to a supplier curve). An independent settlement agency, the balance group coordinator, is responsible for billing the balance group for the balancing energy that is supplied to the group.

The total costs for the actual volume of energy consumed (including the balancing energy costs) are subsequently allocated to the members of the balance group that incurred these costs.

In this system, the grid operator acts as an interface for energy business. This applies in particular to Verbund, Austria's largest transmission grid operator. The Verbund grid is employed to transport electricity at a national and international level and is also used to support secondary distribution grids. The safety of the transmission grid is therefore of central importance as faults or interruptions to the supply generally have far-reaching effects and adversely affect the supply quality and a large number of end customers.

The regulator, whose duties are legally regulated, ensures that the electricity market functions in an appropriate manner (monitoring and supervisory function). He must guarantee non-discriminatory grid access for all market participants. In addition, he determines the system utilization fees for the transmission and distribution grids on the basis of physical measurements of the transport volume and also draws up market rules for the market participants, grid operators, balance group representatives and balance group coordinators (regulatory function).

INTERNATIONAL ENVIRONMENT

In the other EU countries, there are markets that function similar to the Austrian market but there are, however, still differences in terms of the degree of liberalization that has been achieved. Austria is clearly a trailblazer in this respect. The duties of the grid operator differ from country to country. Although these differences are not of a fundamental nature, the regulatory framework does, at least in part, deviate from the framework that is employed in Austria. Efforts are, however, being made to harmonize the essential framework conditions so that incompatibilities in the individual market models and the associated market distortions can be eliminated.

Verbund is Austria's representative in the executive committees of the European transmission system operators UCTE and ETSO. UCTE (Union for the Coordination of Electricity Transmission) has been responsible for the safe operation of the European grid for more than 50 years already. In order to guarantee security of supply for no less than 450 million Europeans, UCTE is currently preparing – on behalf of the European Commission – a comprehensive Operating Handbook that gathers all relevant technical regulations and reliability standards. This set of regulations is to become binding by the end of 2004. This is of enormous significance, particularly against the backdrop of the expansion of the EU and the technical integration of other Eastern European countries.

http://www.ucte.org

At the same time, the attempt to interconnect the grid of the successor states of the Soviet Union into the UCTE synchronous area is probably one of the greatest challenges ever faced by the UCTE. On completion of the first preliminary studies, a feasibility study on the interconnection of two synchronous areas of this size is likely to commence towards the end of 2004.

The ETSO (European Transmission System Operators), which, in addition to the UCTE member states, also embraces the Scandinavian countries as well as Great Britain and Ireland, also took a further signi-

ficant step towards establishing a single European electricity market by halving the export fee in the Cross Border Trade Agreement (CBT) to 0.5 €/MWh. Plans are already in place to fully eliminate the export fee for cross-border electricity trading in 2004.

The rebuilding of the infrastructure for electricity and the harmonization of the market rules in line with the European Single Market is a central focus within the framework of the Stability Pact for South Eastern Europe. All South-East European grid operators are members of a task force, SETSO, which was set up by ETSO. This task force aims to create an electricity market that adheres to the regulations of the European single market. Verbund plays a leading role in SETSO.

GRID AREAS

- UCTE Zone 1
- UCTE Zone 2
- UKTSOA + ATSOI
- Nordel
- IPS/UPS+



SECURITY OF SUPPLY

The year was marked by series of blackouts the frequency and magnitude of which assumed previously unknown dimensions. The blackout series commenced in America on 14 August with a power failure that affected many parts of the east coast of the USA and parts of Canada. Approx. 50 million people were left without electricity for a number of hours.

A blackout in London on 29 August brought large sections of the British capital to a standstill. Approx. 500,000 people were affected. On 23 September, a power failure in the south of Sweden and Denmark left approx. four million people without electricity. The greatest power failure, however, took place in

Italy in the early hours of September 28th and affected almost the entire country. This power failure – the largest since World War 2 – left 57 million people without electricity.

The causes of these power failures were examined immediately. Although the direct causes differed from case to case, it soon emerged that many lines in the European and Austrian power grids had already reached their capacity limits.

A similar collapse very nearly occurred in Austria on 27 August. A failure of the 380 kV line between Hungary and Croatia (Heviz-Tumbri) led to an increase in the load of the north-south lines of the Verbund transmission grid. As a result, both of the lines to the Czech Republic were automatically shut down. If this had taken place at a time of peak consumption, e.g. during the winter months, large sections of the Austrian power grid may also have failed.

The massive increase in the number of decentralized wind power plants will also have a burdening effect on the grid in the future. According to a study on the effects of wind power expansion in Austria commissioned by Energie-Control GmbH, the installed output in Austria is expected to lie between 700 MW and 1,700 MW by the end of 2008. The wind power plants will, for the most part, be set up in Lower Austria and Burgenland.

Wind power can only be generated at suitable locations and is, of course, greatly dependent on wind volumes. This leads to fluctuations in generation which have, for example, to be compensated by the Austrian storage power stations. An efficient transmission grid is essential to ensure security of supply. The weaker north-south lines in Austria are already being operated to the safety limit. The rapid completion of a 380 kV high voltage ring is therefore essential to guarantee supply security. This will be achieved through two independent line construction projects:

Significant progress has been made in closing the gaps in the 380 kV line between the substations Southern Burgenland (Burgenland) and Kainachtal (Styria). The measurement of the line was fully completed. This went hand in hand with an agreement between Verbund and the chambers of agriculture in the respective Austrian provinces. The environmental impact analysis was submitted, as planned, at the end of the year. Satisfactory progress can also be reported in the case of the second missing link in the 380 kV ring, the line from St. Peter (Upper Austria) to substation Salzach Neu (Salzburg). Here, the technical planning phase is coming to a close.

PARTICIPATING INTERESTS

> Controlling companies – Interests: VERBUND-BeteiligungsgmbH (VBG)

Verbund also holds interests outside of its core business areas. In accordance with the group's strategy of concentrating on core business, the primary aim is to streamline investments in the energy, engineering, telecommunications, environmental technology and service segments.

ENERGY

In 2001/02, the two traditional energy suppliers Steiermärkische Elektrizitäts-Aktiengesellschaft (STEG) and Steirische Wasserkraft- und Elektrizitäts-AG (STEWEAG) merged to form STEWEAG-STEG GmbH (SSG) in which Verbund holds a share of 34.57 %. Although the company has not yet been able to implement all the synergy potential derived from the merger, many of the declared goals have been achieved in spite of the difficult market structure. Consistent efficiency enhancements should allow SSG to establish an even stronger foothold on the deregulated electricity market. Kärntner Elektrizitäts-Aktiengesellschaft (Kelag), in which Verbund holds a share of 35.12 %, also managed to continue the positive development trend of the previous years.

ENGINEERING

The Verbundplan Group is Austria's largest and leading engineering and consulting company for energy, environment and infrastructure. It consists of Verbundplan GmbH, Verbundplan Prüf- und Meßtechnik GmbH and a substantial interest in the Czech engineering company Aquatis a.s. which has its headquarters in Brno. On the basis of successful internal restructuring measures, the group once again managed to report a positive result. Although the awarding of the major project Doganli/Cukurca (Turkey) was further delayed, the orders received situation developed very positively. The first Austrian joint implementation project, Tsankov Kamak HPP (Bulgaria), within the framework of climate protection bears mentioning here. All in all, the greatly improved market prospects point at sustained positive development. The group is currently seeking a strategic partnership at an international level to further enhance its market approach.

TELECOM NETWORK

Activities at VERBUND-Telekom Service GmbH focused on the further enhancement of the telecom network. Additional infrastructure measures were implemented to further reduce failure risks. Router networks and services were restructured and optimized group-wide. The marketing of the group infrastructure, which allows telecom companies to set up mobile telephony stations at a relatively low cost, creates significant potential for additional revenues.

ENVIRONMENTAL TECHNOLOGY

VERBUND-Umwelttechnik GmbH also performed well in the well-established but highly competitive waste recycling area and greatly enhanced its significance throughout Austria in the areas of environmental analysis and consulting. The professional coordination of the environmental impact analysis for the 380 kV Styria line and the incineration plant Pfaffenau for the municipality of Vienna are worthy of

a special mention here. As part of the group's strategic alignment, the successful holding Novum Wassertechnik GmbH was divested at a profit.

TOURISM

The tourism company Gletscherbahnen Kaprun AG further enhanced its market position and visitor frequency climbed to an all-time high. Last but not least, Tauern Touristik GmbH reported a frequency increase of approx. 12.6 % to over 502,000 visitors. Through its co-utilization of power plant-oriented infrastructure systems, the company, which organizes trips to four destinations in the area of the Alpine reservoirs, displayed – in a highly impressive manner – how nature and technology can go hand-in-hand.




65

GROUP FOCAL POINTS





SUSTAINABILITY

As a conscientious and responsible company, Verbund does not solely base corporate action on economic considerations but, in the sense of "sustainability", also considers ecological and social aspects. Here, the group assumed a pioneering role which ultimately led to a sustainable increase in corporate value.

DEFINITION

The new issue in business life is: sustainability. In contrast to viewing a business entity from a purely economic perspective, corporate action is, within the context of sustainability, influenced to a growing extent by ecological and social considerations. In the last few years, the number of large international companies that publish sustainability reports has grown significantly.

In 1987, the Bruntland Commission defined "sustainable development" as a development "that satisfies the needs of today's generation without impairing the ability of future generations to satisfy their own needs". In its corporate actions, Verbund follows this definition of sustainability. This means that Verbund pursues a corporate policy that respects ecological limits, ensures the efficient utilization of resources and, at the same time, strives to achieve social justice.

SUSTAINABILITY MANAGEMENT

The ultimate responsibility for sustainability lies with the group's managing board which defines the sustainability goals and policies. The Sustainability Board, which is in charge of preparing the decision-making process, reports directly to the Managing Board. The Sustainability Committee coordinates the operative implementation of sustainability across the group and prepares the Sustainability Report.

Sustainability Report:
http://www.verbund.at

The first Sustainability Report was published in June 2003. It provided information on all relevant issues and clearly illustrated that corporate action at Verbund considers the interests of present and future generations in an economic, ecological and social sense. The report took first place in this years Austrian Environmental Reporting Award (AERA) by the Chamber of Chartered Certified Accountants. The following is a short summary.

SUSTAINABILITY PRACTICED AT VERBUND

With approx. 90 % of its electricity coming from hydropower (the remaining 10 % is generated in thermal power plants), Verbund uses the natural resource water without depleting this resource. Verbund has therefore been practicing sustainability since it was founded in 1947.

Last year, Verbund reported the best annual result in company history. This is attributable not only to the fact that the generation costs in the hydropower plants have been falling for a number of years

already but also to the implementation of comprehensive restructuring measures and strict cost management. Verbund can generate a premium on the market in the form of higher prices for electricity from 100 % hydropower that is generated in TÜV-certified hydropower plants. Economic success combined with ecological and social responsibility also allowed the company to strengthen its position on the capital market: in 2002, the Verbund share was included in the sustainability index FTSE4Good at the London Stock Exchange.

> FTSE4Good: http://www.ftse4good.com

The execution of a group-wide project on value-oriented corporate management will shed more transparency on value creation, capital efficiency and capital cost awareness within Verbund. The utilization of the uniform and comparable ratio, Economic Value Added (EVA), paves the way for a sustainable increase in corporate value.

VERBUND – ONE WITH THE ENVIRONMENT

Verbund electricity makes a major contribution to CO_2 prevention in Austria: if Verbund had produced its existing hydropower electricity in thermal power plants, emissions of the air pollutant carbon dioxide in Austria in 2002 alone would have come to 24.7 million tons. In other words, emissions would have been by approx. one third higher.

RENEWABLE ENERGY CERTIFICATE SYSTEM

This is a concept under which E-Control issues certificates for the generation of renewable energy. These certificates can be traded internationally. For Verbund, this innovative trading business constitutes a promising European market and it plans to play a crucial role there.

ENVIRONMENTAL ACCOUNTING

Within the framework of the project Environmental Accounting, a guideline was laid down for the integration of environmental costs into the group accounting system. Key points include the stabilization of environmental investments throughout their depreciation periods and the analysis and allocation of cost items to defined environmental parameters. Since the introduction of this system, Verbund has played a pioneering role in the recording of operative environmental costs.

EMPLOYEES – THE COMPANIES MOST IMPORTANT ASSET

Verbund is also fully aware of its social responsibility in its role as an employer. Although the number of employees has been cut in half since 1994 to 2,680, this reduction was achieved without social hardship exclusively through early-retirement schemes, personnel clearing measures, retraining programs and non-replacement of natural attrition.

> p. 68 Employees

EMPLOYEES

At Verbund, the ongoing reorganization of staffing levels was greatly supported by modern human resources management which focused on organizational development and customized personnel development. Staff was cut in a socially compatible manner without layoffs. The implementation of the personnel strategy on the basis of concrete operating measures will continue to be a key element of human resources management.

CURRENT AND FUTURE CHALLENGES

Verbund is diligently following a complex and comprehensive restructuring plan which also foresees the closure of a number of locations. In cooperation with the employee representatives, transfer, opt-out and early retirement regulations were developed and employed successfully. These agreements, and, in particular, the transfer regulation devised within the framework of the redundancy scheme, will greatly simplify the strategic personnel measures of the coming years.

The second half of the year was dominated by the preparation of a concept for the implementation of the Austrian Electricity Solution. The sale of the distribution subsidiary VERBUND-Austrian Power Vertriebs GmbH (APC) was pushed ahead vehemently. Further optimization measures which aim to bring about improvements in the operating companies and optimize the group structure are planned for the coming years.

The raising of the retirement age in compliance with the pension reform 2003 has a major impact on the personnel strategy at Verbund. To qualify for full pension entitlements, employees now have to remain at the company for, on average, five years longer. At the same time, it is vital that the recruitment and training of qualified junior staff is not neglected. The challenge for the coming decade is to find the "golden mean" which allows older employees to meet all pension requirements, ensures that there will not be a shortage of specialists within the company and keeps cost-intensive parallel employment periods as short as possible.

RESTRUCTURING MEASURES CONTINUED

The reduction of staffing levels and payroll expenses was pushed ahead consistently. The average number of employees was reduced to 2,680. This translates to a drop of 5.2 % compared to 2002.

As in the previous years, there were no layoffs for operational reasons. Staff cuts were implemented exclusively in a socially compatible manner by way of transfers, early retirement and opt-out regulations.

In spite of this restructuring package, payroll expenses were reduced by 1.5 % to € 263,7 million.

NUMBER OF EMPLOYEES (AVERAGE)

	2001	2002	2003	Change
Salaried employees	2,931	2,652	2,528	–5 %
Waged workers	0	83	75	–10 %
Apprentices	122	92	77	–16 %
Total	**3,053**	**2,827**	**2,680**	**–5 %**
As on 31 December	3,064	2,862	2,613	–9 %

VERBUND ATTACHES GREAT SIGNIFICANCE TO EDUCATION AND DEVELOPMENT

In fiscal 2003, the entire executive development process was redesigned on the basis of the results of the management appraisal and a survey that was carried out among employees (during employee interviews) in 2002. Integrated succession planning is a focal point here whereby the rollout will take place in 2004. Parallel to this, measures, dedicated, for example, to employee interview training, were defined for the coming years.

The Executive Club, which was established in 2002, serves as a platform for the exchange of experience among executives at group level. As a result, networked thinking across all specialist areas was greatly enhanced.

TRAINING AND FURTHER TRAINING

	2001	2002	2003	Change
Training/further training costs in € million	1.8	1.8	1.9	+6 %
Training days per employee	4.7	4.5	4.6	+2 %
Number of employees that participated in training/further training programs	1,928	2,073	1,907	–8 %

The comprehensive restructuring process in the company was accompanied and supported by a range of personnel development measures that were employed in a purposeful manner. Special attention was dedicated to organizational development and team measures which were designed to optimize workflows and support management and employees during the implementation of the necessary changes. In addition, qualification profiles were drawn up for specific areas so that purposeful training programs could also be provided for older employees.

The educational programs focused on SAP training, customized professional qualifications in the operating areas as well as on further training measures in the area of security. Here, priority was given

to training courses that reduce safety risks when working at heights and working under voltage. The purpose-designed training measures were executed in smaller groups and therefore led to an intensification of the investment. The reduction in staff numbers also led to a significant drop in the number of employees trained.

The self-developed selection procedure was employed to a greater extent in the area of apprentice training. Special topics here included the project "Learning to learn" and team training.

PENSION SCHEME

Verbund offers its employees a corporate pension scheme which supplements the state pension. This takes the form of a contribution-oriented commitment to a pension scheme which alternatively embraces an old-age pension, a widow/widower and orphans pension or a disability pension. Under this scheme, the employees can make contributions up to the amount of the employer contribution to increase their supplementary pension. Performance-based pension commitments still exist from contracts of employment that were entered before 1994.

In compliance with the new law on employee severence payments, Verbund also pays 1.53 % of the respective monthly salaries of employees whose employment contracts commence after 01 January into a corporate employee-benefits fund which handles the investment of these funds. Severance obligations arising from employment contracts which were entered before this date will be upheld.

PERFORMANCE-BASED SALARY MODEL

The performance-based salary model has been employed successfully in several corporate divisions for four years already. The management of this human-resources tool is centralized in the group's holding company for all group divisions. The experience and feedback of the employees so far confirm that Verbund has taken the right approach. For this reason, a number of adaptation measures were introduced to further improve the control-related aspects of this model.

RISK MANAGEMENT

Cross-company risk management provides the group's managing board with an early-warning system for essential risks and paves the way for the early implementation of successful measures geared at reducing risk.

CROSS-COMPANY RISK MANAGEMENT

In order to promote corporate action that aims at generating appropriate returns, it is essential not only that opportunities be identified and exploited but also that risks be accepted.

> p. 120 Notes
Risk Management

Systematic risk management at Verbund was fully integrated back in 2000 by means of an own holding organisation. This integrated system forms an integral part of Verbund's organizational and operational structures. Based on the three key risk management areas "financial activities", "electricity trade" and "informatics", the risk management spectrum was broadened to include the development of "cross-company risk management".

Within Verbund, risk is defined as the possibility of a positive or negative deviation from the (financial) corporate objectives and ratios. The risk management process begins with the identification of risks in the organizational units and companies of Verbund. The risks that are ascertained are recorded in a central database and are prioritized using a scoring procedure. Based on this prioritization, the main risks are identified and then quantified and mapped into models using an extensive data collection. Using modern risk tools and the most appropriate valuation method (e.g. value at risk, sensitivity analysis, professional estimates), the valuation is then carried out on the basis of the individual risks.

The subsequent aggregation procedure to determine a cross-company risk ratio takes place under consideration of correlations using Monte Carlo Simulation. The most important findings of the risk management process are documented in the risk report and passed on to the managing board. The risk reporting system serves as an early-warning system for essential risks and creates a basis for the introduction and execution of control measures to reduce risk.

The safeguarding measures implemented by finance management to minimize exchange risk, formerly the most significant risk for Verbund, serves as a good example of this risk reduction. The VaR in the foreign currency area was reduced significantly thanks to the exploitation of the positive development of the Swiss Franc and the utilization of derivative transactions. As a result, the financing result in 2003 and the next few years is expected to be less volatile.

The potential deviation when observing the modeled key risks (in each case, over a time-horizon of 12 months) lay within a range of +35 % (best case) and –30 % (worst case) from the targeted result; and that at a confidence level of 95 %. In other words: there is a 95 % probability that the maximum deviation from the targeted result will not lie within the above corridor.

SELECTION OF MAIN RISKS FOR THE GROUP MAPPED INTO MODELS

Risk area	Type of risk	Examples of risk
Business risk	Strategic risk	Investment exposure
Financial risk	Market risk	External electricity risk, price risk – fuels, interest rate risk, foreign currency risk, price risk in securities
	Credit risk	Counterparty credit risk
	Liquidity risk	Changes to credit rating of Verbundgesellschaft, cross-border leasing
Operational risk	Operating risk	Investment risk VERBUND-Austria Hydro Power AG (AHP), investment risk VERBUND-Austrian Power Grid AG (APG), procurement risk, risk associated with personnel/management capacity shortages, risk associated with operating business processes
	Legal risk	Risk associated with changes to the legal framework, litigation risk/legal risk
	System risk	IT risk
Event risk	Natural risk	Volume and price risk – own electricity

FINANCE RISK MANAGEMENT

The national and international expansion of the last years, the drive to reduce financial obligations and the volatile financial markets have greatly enhanced the significance of organized and centralized finance risk management.

In 2000, group guidelines were set out to provide finance risk management with a formal and modern framework to guarantee efficient and coordinated cooperation within the group and to ensure that synergy potential is fully exploited.

In a move to optimize liquidity pooling and the handling of payments within Verbund, these tasks in particular were fully outsourced to VERBUND-Finanzierungsservice GmbH (VFG).

The following are the most important principles defined in the group guidelines:

> Finance risk management assumes the responsibility for the group's banking relationships and bank accounts.

> The primary objective focuses on promoting economically meaningful management geared at optimizing risk within a defined framework for the liquidity and earning power of Verbund and the individual companies.

- All business is conducted with a view to making optimal use of the resources employed.
- Derivative transactions orientate – in terms of type and scope – on the underlying operating or financial business of Verbund. It is not planned to conclude financial transactions which create a financial risk that did not previously exist.
- Verbund presents itself as a financial unit. All risk exposure must be known and managed at group level. Management is always effected on the basis of the overall net position of the group.
- The management of risk within the group relates, first and foremost, to the economic effects of realizable cash flows and their cash values.
- Financial instruments must be approved prior to their employment as must contract partners – prior to the conclusion of a contract. Approval will only be granted for those financial instruments that can be reproduced, evaluated, monitored, posted, balanced and employed in a professional manner within the group.
- A high level of auditing security is necessary in financing activities. A clear organizational distinction must also be made with regard to front, back and middle office. In the course of regular examinations, finance management is also assessed by an internal audit.



CONSOLIDATED FINANCIAL STATEMENTS OF VERBUNDGESELLSCHAFT 2003 PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)



CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENT			Thousand €
	Notes	2003	2002
Sales revenue	**1**	**2,478,066**	**2,072,228**
Electricity sales		1,986,576	1,768,096
Grid sales		231,364	259,566
Eco-electricity sales		208,393	0
Other		51,733	44,566
Other operating income and changes in inventory	2	94,593	73,060
Expenses for electricity, grid and eco-electricity purchases	3	-1,541,765	-1,088,063
Use of fuels and expenses for other purchased services	3	-115,733	-99,640
Payroll expenses	4	-263,555	-267,539
Depreciation and amortization	12	-185,080	-193,488
Other operating expenses	5	-144,872	-165,422
Operating result		**321,554**	**331,136**
Financing result	6	-35,611	-124,156
Result from participating interests*	7	22,187	5,712
Result from long-term investments	8	7,539	-4,747
Financial result		**-5,885**	**-123,191**
Profit before tax		**315,669**	**207,945**
Taxes on income	9	-98,056	-44,943
Profit after tax		**217,613**	**163,002**
Minority interests		-17,510	-8,147
Group result		**200,103**	**154,855**
Earnings per share €		6.51	5.03

* Thereof at equity:
2003 2,302 Thousand €,
2002 3,242 Thousand €

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET			*Thousand €*
	Notes	31.12.2003	31.12.2002
Non-current assets		**5,929,263**	**6,554,826**
Intangible assets	10	10,500	12,392
Plant, property and equipment	11	4,219,575	4,333,449
Participating interests*	13	433,155	679,812
Long-term investments – cross border leasing	14	890,495	1,037,609
Other long-term investments and other receivables	15	375,538	491,564
Current assets		**279,045**	**363,251**
Inventories	16	17,713	23,872
Receivables and other assets	17	219,179	255,474
Securities	18	14,032	16,397
Cash and cash equivalents	19	28,121	67,508
Total assets		**6,208,308**	**6,918,077**

	Notes	31.12.2003	31.12.2002
Shareholders' equity	**20-24**	**1,437,603**	**1,263,018**
Long-term liabilities		**3,856,205**	**4,524,137**
Financial obligations	25	1,461,236	1,918,283
Financial obligations – cross border leasing	25	984,504	1,155,587
Provisions	26	595,399	609,467
Contributions to building costs	27	451,038	461,682
Deferred income and assets – cross border leasing	28	274,495	280,382
Other liabilities	29	20,273	81,311
Provision for deferred taxes	9	69,260	17,425
Short-term liabilities		**914,500**	**1,130,922**
Financial obligations	25	526,967	651,824
Financial obligations – cross border leasing	25	911	3,967
Provisions	26	223,644	227,716
Other liabilities	30	162,978	247,415
Total iabilities		**6,208,308**	**6,918,077**

* Thereof at equity:
per 31.12.2003
398,471 Thousand €,
per 31.12.2002
386,390 Thousand €

CONSOLIDATED CASH FLOW STATEMENT

See notes under point 5 Other Disclosures

CONSOLIDATED CASH FLOW STATEMENT		Thousand €
	2003	2002
Profit after tax	217,614	163,002
Write-ups and amortization of intangible assets and depreciation of property, plant and equipment	167,779	173,979
Write-ups/downs on long-term investments as well as at equity changes	19,843	26,719
Result from the disposal of assets and short-term securities	-24,669	-9,964
Result from the merger of non-consolidated subsidiaries	-1,023	0
Changes in inventories	6,159	-3,681
Changes in short-term receivables and other assets	19,167	-4,887
Changes in valuation-related foreign-currency fluctuations, interest accruals and discounts	-76,685	-3,328
Changes in provisions and deferred taxes	41,871	-23,822
Changes in short-term liabilities excluding financial obligations	40,028	-2,919
Operating cash flow	**410,085**	**315,099**
Investments in intangible assets and property, plant and equipment	-76,977	-47,599
Disposals of intangible assets and property, plant and equipment	21,774	20,538
Long-term investments	-33,988	-147,191
Disposals of long-term investments	303,647	55,158
Investments in / disposals of short-term securities	2,365	87,556
Changes in long-term receivables	7,354	12,117
Repayment of prepayments received from the disposal of participating interests	-152,319	0
Cash flow from investment activities	**71,855**	**-19,421**
Changes in own shares	0	-4,093
Changes in short-term borrowings	68,455	-297,998
Redemption of bonds, loans and long-term credit	-555,320	-129,661
Repayment and disposals of long-term investments in connection with cross border leasing	-1,535	3,029
Building-cost contributions received	6,656	1,153
Changes in other long-term receivables	21,293	1,032
Changes in other long-term liabilities	-16,629	5,214
Capital contributions from third parties	724	152,661
Distribution of dividends and withdrawals	-44,970	-39,489
Cash flow from financing activities	**-521,327**	**-308,152**
Changes to cash and cash items	-39,387	-12,474
Cash and cash items at the beginning of the fiscal year	67,508	226,485
Changes in companies consolidated	0	-146,503
Cash and cash items at the end of the fiscal year	**28,121**	**67,508**

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — **Thousand €**

	Notes	Share capital	Capital reserves	Profit reserves	Own Shares	Minority interests	Total share-holders' equity
As of 31.12.2001		**223,978**	**10,936**	**778,316**	**-3,257**	**127,814**	**1,137,787**
Changes from cash flow hedging				182		44	226
Shares bought back					-4,093		-4,093
Loss from sale of own shares				-13			-13
Changes in companies consolidated						5,598	5,598
Dividends 2001				-38,484		-1,005	-39,489
Group result				154,855		8,147	163,002
As of 31.12.2002		**223,978**	**10,936**	**894,856**	**-7,350**	**140,598**	**1,263,018**
Changes from cash flow hedging	(22)			1,090		305	1,395
Increase in minority interests	(24)					953	953
Dividends and withdrawals 2002	(22)			-43,033		-2,343	-45,376
Group result	(22)			200,103		17,510	217,613
As of 31.12.2003		**223,978**	**10,936**	**1,053,016**	**-7,350**	**157,023**	**1,437,603**



FINANCIAL REPORTING PRINCIPLES

Together with its subsidiaries, Österreichische Elektrizitätswirtschaft- Aktiengesellschaft (Verbundgesellschaft), with its headquarters at Am Hof 6a, 1010 Vienna, registered at Vienna Commercial Court (FN 76023z), forms Verbund, for which the following financial statements were compiled for 2003 according to IFRS.

Verbund supplies electrical energy to provincial energy companies, industrial enterprises and end customers and operates the Austrian extra-high voltage grid. Verbund contributes about 50 % to the generation of electrical energy in Austria, with approx. 80 % of this electricity being produced from hydropower.

GENERAL BASIS

The consolidated financial statements of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft) were compiled in compliance with the Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and in compliance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC).

The annual financial statements of the fully consolidated companies included in the consolidated statements are based on uniform accounting and valuation methods. With the exception of ENERGIA Holding S.p.A., which was included using the at equity method and which drew up its balance sheet as of 30 June 2003, the balance-sheet date for all other companies is 31 December 2003. VERBUND Italia S.p.A. was included on the basis of an interim financial report dated 30 September 2003.

The consolidated financial statements have been prepared in € thousand (T€) (Income Statement, Balance Sheet, Cash Flow Statement and Statement of Changes in Equity) and in € million (amounts shown in the notes). Due to the utilization of EDP devices, differences can arise in the addition of rounded totals and percentages.

CONSOLIDATED COMPANIES AND CONSOLIDATION METHODS

Österreichische Elektrizitätswirtschaft-Aktiengesellschaft (Verbundgesellschaft) is the parent company. All companies that are controlled by the parent company ("subsidiary") are included, through full consolidation, in the consolidated financial statements. A controlling influence exists when the parent company is in the position to influence, either directly or indirectly, the financial and business policies of the company. The inclusion of a subsidiary commences at the time at which the controlling influence is acquired and concludes when this is forfeited.

Companies that are controlled jointly with another company ("joint ventures") and companies over which the parent company, either directly or indirectly, has significant influence ("associated companies") are accounted for using the equity method.

The first-time inclusion of a subsidiary is carried out using the purchase method by allocating the acquisition costs to the identifiable assets and liabilities of the aquiree. Any excess of the cost of acquisition over the amount so allocated, i.e. the fair value of the net assets, represents goodwill.

Group-internal transactions, accounts receivable and payable and material inter-company profits are eliminated.

ÖVG-Leasinggesellschaft m.b.H., a non-consolidated company in 2002, merged with Verbundgesellschaft in fiscal 2003. Additions and disposals are shown below as changes in the companies consolidated.

As in fiscal 2002, the consolidated financial statements include the parent company Verbundgesellschaft, 10 subsidiaries and 7 associated companies.

Affiliated companies not included in the consolidated statements (see appendix "Group companies of Verbundgesellschaft") do not, as a whole, have any material influence on the consolidated financial statements.

Apart from the parent company, the following companies are consolidated:

COMPANIES CONSOLIDATED %

	Type of consolidation*	Group share	Minority share
VERBUND-Austrian Power Grid AG	FC	100.00	0.00
VERBUND-Austrian Power Trading AG	FC	100.00	0.00
VERBUND Management Service GmbH	FC	100.00	0.00
VERBUND-Telekom Service GmbH	FC	100.00	0.00
VERBUND-Finanzierungsservice GmbH	FC	100.00	0.00
VERBUND Italia S.p.A.	FC	100.00	0.00
VERBUND-Austrian Hydro Power AG	FC	80.33	19.67
VERBUND-Austrian Power Vertriebs GmbH	FC	55.00	45.00
VERBUND-Austrian Thermal Power GmbH	FC	59.49	40.51
VERBUND-Austrian Thermal Power GmbH & Co KG	FC	55.65	44.35
Ennskraftwerke Aktiengesellschaft	EQ	50.00	50.00
Donaukraftwerk Jochenstein Aktiengesellschaft	EQ	50.00	50.00
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	EQ	50.00	50.00
Grenzkraftwerke Gesellschaft mbH	EQ	40.17	59.83
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	EQ	35.12	64.88
STEWEAG-STEG GmbH	EQ	34.57	65.43
ENERGIA Holding S.p.A.	EQ	26.60	73.40

*FC = Fully consolidated
EQ = Consolidated at equity

On 11 June 2003, Verbund and the partner companies of EnergieAllianz (EVN, Wienstrom, BEWAG, Linz AG and Energie AG Oberösterreich) received the official approval of the European competition authorities to implement the Austrian Electricity Solution. The Austrian Electricity Solution aims at establishing a cooperation in the areas of electricity trading and sales to major customers. The cooperation will be further enhanced through joint plant utilization planning and plant management.

A number of conditions were attached to the approval granted by the European competition authorities. In particular, the share Verbund holds in the distribution subsidiary VERBUND-Austrian Power Vertriebs GmbH has to be sold to an independent third party within six months of the electricity solution being approved. At the end of 2003, the European competition authorities extended the deadline by a further four months. No steps towards implementing the solution may be taken prior to the fulfillment of these conditions.

In fiscal 2003, the group's share in VERBUND-Austrian Power Vertriebs GmbH was reduced from 75 % to 55 % through dilution in connection with a capital increase for cash as well as through the divestment of shares.

ACCOUNTING AND VALUATION METHODS

NEW ACCOUNTING AND VALUATION METHODS APPLIED

In December 2003, the IASB concluded its revision of a number of existing standards (Improvements Project). Of these revised standards, IAS 27 (Consolidated and Separate Financial Statements) was applied on the recommendation of the IASB (revised 2003). The application of this standard led to the inclusion of minority interests in the shareholders' equity. In the previous year, minority interests and shareholders' equity were shown as two separate items. The obligatory application of the other revised standards from 2005 will not have any material effects on Verbund.

Due to the successful adoption of the IAS standards (with the exception of IAS 32 and 39) into EU law in 2003, accounting for pensions and similar obligations pursuant to IAS 19 is modified and the corridor method which, up to now, was deemed contrary to EU directives, is applied. In this way, Verbund adapts its accounting method to the accounting practices of a large number of companies that prepare their annual accounts according to IFRS. Actuarial gains/losses, i.e. differences between projected pension expenses and those actually calculated at the end of the period under review, are, from now on, only stated (in future periods) under payroll expenses when the accumulated gain/loss exceeds 10 % of the higher of the provision or fund assets. Compared to the accounting method applied in the past, pensions and similar obligations recorded as of 31 December 2003 are reduced by € 19.1 million.

All other accounting and valuation methods are applied in the same manner as in the previous year.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Intangible assets acquired against payment are stated in the balance sheet at acquisition cost less scheduled and non-scheduled straight-line depreciation.

As for internally generated intangible assets, generation is broken down according to research and development. The costs accrued during the research phase are recognized immediately as an expense. Expenses accrued during the development phase are, on principle, capitalized in the amount of their development costs from the time they meet all capitalization requirements under IAS 38. Since these capitalization requirements were not met or due to the fact that amounts were of little significance, all development costs of the Verbund group have, so far, been recognized as an expense in the period in which they accrued.

Plant, property and equipment are stated at acquisition and production cost less scheduled and non-scheduled straight-line depreciation.

RATES OF DEPRECIATION

	Rate of amortization / depreciation (%)	Useful life in years
Intangible assets		
Electricity purchase rights	3.3	30
Rights to telecom facilities	10.0	10
Other rights	5.0	20
Goodwill	6.7	15
Buildings		
Residential, office, plant	2.0	50
Other plant facilities	5.0	20
Hydroplant buildings	1.3	75
Technical plant and machinery		
Turbines	3.3	30
Other machinery	4.0 or 5.0	20 or 25
Generators, transformers	3.3	30
Other electrical installations	5.0	20
Telecom installations	10.0	10
Transmission lines	2.0	50
Office and plant equipment	**10.0 – 25.0**	**4 – 10**



In addition to direct costs, appropriate overhead expenses for material and labor have been included under the production cost of self-constructed plant and equipment. Interest on borrowings was capitalized until 1989.

Scheduled amortization and depreciation of intangible assets and depreciable plant, property and equipment is based on the expected useful life of the assets. Within the group, the above rates of amortization/depreciation and useful life are applied.

PARTICIPATING INTERESTS

Shares in non-consolidated affiliated companies and other participating interests whose fair value cannot be determined reliably are stated at cost. At each balance sheet date, there is assessment to see whether there are any indications of impairment; if so, an impairment test under IAS 36 must be carried out.

The values of the interests included on the basis of the equity method are increased or decreased by the changes to shareholders' equity each year depending on the capital share held by Verbund, and are reduced by the amortization of goodwill.

SECURITIES AND LOANS

Securities, except for securities acquired in connection with cross border leasing transactions (see below), are classified as "available for sale". All buys and sells are recognized using trade date accounting. The value in the balance sheet is the fair value, determined on the basis of the share prices. Changes in value are recorded immediately in the income statement.

Interest-bearing loans constitute financial investments held to maturity and are stated in the balance sheet at acquisition cost, unless their value has to be adjusted (impairment). In this case, the valuation is based on the cash value of the expected repayments.

SHORT-TERM SECURITIES

Short-term securities are classified as "available for sale". All buys and sells are recognized using trade date accounting. The value in the balance sheet is based on the fair value, calculated from share prices. Changes in value are recorded immediately in the income statement.

LEASED AND LEASED OUT ASSETS

If, in the case of leased out assets, all essential risks and rewards with respect to such assets are passed on to the lessee (financial leasing according to IAS 17), the lessor will not state the leased out asset, but rather the cash value of any future leasing installments yet to be received after they have been set off against any prepayments already received. The difference between the cash value of the future leasing installments and the sum of the non-discounted leasing installments constitutes deferred

income from interest and will be realized over the term of the agreements proportionate to the outstanding amount receivable. Similarly, in the case of leased property, plant and equipment, where Verbund holds all essential risks and rewards, the asset is capitalized under non-current assets and the cash value of the obligation is carried as a liability.

IMPAIRMENT

All non-current assets are assessed at each balance-sheet date for any indications of impairment. If such indications are found, the value in use or the higher net selling price will be determined for the asset. Should this value lie below the book value of the asset, unscheduled depreciation will be carried out for this item.

Between 1998 and 1999, the Verbund group implemented essential unscheduled depreciation of power plants using this accounting method.

ALLOWANCES FOR THE EFFECTS OF MARKET DEREGULATION (STRANDED COSTS)

In July 2001, the European Commission approved the Austrian procedure for granting allowances for investments and legal transactions that had become unprofitable in the wake of deregulation. The Austrian Federal Ministry for Economy and Labor (BMWA) passed a decree, based on § 69 ElWOG (Austrian Electricity Industry and Organization Act), which regulated the procurement and payout of allowances and grants for the power plant Voitsberg and the coal-supply agreement with GKB-Bergbau GmbH. Under this decree, VERBUND-Austrian Thermal Power AG, which is now VERBUND-Austrian Thermal Power GmbH & Co KG, is entitled to grants of about € 92.8 million until 2007. By 31 December 2003, a total amount of € 53.4 million, thereof € 29.9 million in 2003, had been paid out.

INVENTORIES

Primary energy sources, raw materials and supplies are stated at cost or the lower amount recoverable on the balance sheet date. In the case of marketable inventories, the lower recoverable amount is based on the current market price while planned income less future production costs is used as a basis for other inventories. Inventory risks resulting from the storage period and reduced usability are accounted for in this amount by means of value discounts based on empirical data.

Work in progress is stated at production cost. Production costs comprise direct material and labor costs as well as material and labor overheads that can be allocated systematically.

RECEIVABLES AND OTHER ASSETS

Current accounts receivable are stated at acquisition cost less value adjustments for expected uncollectable amounts. Other assets are valuated at acquisition cost less unscheduled depreciation.

Non-current accounts receivable are stated at present value.



FINANCIAL LIABILITIES

Upon recognition, liabilities are stated in the amount of the actual inflow less transaction costs. Premiums, discounts or other differences between the amount received and the repayment amount are stated in the financing result, distributed across the financing term.

PENSIONS AND SIMILAR OBLIGATIONS

Due to plant agreements and contracts, employees must receive pension payments upon taking retirement and upon meeting certain conditions. These defined-benefit pension commitments are partially offset by the pension-fund assets of BAV Pensionskassen AG earmarked for this purpose. To the extent that these defined-benefit obligations must be met by BAV Pensionskassen AG, the employer is obliged to make contributions in case there are insufficient pension fund assets.

The pension provision was stated according to IAS 19 (Employee Benefits) using the projected unit credit method. The pension obligations were determined by way of actuarial opinions for the effective dates 01 January and 31 December 2003.

The calculations as of 31 December 2003 and 2002, are based on the assumptions contained in the table below:

ACTUARIAL ASSUMPTIONS

	2003	2002
Interest rate	5.25 %	5.75 %
Pension increases	1.50 %	1.50 %
Salary increases	2.50 %	2.50 %
Fluctuation	none	none
Retirement age – women	56.5 - 60	56.5
Retirement age – men	61.5 - 65	61.5
Expected long-term return on fund asset	5.25 %	7.25 %

The calculations are based on "AVÖ 1999-P – Actuarial Assumptions for Pension Insurance – Pagler & Pagler", as applied to employees.

The pension-fund assets are invested primarily, by the pension fund, in different investment funds in compliance with the provisions of the Pension Fund Act.

Similar obligations comprise the premiums that need to be paid for the supplementary health insurance following retirement. The provisions were calculated in the same manner as the pension provision. The

calculation was based on a contribution to supplementary health insurance trend of 4 % (previous year: 3.25 %).

SEVERANCE PAYMENTS

Due to statutory commitments, employees receive a one-off severance payment in the event of termination or at the time of retirement. The amount of such payment depends on the number of years of employment and the salary drawn at the time of termination or retirement. A provision for this obligation is set up. This provision was calculated according to IAS 19 using the projected unit credit method, applying an accumulation period of 25 years. Actuarial gains/losses are realized. These calculations are based on the same assumptions as those applied to the pension provision.

All employment contracts that commence after 31 December 2002, according to the employment contract, do not entitle employees to make a direct claim for severance payment against the employer. Instead, the employer will pay, each month, 1.53 % of the remuneration into a corporate employee-benefits fund, where all those contributions will be deposited into an account of the employee. The severance payment consists of the contributions paid in plus investment income and will never be lost, regardless of the manner in which employment is terminated. With this new model for severance payment, the employer is only responsible for making regular contributions; as a result, there is no requirement to create a separate provision.

MANAGEMENT OPTION PLANS

No option plans for management or employees exist within the Verbund group.

PROVISIONS

Other provisions are set up if the company has a legal or constructive obligation to a third party due to a past event and if it is likely that such obligation will result in an outflow of funds. Such provisions are stated at such value as can be determined at the time the annual financial statements are compiled, on the basis of the best estimate. If such amount cannot be reasonably estimated, no provision will be created. If the present value of the provision, determined on the basis of a customary interest rate, differs greatly from the nominal value, the provision will be stated at the present value of the obligation.

TRADE ACCOUNTS PAYABLE AND OTHER LIABILITIES

Trade accounts payable and other liabilities are stated at the net book value, equivalent to the repayment amount.

CROSS BORDER LEASING

VERBUND-Austrian Hydro Power AG concluded several cross border leasing transactions during the fiscal years 1999 to 2001. In the process, power plants were leased to US investors and, at the same

time, leased back on the basis of a financial-leasing agreement. As a result, VERBUND-Austrian Hydro Power AG remains the beneficial owner under civil law. The terms of these agreements range from 48 to 56 years.

The funds received from the lease were invested either in high-grade securities (except for the net present value remaining with VERBUND-Austrian Hydro Power AG) or in financial institutions of a high credit rating in the form of loans to cover future leasing installments. The net present value will be released to other operating income over the terms of the respective agreements.

For the cross border leasing transactions concluded by the end of the year 2000, both the equity portion and the loan portion were fully covered by the acquisition of securities or loans to financial institutions. These loans are collateral promise agreements with financial institutions of a high credit rating. With respect to the portion of leasing liabilities not yet repaid, Verbundgesellschaft has a secondary liability. Apart from the rights of recourse vis-à-vis the main debtors, there are also counterguarantees of financial institutions, provincial companies and regional authorities ("Gewährträgerhaftung"). In compliance with the transitional provisions of IAS 39, these amounts are not recognized in the balance sheet.

The maturities and nominal amounts of the investments and loans were reconciled in accordance with the conditions of each obligation. The valuation of foreign currency balances (exclusively USD) is carried out at the USD market price on the reporting date. Valuation expenses and valuation income are fully equal in terms of value and value dates.

A transaction concluded in 2001 did not result, at first, in the acquisition of securities or payments to credit institutions. The inflow was used in full as finance capital. In order to avoid foreign-exchange risk arising from this transaction, appropriate hedging transactions were carried out.

INCOME TAX

Income tax expenses stated for the fiscal year comprise the income tax calculated for the individual companies based on their taxable income and the tax rate to be applied as well as changes to tax accrual and deferral.

Deferred tax assets and liabilities are determined using the balance sheet liability method under IAS 12 for all temporary differences between the accounting and tax bases of assets and liabilities as recognized in the IFRS consolidated financial statements and in the individual company's tax balance sheet. In addition, the tax advantage from existing losses carried forward that is likely to be realized is included in the calculation as well. Exceptions to this rule are differences from goodwill that is not tax-deductible and temporary differences in connection with participating interests.

FINANCING RESULT

The financing result comprises interest accrued and similar expenses. In addition, foreign exchange gains and losses in connection with financing, interest accrued for long-term provisions (except for per-

sonnel provisions) as well as interest income and expenses resulting from short-term interim investments or borrowings are included here.

Changes from the valuation of financial obligations for the pre-financing of the building-cost contributions of the Republic of Austria as well as the corresponding interest paid and received are not shown in the income statement, because this item is economically closed.

EXCHANGE-RATE CONVERSIONS

Receivables and payables denominated in foreign currencies including deposits at financial institutions are stated at the foreign exchange benchmark rate of the European Central Bank on the balance-sheet date. The exchange rates of the main currencies requiring conversion have developed as follows:

CURRENCY CONVERSION

Country	Currency	EZB foreign-exchange benchmark rate 31.12.2003	31.12.2002
Japan	1 € = JPY	135.05	124.39
Switzerland	1 € = CHF	1.5579	1.4524
USA	1 € = USD	1.2630	1.0487

RESULT FROM LONG-TERM INVESTMENT

The result from financial investments contains, essentially, dividend income as well as price gains and losses from investment funds held to cover social capital. In addition, it includes income from and expenses for external loans.

DERIVATIVE FINANCIAL INSTRUMENTS

In order to defer and control existing foreign currency and interest rate risk, certain derivative financial instruments are used, in particular currency forwards and interest rate swaps. These, in part, were classified as "hedge accounting". Derivative financial instruments are stated at acquisition cost upon conclusion of the contract and stated at fair value in the following periods. The treatment of unrealized valuation gains or losses depends on the type of transaction.

The fair value of currency forwards is determined by the forward rates prevailing on the balance sheet date. In the case of OTC transactions not traded through the stock exchange, the prices for similar transactions as well as unwind offers of the respective business partners are used.

The market value of interest-rate swaps is equivalent to the value that Verbund would receive or pay upon the unwinding of the transaction on the balance sheet date. Current market trends, especially current interest-rate levels and yield curves, are taken into consideration.

In addition, derivative financial instruments were used for the first time this year as hedging instruments against undesired price developments and, in some cases, were also employed with the intention of generating profit. In the case of hedging transactions, variable payment flows are hedged using futures to which specific risks (price risks) associated with foreseeable business transactions can be allocated. The treatment of unrealized valuation gains or losses depends on the type of transaction. The volumes traded during the fiscal year are of little significance.

HEDGING

Unrealized profits or losses from hedging transactions that meet the criteria for hedge accounting under IAS 39 are stated as follows:

> Hedging of future variable cash flows
Unrealized valuation results from derivative instruments that are used to hedge variable cash flows from future transactions or assets/liabilities are included directly in the shareholders' equity following appropriate efficiency tests.

> Fair value hedges
Verbund uses derivative financial instruments to hedge against fair value losses affecting its recognized assets or liabilities. For this purpose, the following groups are differentiated:

Long-term receivables and loans to the Republic of Austria as well as corresponding financial obligations resulting from the pre-financing of the building-cost contributions on account of the Republic of Austria. On the order of the Republic of Austria, derivative transactions (interest-rate swaps) were concluded for some financial obligations. Fluctuations in the fair value of loans and receivables resulting from changes in interest rates are perfectly hedged by way of swaps (fair value hedge).

In the case of certain cross border leasing transactions, investments result in variable return, which is offset by fixed obligations. To avoid risk, derivative transactions were concluded (interest-rate swaps) for the financial obligations, which were also qualified as fair value hedges.

In contrast to the transactions mentioned before, the assets and liabilities regarding the transaction concluded in 2001 do not match. To avoid the resulting foreign-exchange risk, appropriate currency forwards were concluded. These, too, are considered fair value hedges.

Hedge accounting in accordance with IAS 39 was, however, not carried out for some derivative instruments which hedge against economic risk and comply with the risk-management rules of Verbund. The valuation result from the adjustment of the change in the fair value of these derivative instruments is stated in the income statement.

REALIZATION OF SALES REVENUE

Revenue from electricity sales to large customers is realized at the time of performance, as is revenue from electricity trading and grid services. Revenue in the small-customer segment, which is settled annually and subsequently, is recorded on the basis of "account invoices". Revenue from personnel secondments and consulting/planning services is recorded on the basis of the actual number of hours worked. Revenue from long-term construction is recognized in accordance with the percentage-of-completion method under IAS 11 (Construction Contracts).

EARNINGS PER SHARE

Earnings per share are calculated by dividing the group result by the weighted average number of shares in circulation in 2003 (30,737,861, previous year: 30,762,440). There were no rights issues.



SEGMENTAL REPORTING

SEGMENTAL REPORTING ACCORDING TO BUSINESS SEGMENTS

Under § 8 (3) ElWOG (Electricity Industry and Organization Act), electricity companies must prepare, and publish in the notes, separate balance sheets and income statements for each of these areas: generation, transmission and distribution - if they operate in at least two of these areas. Verbund's segmentation was based on the provisions of ElWOG. Since generation derives its sales predominantly from business with other segments, it is considered an internal segment and, under IAS 14.35, does not have to prepare separate reports. Generation, therefore, is stated together with electricity trade and distribution under the segment "Electricity".

Since 01 January 2003, APG, in its role as an eco-balance group representative, is committed, under § 10 para 1 Eco-Electricity Act, to purchasing, on the approved general terms and conditions and at the regulated tariffs, electrical energy from eco-electricity plants that is offered in its control area. Consequently, eco-electricity operations are, for the first time, reported as a separate segment.

The segment "Others/Holding" comprises, in accordance with IAS 14.20, the financing function of Verbundgesellschaft and VERBUND-Finanzierungsservice GmbH as well as the services of the Shared Services Center of VERBUND Management Service GmbH and the telecom activities of VERBUND-Telekom Service GmbH. In contrast to the previous year, all companies that are consolidated at equity were allocated to this segment and the previous year's figures were adjusted accordingly.

Internal sales are always settled at generally accepted market terms.

SEGMENTAL REPORTING (ACCORDING TO BUSINESS SEGMENTS) *Million €*

31.12.2003	Electricity	Eco-Electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales	2,023.3	208.4	236.6	9.7	0.0	2,478.0
Internal sales	101.6	5.5	36.4	52.3	-195.8	0.0
Total sales	**2,124.9**	**213.9**	**273.0**	**62.0**	**-195.8**	**2,478.0**
Depreciation and amortization	-132.6	0.0	-46.9	-9.8	4.2	-185.1
Expenses / income (excl. depreciation and amortization)	-1,740.6	-214.0	-149.9	-58.4	191.5	-1,971.4
Operating result (EBIT)	**251.8**	**-0.1**	**76.2**	**-6.2**	**0.0**	**321.5**
Unscheduled depreciation and amortization	-3.4	0.0	0.0	0.0	0.0	-3.4
Result of companies consolidated at equity	0.0	0.0	0.0	2.3	0.0	2.3
Book value of company consolidated at equity	0.0	0.0	0.0	398.5	0.0	398.5
Book value of segment assets	5,123.8	50.3	810.4	1,358.2	-1,134.4	6,208.3
Segment liabilities	-4,235.8	-49.9	-563.9	-947.8	1,134.4	-4,663.1
Investment in non-current intangible assets and property, plant and equipment	40.0	0.1	30.8	6.1	0.0	77.0

31.12.2002	Electricity	Eco-Electricity	Grid	Others/ Holding	Elimi-nation	Total Group
External sales	1,795.7	0.0	265.4	11.1	0.0	2,072.2
Internal sales	95.9	0.0	42.8	50.5	-189.2	0.0
Total sales	**1,891.6**	**0.0**	**308.2**	**61.6**	**-189.2**	**2,072.2**
Depreciation and amortization	-140.8	0.0	-48.3	-8.9	4.5	-193.5
Expenses / income (excl. depreciation and amortization)	-1,499.4	0.0	-166.9	-66.0	184.7	-1,547.6
Operating result (EBIT)	**251.4**	**0.0**	**93.0**	**-13.3**	**0.0**	**331.1**
Unscheduled depreciation and amortization	-2.5	0.0	0.0	0.0	0.0	-2.5
Result of companies consolidated at equity	0.0	0.0	0.0	3.2	0.0	3.2
Book value of company consolidated at equity	0.0	0.0	0.0	386.4	0.0	386.4
Book value of segment assets	5,397.9	0.0	864.1	1,786.0	-1,129.9	6,918.1
Segment liabilities	-4,755.8	0.0	-657.8	-1,344.2	1,129.9	-5,628.0
Investment in non-current intangible assets and property, plant and equipment	28.0	0.0	12.0	7.6	0.0	47.6

SEGMENTAL REPORTING (ACCORDING TO REGIONS)		Million €
	2003	2002
Domestic electricity sales	**1,023.0**	**677.2**
Thereof to energy utilities	639.3	541.6
Thereof to industrial and commercial customers	175.3	135.6
Thereof eco-electricity sales	208.4	0.0
Electricity exports	**1,172.0**	**1,090.9**
Thereof to EU member states	950.4	884.0
Thereof to other countries	221.6	206.9
Subtotal electricity sales	**2,195.0**	**1,768.1**
Revenue from grid services (domestic)	231.3	259.6
Subtotal electricity and grid sales	**2,426.3**	**2,027.7**
Other sales revenue (domestic)	51.7	44.5
Total sales revenue	**2,478.0**	**2,072.2**
Thereof domestic sales revenue	1,306.0	981.3
Thereof sales revenue abroad	1,172.0	1,090.9

The segmentation according to regions comprises the breakdown of sales revenue according to domestic, EU states and other countries. Since Verbund does not have generation capacities for the export market, the assets and investments allocated to exports are not material.

NOTES TO THE INCOME STATEMENT

(1) SALES REVENUES

OTHER SALES REVENUES		Million €
	2003	2002
Staff secondments	10.3	11.0
Sales revenue from consulting/planning services and other services	14.0	13.8
Revenue from district-heating sales	14.7	14.1
Revenue from sales of waste products/coal/fuel oil	8.3	1.2
User and management fees	4.4	4.4
Other sales revenues	**51.7**	**44.5**

For changes to sales revenues see "Segmental reporting according to regions". Eco-electricity sales refer to the processing and administering of subsidies for eco-electricity (prescribed under the law for the first time in 2003).

(2) OTHER OPERATING INCOME AND CHANGES IN INVENTORY

OTHER OPERATING INCOME AND CHANGES IN INVENTORY		Million €
	2003	2002
Income from the reversal of provisions	27.3	13.5
Pro-rata temporis reversal of building-cost contributions	17.3	18.6
Income from various goods and services	11.3	8.0
Income from the disposal of plant, property and equipment and intangible assets	10.4	11.2
Changes in inventory and own work capitalized	9.1	4.1
Write-up to current assets	4.0	0.4
Income from bookouts in electricity trading	2.3	0.0
Tenancy and leasing income	2.1	2.9
Revenue from insurance claims	2.1	1.5
Income from plant allowance under EIWOG	1.2	5.1
Income from social amenities	0.8	0.7
Income from material sales	0.2	0.4
Other	6.5	6.6
Other operating income and changes in inventory	**94.6**	**73.0**

(3) EXPENSES FOR ELECTRICITY AND GRID PURCHASES, FUEL AND OTHER PURCHASED SERVICES

EXPENSES FOR ELECTRICITY AND GRID PURCHASES, FUEL AND OTHER PURCHASED SERVICES		Million €
	2003	2002
Expenses for electricity purchases	1,476.9	1,031.4
Expenses for system use	64.8	56.6
Use of fuels and expenses for other purchased services	115.8	99.6
Expenses for electricity and grid purchases, fuel and other purchased services	**1,657.5**	**1,187.6**

(4) PAYROLL EXPENSES

PAYROLL EXPENSES		Million €
	2003	2002
Wages and salaries	160.9	168.9
Expenditures for social security contributions as required by law as well as charges and compulsory contributions based on benefits	31.2	39.1
Other social expenses	3.9	3.9
Subtotal	**196.0**	**211.9**
Expenses for severance payments	10.6	11.0
Expenses for pensions	57.1	44.6
Payroll expenses	**263.7**	**267.5**

Statutory social expenses include the reversal of provisions created the previous year in the amount of € 5.7 million.

The increase of the provisions for the early-retirement programs entailed expenses for pensions in the amount of € 32.5 million (previous year: € 10.0 million). Income from pension fund assets lowered pension expenses in the amount of € 6.9 million (previous year: € 11.1 loss). The pension fund contributions to the defined-contribution Investment and Risk Community amounted to € 5.7 million (previous year: € 5.3 million).

(5) OTHER OPERATING EXPENSES

OTHER OPERATING EXPENSES		Million €
	2003	2002
External services received	46.5	63.7
Costs for allocated staff, temporary staff	14.0	14.2
Material costs for motor-vehicle operation and maintenance	11.4	8.7
Valuation of receivables	10.1	12.5
Legal, consulting and auditing fees	9.3	10.7
Travel expenses, staff training	9.3	9.2
Advertising and representation costs	7.6	6.5
Insurance	6.1	6.4
Expenses for Elektrizitäts-Control GmbH	5.0	6.0
Expenses for unused objects	4.1	0.0
Operating costs	3.3	3.8
Compensation payments	2.8	6.2
Rent, leasing	2.9	2.5
Communication	2.9	2.2
Fees	2.4	2.7
Membership fees	2.1	1.6
Other operating taxes	1.3	4.6
Other items	3.8	3.9
Other operating costs	**144.9**	**165.4**

The item "external services received" contains expenses for the regular overhaul and maintenance of energy-generation and transmission facilities.

(6) FINANCING RESULT

FINANCING RESULT		Million €
	2003	2002
Interest and similar income	93.5	112.3
Exchange gains from financial obligations	41.6	9.6
Interest and similar expenses	-192.5	-227.3
Exchange losses from financial obligations	-0.2	-10.6
Valuation result from derivative financial instruments	22.0	-8.1
Financing result	**-35.6**	**-124.2**



(7) RESULT FROM PARTICIPATING INTERESTS

RESULT FROM PARTICIPATING INTERESTS		Million €
	2003	2002
Income from disposal of and value increases on long-term investments	24.5	1.1
Income from participating interests of other companies	7.0	3.1
Investment income from affiliated non-consolidated companies	4.2	2.8
Investment income from associated companies consolidated at equity	2.3	3.2
Expenses for other participating interests	-15.8	0.0
Expenses from affiliated non-consolidated companies	0.0	-4.5
Result from participating interests	**22.2**	**5.7**

The item "expenses for other participating interests" contains the partial transfer of gains from sales and, in particular, the provisions for interests held.

(8) RESULT FROM LONG-TERM INVESTMENTS

The result from long-term investments contains, essentially, dividend income as well as value adjustments of investment funds held to cover social capital. In addition, it includes income from external loans.

(9) INCOME TAX

INCOME TAX		Million €
	2003	2002
Current tax expenses (Thereof tax income from prior periods € 0.7 million, previous year: income € 8.8 million)	47.0	4.7
Changes in deferred income taxes	51.0	40.3
Income tax	**98.0**	**45.0**

The high tax income of the previous year arises from the final conclusion of a tax audit.

Tax expenses for 2003 of € 98.0 million undershot the calculated tax expenses of € 107.3 million by € 9.3 million; such calculated tax expenses would result from the application of a tax rate of 34 % to the pre-tax profit (€ 315.7 million). The causes of this difference between the calculated and the stated tax expense within the group can be shown as follows:

TAX RECONCILIATION		Million €
	2003	2002
Calculated tax expenses	107.3	70.7
Less minority interest partnerships	-1.7	-1.4
Tax relief due to		
– tax-exempt investment income	-3.7	-3.0
– tax-exempt transfer of the provision for severance payments contained in the tax balance sheet, pursuant to § 124 (b) Z 68 EStG (Income Tax Law)	0.0	-17.8
– investment and other premiums	-3.1	-0.2
– other items	-0.1	0.0
Increases in tax expense due to		
– non-tax-effective amortization of goodwill	0.3	0.3
– other items	0.0	2.0
Income tax expense for the period	**99.0**	**50.6**
Tax expenses/income for prior periods (current and deferred)	-1.0	-5.6
Income tax expense stated	**98.0**	**45.0**
Effective tax rate	31.1 %	21.6 %

The differences between the values used in the tax balance sheet and the IFRS balance sheet as well as the tax-loss carryforwards as of the balance-sheet date result in the following deferred taxes:

DEFERRED TAXES		Million €
	2003	2002
Provisions for pensions and severance payments	64.7	69.9
Plant allowances due to market deregulation	31.0	154.9
Financial instruments	0.0	8.0
Tax-loss carryforwards	116.2	19.8
Other	8.1	19.0
Deferred tax assets	**220.0**	**271.6**
Special tax depreciation	-119.2	-123.6
Property, plant and equipment	-166.4	-165.5
Financial instruments	-3.6	0.0
Deferred tax liabilities	**-289.2**	**-289.1**
Recognition of deferred taxes (netted; + asset/- liability)	**-69.2**	**-17.5**

The deferred tax provision for 2003 changed, income statement effective, in the amount of € 51.0 million. By applying IAS 39, the deferred tax liabilities for financial instruments that qualified as cash flow hedges increased, result-neutral, by a further € 0.7 million.

The Austrian federal government has announced that the corporate tax rate will be reduced from 34 % to 25 % with effect from 2005. In accordance with the IFRS provisions, the rate of 34 % is still used as a basis for the calculation of the deferred taxes stated. Under utilization of the new corporate tax rate, deferred tax liabilities as of 31 December 2003 would drop by € 18.3 million. The actual relief in fiscal 2004 will depend on the final decision relating to the tax rate, the determination of taxable income and the tax result in 2004.

Given the current tax regulations, it may be assumed that the differences – resulting, essentially, from retained earnings and uncovered losses – between the tax value of the interest and the proportional share of shareholders' equity of the subsidiaries included in the consolidated financial statements will largely remain tax-exempt. Thus no tax accrual and deferral items were posted for this. Under IAS 12, deferred tax assets were capitalized for loss carryforwards when they were reasonably expected to be set off against future taxable profits. Pursuant to Austrian tax law, there are no time limits on the realization of loss carryforwards at this point.

NOTES TO THE BALANCE SHEET

NON-CURRENT ASSETS

(10) INTANGIBLE ASSETS AND GOODWILL

INTANGIBLE ASSETS AND GOODWILL			*Million €*
	Intangible assets	Goodwill	Total
Acquisition costs as of 01.01.2003	112.0	1.6	113.6
Changes in companies consolidated	-1.5	0.0	-1.5
Additions	2.4	0.0	2.4
Disposals	-1.2	0.0	-1.2
Repostings	0.1	0.0	0.1
Acquisition costs as of 31.12. 2003	**111.9**	**1.6**	**113.5**
Accumulated amortization as of 01.01.2003	99.9	1.3	101.2
Amortization 2002	2.6	0.3	2.9
Disposals	-1.2	0.0	-1.2
Accumulated amortization as of 31.12.2003	**101.4**	**1.6**	**102.9**
Net book value as of 31.12.2003	**10.5**	**0.0**	**10.5**
Net book value as of 31.12.2002	12.1	0.3	12.4

Intangible assets are licenses, industrial property rights, electricity-purchase rights, water rights, software, user rights for plants owned by third parties and licenses derived therefrom.

(11) PROPERTY, PLANT AND EQUIPMENT

Additions to plant, property and equipment (€ 74.6 million) include the automation of the power plants of VERBUND-Austrian Hydro Power AG (€ 10.9 million), the renovation of the power descent of the power plant Kaprun of VERBUND-Austrian Hydro Power AG (€ 10.4 million), the construction of the 380 kV line Kainachtal-Southern Burgenland of VERBUND-Austrian Power Grid AG (€ 8.4 million), he transformer exchange program of VERBUND-Austrian Power Grid AG (€ 4.9 million), the construction of the Leoben power plant of VERBUND-Austrian Hydro Power AG (€ 3.9 million) as well as the additional retrofitting of the substations of VERBUND-Austrian Power Grid AG for remote controlling (€ 2.1 million).

In the wake of the restructuring transactions carried out in the previous year, the power plant Triebenbach was taken over on the basis of a financial-leasing arrangement. It was included, as of 31 December 2003, under plant, property and equipment with a residual book value of € 22.7 million (previous year: € 23.7 million).

The corresponding liability will be repaid, within a year, to the amount of € 0.7 million, in the following four years to the amount of € 3.3 million and then to the amount of € 18.9 million. The total of non-discounted leasing installments amounts to € 34.7 million, including the payment of the residual value (previous year: € 35.7 million). The leasing arrangement will end on 30 April 2015.

PROPERTY, PLANT AND EQUIPMENT — Million €

	Real property and buildings	Machinery	Electrical installations	Power lines	Office and plant equipment	Payments made, assets under construction and projects	Total
Acquisition /production costs as of 01.01.2003	5,245.9	1,927.5	1,935.5	884.7	111.1	113.8	10,218.5
Changes in companies consolidated	0.0	0.0	0.0	0.0	1.1	0.0	1.1
Additions	3.3	2.5	24.3	2.0	5.7	36.8	74.6
Disposals	-9.8	-8.3	-6.6	-0.7	-4.8	0.0	-30.2
Repostings	0.7	0.3	10.3	0.6	0.1	-12.1	-0.1
Acquisition /production costs as of 31.12.2003	**5,240.1**	**1,922.0**	**1,963.4**	**886.7**	**113.3**	**138.4**	**10,263.9**
Accumulated depreciation as of 01.01.2003	2,311.1	1,570.6	1,469.5	364.6	94.1	75.1	5,885.1
Changes in companies consolidated	0.0	0.0	0.0	0.0	0.7	0.0	0.7
Depreciation 2003	67.4	34.8	55.6	17.0	6.4	0.9	182.2
Thereof unscheduled	0.0	1.7	0.2	0.0	0.6	0.9	3.4
Disposals	-6.4	-6.4	-5.9	-0.3	-4.6	0.0	-23.6
Accumulated depreciation as of 31.12.2003	**2,372.1**	**1,599.0**	**1,519.2**	**381.4**	**96.6**	**76.0**	**6,044.4**
Net book value as of 31.12.2003	**2,868.0**	**323.0**	**444.2**	**505.3**	**16.7**	**62.4**	**4,219.6**
Net book value as of 31.12.2002	2,934.8	356.9	466.0	520.1	17.0	38.6	4,333.4

(12) AMORTIZATION OF INTANGIBLE ASSETS AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

The amortization of goodwill entirely relates to VERBUND-Austrian Hydro Power AG in the amount of € 0.3 million.

AMORTIZATION OF INTANGIBLE ASSETS AND DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT	Million €	
	2003	2002
Scheduled depreciation and amortization	181.4	190.7
Unscheduled depreciation and amortization	3.4	2.5
Amortization of goodwill	0.3	0.3
Amortization of intangible assets and depreciation of property, plant and equipment	**185.1**	**193.5**

(13) ASSOCIATED COMPANIES AT EQUITY, INTERESTS IN AFFILIATED COMPANIES AND OTHER PARTICIPATING INTERESTS

ASSOCIATED COMPANIES AT EQUITY, INTERESTS IN AFFILIATED COMPANIES AND OTHER PARTICIPATING INTERESTS				Million €
	Companies consolidated at equity	Interests in non-consolidated affiliated companies	Other participating interests	Total
Acquisition costs as of 01.01.2003	386.4	17.6	292.0	696.0
Changes in companies consolidated	0.0	-2.9	0.0	-2.9
Additions	25.3	2.5	1.2	29.0
Additions – profits	2.3	0.0	0.0	2.3
Disposals	0.0	0.0	-248.0	-248.0
Disposals – dividends	-15.5	0.0	0.0	-15.5
Acquisition costs as of 31.12.2003	**398.5**	**17.2**	**45.1**	**460.8**
Accumulated value adjustments as of 01.01.2003	0.0	0.1	16.1	16.2
Value losses	0.0	5.6	5.9	11.5
Accumulated value adjustments as of 31.12.2003	**0.0**	**5.6**	**22.0**	**27.6**
Net book value as of 31.12.2003	**398.5**	**11.6**	**23.1**	**433.2**
Net book value as of 31.12.2002	386.4	17.6	275.9	679.8

The additions to interests in non-consolidated affiliated companies include, essentially, the granting of shareholders' contributions to VERBUND-BeteiligungsgmbH (€ 2.0 million) and, in other participating interests, the addition to master-talk Austria Telekom Service GmbH & Co KG (€ 1.2 million).

Disposals include, primarily, the sale of shares in EVN AG (€ 240.5 million), in EDASZ (€ 4.9 million), in MyElectric Energievertriebs- und -dienstleistungs GmbH (€ 1.7 million) as well as in Unsere Wasserkraft GmbH & Co KG (€ 0.7 million).

The value losses refer, above all, to VERBUND-BeteiligungsgmbH (€ 5.6 million), with this value loss being offset by the appropriate use of provisions in the same amount of the previous year, and to master-talk Austria Telekom Service GmbH & Co KG (€ 5.4 million).

Changes in the stated value of at equity consolidated companies are shown under additions/disposals.

(14) LONG-TERM INVESTMENTS – CROSS BORDER LEASING

LONG-TERM INVESTMENTS – CROSS BORDER LEASING — Million €

	Securities (loan stock rights) cross border leasing	Other loans cross border leasing	Total
Amortized cost as of 31.12.2002	468.1	569.5	1,037.6
Value increases	29.3	45.8	75.1
Disposals	-3.6	-36.4	-40.0
Valuation IAS 39 as of 31.12.2003	-83.5	-98.7	-182.2
Amortized cost as of 31.12.2003	**410.3**	**480,2**	**890,5**

Notes to cross border leasing transactions can be found under "Accounting and Valuation Methods".

Securities are held until bullet maturity. They consist of American zero bonds (US Treasuries) with an amount at maturity of USD 1,512.5 million (previous year: USD 1,512.5 million) as well as medium-term notes with a nominal value of USD 58.0 million (previous year: USD 57.3 million).

Of the securities, an amount of € 430.4 million is pledged (previous year: € 405.3 million) and of loans, an amount of € 349.2 million (previous year: € 345.1 million).

(15) OTHER LONG-TERM INVESTMENTS AND OTHER LONG-TERM RECEIVABLES

The reposting of the acquisition costs of the long-term securities refers to reclassification from or to current assets (€ 7.7 million and € 5.2 million respectively). The related accumulated value adjustments were reclassified, on balance, at € 0.1 million.

Loans to companies in which participating interests are held include an electricity prepayment to Österreichisch-Bayerische Kraftwerke Aktiengesellschaft (€ 37.3 million), which was reduced, as scheduled and on balance, by € 2.3 million in 2003.

OTHER LONG-TERM INVESTMENTS AND OTHER LONG-TERM RECEIVABLES					Million €
	Loans to non-consolidated affiliated companies	Loans to companies in which participating interests are held	Securities (loan stock rights) excl. cross border leasing	Other loans excl. cross border leasing	Total
Acquisition costs as of 01.01.2003	7.9	40.1	158.4	174.6	381.0
Changes in companies consolidated	-5.2	0.0	0.0	0.0	-5.2
Additions	0.0	0.0	2.3	0.3	2.6
Disposals	-0.5	-2.3	0.0	-53.2	-56.0
Repostings	0.0	0.0	2.5	0.0	2.5
Acquisition costs as of 31.12.2003	**2.1**	**37.8**	**163.2**	**121.7**	**324.9**
Accumulated value adjustments as of 01.01.2003	0.5	0.0	41.5	0.6	42.6
Value losses	0.0	0.5	1.8	0.0	2.3
Value increases	0.0	0.0	-1.5	-0.1	-1.6
Disposals	-0.5	0.0	0.0	0.0	-0.5
Repostings	0.0	0.0	0.1	0.0	0.1
Accumulated value adjustments as of 31.12.2003	***0.0***	***0.5***	***41.9***	***0.5***	***42.9***
Net book value as of 31.12.2003	**2.1**	**37.3**	**121.3**	**121.2**	**282.0**
Net book value as of 31.12.2002	7.3	40.1	116.9	173.9	338.3
Other long-term receivables					
Net book value as of 31.12.2003					93.5
Net book value as of 31.12.2002					153.3
Total					
Net book value as of 31.12.2003					375.5
Net book value as of 31.12.2002					491.6

Long-term securities (€ 121.3 million) primarily comprise shares in investment funds. These are used, essentially, as cover for the provisions for pensions in compliance with §§ 14 and 116 EstG (Income Tax Law).

Other loans of € 121.2 million consist, essentially, of long-term receivables vis-à-vis the Republic of Austria from the pre-financing of building-cost contributions on account of the Republic of Austria. The building-cost contributions were used to finance facilities of the Danube power plants used by the

shipping industry. As for the loans, € 31.7 million (previous year: € 31.5 million) will come due within a year.

Other long-term receivables are set off against prepayments received and include € 26.9 million (previous year: € 34.2 million) as the present value of future leasing installments for plants leased out by Verbund to a large customer (financial leasing under IAS 17). The lease agreements will terminate on 31 March 2006 and 30 September 2010. The total of non-discounted leasing installments amounts to € 28.7 million (previous year: € 37.6 million). Lease payments due within a year amount to € 8.6 million; lease payments due between 2005 and 2008 to € 16.7 million and € 1.6 million thereafter.

Other long-term receivables include receivables from the Republic of Austria in the amount of € 13.2 million (previous year: € 17.1 million).

CURRENT ASSETS

(16) INVENTORIES

INVENTORIES		Million €
	2003	2002
Primary energy sources	84.2	39.2
Less value adjustments	-72.7	-21.6
Subtotal	**11.5**	**17.6**
Materials and supplies	2.9	3.9
Work in progress	3.3	2.4
Inventories	**17.7**	**23.9**

The value adjustments refer, primarily, to coal inventories.

(17) RECEIVABLES AND OTHER ASSETS

RECEIVABLES AND OTHER ASSETS				Million €
	< 1 year		> 1 year	
	2003	2002	2003	2002
Trade accounts receivable	171.9	153.3	0.0	0.0
Receivables from non-consolidated affiliated companies	7.1	12.6	0.0	0.0
Receivables from companies in which participating interests are held	23.8	48.6	0.0	0.0
Other receivables and assets	16.4	40.9	66.7	119.0
Receivables and other assets	**219.2**	**255.5**	**66.7**	**119.0**

OTHER RECEIVABLES AND ASSETS				Million €
	< 1 year		> 1 year	
	2003	2002	2003	2002
Fair values of financial instruments under IAS 39	3.9	0.9	53.5	80.7
Plant allowance under EIWOG	0.0	6.2	0.0	21.3
Republic of Austria (debt servicing)	0.7	4.1	13.2	17.0
Receivables from tax clearing	2.7	2.3	0.0	0.0
Other receivables from payroll	1.0	1.9	0.0	0.0
Prepayments made	0.8	0.3	0.0	0.0
Other	7.3	25.2	0.0	0.0
Other receivables and assets	**16.4**	**40.9**	**66.7**	**119.0**

(18) SHORT-TERM SECURITIES

SHORT-TERM SECURITIES	Million €
	Short-term securities
Amortized cost as of 31.12.2002	16.4
Value increases	0.2
Repostings	-2.6
Amortized cost as of 1.12.2003	**14.0**

The securities refer to Austrian mortgage bonds and bonds.

The reposting of the short-term securities refers to reclassification to or from non-current assets (€ 7.7 million and € 5.1 million respectively).

(19) CASH AND CASH EQUIVALENTS

CASH AND CASH ITEMS		Million €
	2003	2002
Cash in banks	12.7	63.4
Short-term deposits (industry clearing)	15.0	4.0
Cash balance	0.4	0.1
Cash and cash items	**28.1**	**67.5**

The lock-in period of all short-term financial investments was less than three months at the time of the investment.

SHAREHOLDERS' EQUITY

Details relating to the development of shareholders' equity can be seen under "Consolidated statement of changes in equity". In accordance with IAS 27 (Consolidated and Separate Financial Statements), the presentation of minority interests has already been adjusted in line with the recommendation of the IASB.

(20) SHARE CAPITAL

The share capital comprises:

15,101,800 individual share certificates (bearer shares category A) – 49 % of the share capital; 15,718,200 individual share certificates (registered shares category B) – 51 % of the share capital, authenticated by an interim certificate deposited with the Federal Ministry of Finance and made out in the name of the Republic of Austria. The share has a nominal value of € 7.27.

(21) CAPITAL RESERVES

Capital reserves amount to € 10.9 million (previous year: € 10.9 million). This represents the portion of the statutory reserve that was not created from the net profit in previous years.

(22) PROFIT RESERVES AND ACCUMULATED RESULTS

Profit reserves result from the retained earnings from within the group. Of these reserves, the amount that can be distributed to the shareholders of the parent company is the item shown as "net profit for the year" in the individual accounts of the parent company as of 31 December 2003, which are prepared in accordance with Austrian Accounting Standards.

In fiscal 2003, unrealized valuation gains from derivative instruments in the amount of € 1.4 million were, in accordance with IAS 39, included directly in shareholders' equity.

(23) OWN SHARES

At the 55th ordinary General Meeting of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft on 19 March 2002, a decision was taken to authorize the Managing Board of Verbundgesellschaft to acquire own shares up to no more than 10 % of Verbundgesellschaft's share capital for a duration of 18 months, taking into consideration existing own shares; under this provision, the lowest buyback price had to be € 50.0, and the highest € 150.0.

The buyback program started on 6 May 2002 and ended on 19 September 2003.

On the balance sheet date, the amount of own shares totaled, as in the previous year, 82,139 share certificates (= 0.27 % of the share capital). This item reduces shareholders' equity by € 7.4 million (previous year: € 7.4 million).

On the balance sheet date, there were 30,737,861 shares (previous year: 30,737,861) in circulation.

(24) MINORITY INTERESTS

Minority interests comprise the third-party shares in the shareholders' equity of the consolidated subsidiaries. Significant majority interests are held in VERBUND-Austrian Hydro Power AG (19.7 %), VERBUND-Austrian Thermal Power GmbH & Co KG (44.3 %), VERBUND-Austrian Thermal Power GmbH (40.5 %) and VERBUND-Austrian Power Vertriebs GmbH (45.0 %).

Details relating to the changes in minority interests can be seen under "Consolidated statement of changes in equity".

LONG-TERM AND SHORT-TERM LIABILITIES

(25) LONG AND SHORT-TERM FINANCIAL OBLIGATIONS

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS				Million €
	Long-term		Short-term	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
Bonds	1,199.1	1,485.9	260.0	592.1
Liabilities to banks	202.5	314.4	232.3	41.4
Financial obligations to others	59.6	118.0	34.7	18.3
Total financial obligations excl. cross border leasing	**1,461.2**	**1,918.3**	**527.0**	**651.8**
Financial obligations – cross border leasing	984.5	1,155.6	0.9	4.0
Long and short-term financial obligations	**2,445.7**	**3,073.9**	**527.9**	**655.8**

Mortgage-backed loans from creditors amount to € 0.3 million (previous year: € 0.4 million).

No new long-term financial obligations were incurred during 2003. Long-term financial obligations, excluding cross border leasing transactions, were reduced in the total amount of € 555.3 million through scheduled repayments. As for short-term financial obligations (cash advances), an amount of € 19.1 million was repaid and another € 87.6 million was raised on the money market. For fee and cost-related reasons, Verbund did not have any contracted credit lines with banks.

As for financial obligations from cross border leasing transactions, write-ups in the amount of € 79.1 million and repayments of € 41.6 million were carried out.

Discounts and financing costs of € 2.5 million (previous year: € 4.0 million) have been included under financial obligations.

Further details relating to the financial obligations are provided in the following table.

These figures correspond to asset items in the same amount

LONG AND SHORT-TERM FINANCIAL OBLIGATIONS									Million €
	Maturity to	Issue volume	Liability 31.12.2003	Remaining maturity up to 1 year	Remaining maturity 1 to 5 years	Remaining maturity over 5 years	Weighted nominal interest rate	Weighted effective interest rate	Fair Value 31.12.2003
Bonds									
Euro-currencies	2017	619.3	619.6	17.6	492.2	109.8	4.90 %	5.03 %	627.2
Foreign currencies (CHF, JPY)	2015	823.7	839.5	242.4	486.2	110.9	3.81 %	4.57 %	879.2
Total bonds		1,443.0	1,459.1	260.0	978.4	220.7	4.28 %	4.77 %	1,506.4
Thereof at a fixed interest rate	2017	1,370.9	1,388.9	226.1	978.4	184.4	4.42 %	4.94 %	1,436.2
Thereof at a variable interest rate	2009	72.1	7.02	33.9	0.0	36.3	1.26 %	1.37 %	70.2
Payables to credit institutions									
Euro-currencies	2020	443.2	434.8	232.3	73.3	129.2	3.11 %	3.62 %	437.5
Foreign currencies (CHF, JPY)	–	0.0	0.0	0.0	0.0	0.0	–	–	0.0
Total payables to credit institutions		443.2	434.8	232.3	73.3	129.2	3.11 %	3.62 %	437.5
Thereof at a fixed interest rate	2016	127.7	124.1	103.8	6.8	13.5	5.45 %	5.64 %	126.3
Thereof at a variable interest rate	2020	315.5	310.7	128.5	66.5	115.7	2.17 %	2.81 %	311.2
Financial obligations to others									
Euro-currencies	2021	24.5	23.3	0.7	3.5	19.1	4.98 %	5.12 %	23.2
Foreign currencies (CHF, JPY)	2009	70.3	70.9	33.9	0.0	37.0	1.00 %	2.26 %	71.6
Total financial obligations to others excluding cross border leasing		94.8	94.2	34.6	3.5	56.1	2.03 %	2.97 %	94.8
Thereof at a fixed interest rate	2021	0.6	0.3	0.0	0.1	0.2	1.19 %	1.19 %	0.3
Thereof at a variable interest rate	2004	94.2	93.9	34.6	3.4	55.9	1.99 %	2.98 %	94.5
Cross border leasing*	–	–	985.4	0.9	21.1	963.4	–	–	–
Total financial obligations to others		–	1,079.6	35.6	24.5	1,019.6	–	–	–
Total financial obligations excluding cross border leasing		**1,981.0**	**1,988.2**	**527.0**	**1,055.1**	**406.1**	**3.91 %**	**4.43 %**	**2,038.7**
Total financial obligations including cross border leasing		**–**	**2,973.6**	**527.9**	**1,076.2**	**1,369.5**	**–**	**–**	**–**

(26) LONG-TERM AND SHORT-TERM PROVISIONS

LONG-TERM AND SHORT-TERM PROVISIONS		Million €
	2003	2002
Provisions for pensions	240.1	260.4
Provisions for other post employment benefits	44.6	42.9
Provisions for severance payments	103.9	97.7
Other provisions	392.1	426.5
Provisions for taxes	38.3	9.7
Long and short-term provisions	**819.0**	**837.2**

The provisions for pensions, other post employment benefits and severance payments are all considered long-term. For maturities of other provisions and provisions for taxes, please see below.

PROVISIONS FOR PENSIONS AND OTHER POST EMPLOYMENT BENEFITS				Million €
	Pension obligations		Other post employment benefits	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
Derivation of provision recorded in the balance sheet				
Present value (DBO) of obligations covered by fund assets	153.0	143.6	-	-
Market value of plan assets	-154.6	-131.7	-	-
Net value of obligations covered by fund assets	-1.6	11.9	-	-
Present value (DBO) of obligations not covered by fund assets	249.8	248.5	55.6	42.9
Accumulated actuarial gain (+)/loss (-) not realized	-8.1	0.0	-11.0	0.0
Recorded provision at 31.12.	240.1	260.4	44.6	42.9
The following amounts were recorded under payroll expenses				
Service cost	0.4	0.5	0.8	0.9
Interest cost	21.7	22.5	2.5	2.3
Expected investment gain (-)/loss (+)	-6.9	-	-	-
Actual investment gain (-)/loss (+)	-	11.1	-	-
Realized actuarial gain (-)/loss (+)	0.0	-14.4	0.0	1.1
Pension costs recorded under payroll expenses	15.3	19.7	3.3	4.3
Actual investment gain (-)/loss (+)	-15.9	11.1	-	-
Changes to provision recorded in the balance sheet				
Recorded provision 1.1.	260.4	239.8	42.9	39.7
Net expenditure recorded in the income statement	15.3	19.7	3.3	4.3
Pension payments/supplementary health insurance premiums	-28.5	-27.4	-1.6	-1.1
Fund contributions	-11.5	-3.8	-	-
Fund payouts	4.4	3.1	-	-
New/surrendered obligations resulting from changes in the companies consolidated	0.0	29.0	0.0	0.0
Recorded provision at 31.12.	240.1	260.4	44.6	42.9
Changes to non-realized actuarial gain/loss (accumulated)				
Accumulared actuarial gain (+)/loss (-) 1.1.	0.0	0.0	0.0	0.0
Actuarial gain (+)/loss (-) of the year	-8.1	0.0	-11.0	0.0
Accumulated actuarial gain (+)/loss (-) 31.12.	-8.1	0.0	-11.0	0.0

PROVISIONS FOR SEVERANCE PAYMENTS — Million €

	Severance obligations	
	31.12.2003	31.12.2002
Derivation of provision recorded in the balance sheet		
Present value (DBO) of obligations	103.9	97.7
Accumulated actuarial profit (+)/loss (-) not realized	0.0	0.0
Recorded provision 31.12.	103.9	97.7
The following amounts were recorded under payroll expenses		
Service cost	3.3	3.0
Interest cost	5.7	5.4
Realized actuarial gain (-)/loss (+)	-0.2	-0.9
Severance payment costs recorded under payroll expenses	8.9	7.5
Changes to provision recorded in the balance sheet		
Recorded provision 1.1.	97.7	95.0
Net expenditure recorded in the income statement	8.9	7.5
Severance payments	-2.7	-4.0
New/surrendered obligations resulting from changes in the companies consolidated	0.0	-0.8
Recorded provision at 31.12.	103.9	97.7

OTHER PROVISIONS — Million €

	Provisions for impending losses	Provisions for early retirement	Other personnel related provisions	Other	Total
Book value 01.01.2003	**143.2**	**102.0**	**52.3**	**129.0**	**426.5**
Thereof > 1 year	123.1	71.8	2.7	10.8	208.4
Thereof < 1 year	20.1	30.2	49.6	118.2	218.1
New provisions	31.2	28.4	29.9	71.8	161.3
Interest accrued	9.3	4.1	0.0	1.6	15.0
Appropriation	-48.4	-30.3	-38.2	-61.3	-178.2
Reversal	-11.1	-0.5	-2.0	-18.9	-32.5
Book value 31.12.2003	**124.2**	**103.7**	**42.0**	**122.2**	**392.1**
Thereof > 1 year	119.7	73.0	3.2	10.8	206.7
Thereof < 1 year	4.5	30.7	38.8	111.4	185.4

The provisions for impending losses from electricity purchase agreements were formed in 1998 as a result of the expected impact of deregulation on the electricity market. The appropriate value was calculated using the discounted cash flow method. Under this method, the valuation is based on an estimate of future inflows and outflows of funds. Discounting was subject to an interest rate of 7 %.

The provision for impending losses formed in 1998 in respect of a coal-supply agreement referred to the purchase of coals from GKB-Bergbau GmbH (see "Other obligations and risks"). The provision was created for fuel costs no longer covered by future electricity sales. The changes result from the appropriate use of the provisions as well of from interest accrued on the provisions.

The provisions for early retirement provide for bridging payments within the framework of the early-retirement models in the amount of € 103.7 million (previous year: € 102.0 million). These models allow employees to leave the company prior to the date of retirement under the General Social Security Act (ASVG).

Other staff-related provisions contain accruals for vacation entitlements, flextime balances and overtime and provisions for additional vacation pay, incentive pay and anniversary bonuses.

OTHER LONG-TERM AND SHORT-TERM PROVISIONS — Million €

	Compensation payments	Decommissioning costs	Outstanding receipts for investments	Maintenance expenses	Legal, auditing and consulting expenses	Electricity/ grid supplies	Damage by natural forces	Other	Total
Book value 01.01.	**6.4**	**8.9**	**22.1**	**31.6**	**2.6**	**20.7**	**5.0**	**31.7**	**129.0**
Thereof > 1 year	0.6	8.9	0.0	0.5	0.0	0.0	0.5	0.3	10.8
Thereof < 1 year	5.8	0.0	22.1	31.1	2.6	20.7	4.5	31.4	118.2
New provisions	0.0	0.0	14.1	13.5	1.7	25.1	0.0	17.4	71.8
Interest accrued	0.0	0.6	0.0	0.0	0.0	0.0	0.0	1.0	1.6
Appropriation	-1.9	0.0	-14.0	-18.0	-2.1	-7.8	-2.6	-14.9	-61.3
Reversal	-0.5	0.0	-0.7	-11.0	-0.1	-4.0	0.0	-2.6	-18.9
Book value 31.12.	**4.0**	**9.5**	**21.5**	**16.1**	**2.1**	**34.0**	**2.4**	**32.6**	**122.2**
Thereof > 1 year	0.6	9.5	0.0	0.4	0.0	0.0	0.0	0.3	10.8
Thereof < 1 year	3.4	0.0	21.5	15.7	2.1	34.0	2.4	32.3	111.4

Other provisions include a provision for controversial trade payables in the amount of € 20.4 million.

PROVISIONS FOR TAXES (CURRENT TAXES)		Million €
	2003	2002
Corporate tax	36.6	7.7
Net-worth tax	0.6	0.6
Other taxes	1.1	1.5
Provisions for taxes (current taxes)	**38.3**	**9.7**

The provisions for taxes are all considered short-term.

(27) CONTRIBUTIONS TO BUILDING COSTS

Under this item, building-cost contributions made especially by provincial companies to Verbund, which are non-repayable, are carried as liabilities in the amount of € 451.0 million (previous year: € 461.7 million). These allow for electricity-purchase rights and user rights with respect to power plants and other facilities of Verbund for the duration of their useful life. The building-cost contributions are reversed on a pro-rata temporis basis upon depreciation of the facilities concerned.

(28) DEFERRED INCOME AND ASSETS – CROSS BORDER LEASING

Deferred assets and income includes cash inflows from cross border leasing transactions in the total amount of € 274.5 million (previous year: € 280.4 million). The portion that was reversed in the fiscal year as other operating income amounted to € 5.9 million.

(29) OTHER LONG-TERM LIABILITIES AND PREPAYMENTS RECEIVED

OTHER LONG-TERM LIABILITIES AND PREPAYMENTS RECEIVED		Million €
	2003	2002
Fair value of financial instruments	17.3	71.4
Liabilities from water rights	2.2	2.2
Trade accounts payable	0.8	0.8
Prepayments received	*0.0*	*6.9*
Other long-term liabilities and prepayments received	**20.3**	**81.3**

The reduction in prepayments received is due to the merger of ÖVGL with Verbundgesellschaft; ÖVGL was thus included in the consolidation range.

(30) OTHER SHORT-TERM LIABILITIES

OTHER SHORT-TERM LIABILITIES		Million €
	2003	2002
Trade accounts payable	71.3	42.9
Liabilities to revenue authorities	35.3	23.0
Liabilities form the valuation of financial instruments under IAS 39	24.4	1.7
Payables to non-consolidated affiliated companies	10.0	6.0
Payables to companies in which participating interests are held	5.8	4.5
Deferred income and assets	4.0	3.8
Social security (e.g. liabilities to social-insurance institutions)	3.8	4.0
Prepayments received	0.5	153.5
Other	7.9	8.0
Other short-term liabilities	**163.0**	**247.4**

The drop in prepayments received was caused, essentially, by a repayment in connection with the divestment of an interest.

The increase in liabilities from the valuation according to IAS 39 is attributable to the negative fair values of the derivative financial instruments.

RISK / RISK MANAGEMENT

FINANCIAL INSTRUMENTS

The existing group's primary financial instruments primarily consist of long-term investments such as securities, loans and participating interests, trade receivables, cash in banks, public and non-public financial liabilities and trade payables.

The derivative financial instruments regarding financial activities can be broken down as follows and are recorded in the following balance-sheet items:

FINANCIAL INSTRUMENTS

	31.12.2003		31.12.2002
	Notional value (in foreign currency)	Fair value (in Thousand €)	Fair value (in Thousand €)
Other receivables:			
Interest-rate swap cross border leasing (fixed-rate receiver)*	215.8 Mio. USD	53.507	74,134
Interest-rate swap (fixed-rate receiver)*	9,000.0 Mio. JPY	2.754	6,548
Other liabilities			
Interest-rate swap (fixed-rate payer)*	199.8 Mio. DEM	1.591	3,967
Cross-currency swaps	250.0 Mio. DEM	9.048	20,537
	250.0 Mio. CHF	350	0
Cross-currency interest-rate swap	250.0 Mio. CHF	reversed	38,806
Currency forward transaction	100.0 Mio. CHF	1.774	0
	213.0 Mio. CHF	9.149	0
Currency forward transaction cross border leasing*	52.2 Mio. USD	16.908	8,098

Hedge accounting in acc. with IAS 39

All of the derivative transactions listed are used exclusively for hedging against existing foreign-currency and interest-rate risks. Hedge accounting in accordance with IAS 39 was used for a number of the transactions listed. The value fluctuations of these hedging transactions are offset by the value fluctuations of hedged transactions. The value fluctuations of the transactions for which hedge accounting was not carried out are stated in the income statement.

The notional amount comprises the reference basis of those derivative instruments that are open at the balance sheet date. The actual cash flows are merely a fraction of these values.

In the year under review, an existing derivative transaction (cross-currency interest-rate swap) was reversed prematurely against a payment of € 17.0 million. In this transaction a valuation provision was used, income statement effective, in the amount of € 21.8 million.

CREDIT RISK

The amounts stated on the asset side also represent the maximum credit risk and risk of default. As part of the group-wide risk management system, the counterparty credit risk in electricity and grid business as well as in financial activities is assessed and monitored in a uniform manner across the group. Transactions, apart from minor amounts, are only entered into with customers with a sufficient credit rating either following an internal credit check or on the basis of an external investment grade rating of an international rating agency (Moody's, Standard & Poor's). For this purpose, each counterparty is assigned an individual limit which will be monitored across the group. Money market investments are also only concluded with financial partners that have an appropriate credit rating. All counterparty risks and the customer structure portfolio are monitored on the basis of default likelihoods which are calculated by international rating agencies. If the credit assessment or rating does not meet the requirements, transactions will be entered into only under the precondition of sufficient security (e.g., prepayments, bank guarantees, letters of comfort). These counterparty requirements serve to reduce default risks. Netting agreements are concluded to further minimize the risk level. Counterparty risks are not insured.

INTEREST RATE RISK

Verbund considers fluctuations in interest rates a substantial cash flow risk. Under the rules of risk management, only a maximum of 25 % of the financial obligations may be subject to a floating rate. As of 31 December 2003, the share of financial obligations where Verbund has a corresponding interest-rate risk was approx. 17.1 %.

For a detailed description of the financial obligations including fair values, please refer to the table under (25). The average remaining maturity of the overall portfolio excluding money-market positions amounts to 4.1 years. With respect to variable loans, an interest-rate swap exists for hedging future variable payment flows (variable to fixed-rate). This derivative instrument was classified as a "cash flow hedge". The valuation in the balance sheet is based on the fair value. Value adjustments are included directly in shareholders' equity. At the balance sheet date, the fair value of this interest-rate swap amounted to € 1.6 million (previous year: minus € 4.0 million).

Additional interest-rate swaps exist in connection with the pre-financing of building-cost contributions on the account of the Republic of Austria as well as in connection with cross border leasing transactions. These interest-rate swaps are classified as "fair value hedges". The fair value of these derivative transactions forms, together with related securities, loans and receivables, a micro-valuation unit in each case, which corresponds exactly to the recorded fair value of the financial obligation.

EXCHANGE RISK

There is no exchange risk on the asset side, because supplies are almost exclusively invoiced in Euro. The same is essentially true of the other primary financial instruments.

Since the assets (long-term investments, loans) and liabilities in connection with cross border leasing transactions are exclusively quoted in USD and since corresponding hedging transactions have been concluded, there is no exchange risk.

The situation on the liabilities side is different. Financing in a foreign currency is of considerable importance to Verbund due to the positive interest differential compared to financing in Euro. In this context, the option to hedge against exchange risk is not exercised, or only rarely. In the past few years and in the period under review, this strategy, despite taking into consideration unfavorable rate developments, resulted in considerable interest advantages and significantly improved actual costs compared to conventional € financing.

Under the rules of risk management within Verbund, the foreign-currency share of financial obligations (excl. cross border leasing transactions) must not exceed the maximum values defined for each foreign-currency portion. These values were not exceeded.

As of 31 December 2003, the exchange risk related to all financial obligations, excluding the financial obligations regarding the Republic of Austria in connection with the pre-financing of building cost contributions and excluding interest accruals, can be represented as follows:

LIABILITY						Million
	31.12.2003			31.12.2002		
	Foreign currency		€	Foreign currency		€
Swiss Francs	CHF	320.0	205.4	CHF	983.1	696.7
Japanese Yen	JPY	15,000.0	111.1	JPY	15,000.0	120.6
Total			**316.5**			**817.3**

By continuously observing the financial markets, reacting immediately to positive currency changes and through the conclusion of derivative transactions (currency forwards and cross currency swaps), the group was able to reduce exchange risks significantly in the year under review. In addition to the amounts listed above, further CHF liabilities exist in the amount of CHF 563.1 million. The € repayment amounts for these liabilities have been fixed by the implementation of hedging measures. Therefore, only an amount of CHF 320 million is exposed to exchange risk. In view of the long remaining maturity in the JPY area, hedging measures have not yet been implemented for this currency.

SENSITIVITY ANALYSIS

In fixing the terms and conditions for financial obligations, special attention is given, as mentioned above, to the minimum requirement of a 75 % portion of fixed-rate liabilities. The utilization of hedging instruments serves to reduce the effects short-term fluctuations in the market price have on earnings. Sustained negative changes in the market price, however, may have a negative effect on earnings.

An increase in the interest rate by one percentage point would, taking into account the existing interest-rate swaps, result in a reduction of the result by € 2.8 million p.a. for the existing credit portfolio on the balance sheet date (previous year: € 2.9 million p.a.).

If CHF and JPY were to change by 1 % each vis-à-vis €, the result would, taking into account the existing currency forwards, decrease by approx. € 3.2 million (previous year: € 10.2 million).

FAIR VALUES

The fair values of financial obligations can be seen in the table under (25). The fair value of derivative financial instruments can be seen in the table under "Financial Instruments". The fair value of other primary financial instruments is, given the daily or short-term maturities, essentially equivalent to the book value.

RISK MANAGEMENT

KEY POINTS IN CROSS-COMPANY RISK MANAGEMENT

For Verbund, cross-company risk management is a critical, value-generating instrument for corporate management and is developed on an ongoing basis in line with corporate requirements. Particular attention is dedicated to the development and implementation of measures that focus on the management and minimization of risks.

In addition to expanding risk management to all corporate divisions of the group, centralized risk management deals with the following aspects: financial activities, electricity trade and informatics.

Centralized risk management supports, together with the specific risk management committees, the Managing Board in these areas in fundamental risk policy decisions. Essential elements include principles of risk management, the definition of limits for selected risks, the introduction of procedures for monitoring risk and raising employees' awareness of risk.

Risk management within Verbund is documented in a risk manual. The efficiency of our risk management system is monitored continuously through internal and external audits.

In the course of the year under review, particular attention was once again given to identifying and updating risks at group level. As of 31 December 2003, there were no identifiable developments capable of creating risks for Verbund which, either individually or in connection with other risks, could have a substance-endangering effect.

RISK MANAGEMENT IN FINANCIAL ACTIVITIES

In its operating and financing activities, Verbund is exposed to financial risks. These financial risks essentially comprise liquidity risks, counterparty risks, price risks from securities and risks resulting from changes in currencies, interest rates and the credit ratings of Verbundgesellschaft.

In keeping with Verbund's risk management system, which is, of course, applied throughout the entire group, risks are identified, analyzed and evaluated and limits are defined through the utilization of hedging measures. For example, by continuously observing the financial markets, reacting immediately to positive currency changes and through the utilization of derivative financial instruments, the group was able to report a significant reduction in exchange risks.

Group guidelines have been set out on how to deal with financial risk in financial activities. In addition, there are position limits regarding the locking in of the interest rate, the spreading of foreign currencies and the duration of financial obligations. Liquidity planning, which not only embraces the current year but also the following fiscal year, guarantees an adequate cash flow at all times.

A special risk management committee for finance (RMC-F) comprising representatives of finance and risk management has been set up to implement the guidelines as well as for operative reasons.

A quarterly report on "risk management finance" addressed to the Managing Board, provides detailed information on the current status and development of the individual financial risks, lists organizational risk management measures, provides forecasts for investment banking and outlines all planned measures.

RISK MANAGEMENT IN ELECTRICITY BUSINESS

In its trading and distribution activities, Verbund is exposed to the following risks: market risks, counterparty risks and operational risks.

Procedures for dealing with market risks are set out in a rule book, a group guideline has been drawn up for counterparty risks and the procedures relating to operational risks are detailed in a process manual.

In addition, a risk management committee for electricity (RMC-S), which comprises representatives from the subsidiaries APT, APC and Verbundgesellschaft and which is responsible for independently monitoring and implementing the individual guidelines, has been set up. The central task of the RMC-S involves monitoring the overall risk position in the trading/distribution area, guaranteeing that all risks are identified and understood and ensuring that appropriate organizational and regulatory structures are introduced together with the corresponding systems.

The utilization of the various limits in market risks (VaR, stress test, stop/loss and position limits) is, to a large extent, reported and monitored on a daily basis. Details relating to these limits, the measures that have been implemented in risk management and an outlook of measures to be taken are explained in quarterly reports on risk management for electricity. In the event that limits are exceeded, an imme-

diate report will be issued (in addition to the regular quarterly reports) detailing why such limits were exceeded, the future development and any such risk-management strategies as may be taken. If necessary, an RMS-S meeting will be convened.

The following principle applies for counterparty risks: "no counterparty limit – no transaction". In observance of this principle, independent, internal credit rating investigations are carried out and an automated process for evaluating limit utilization is in place. Moreover, transactions are only entered into with customers that have a sufficient credit rating.

The operational risk in electricity business is controlled through the implementation of documented organizational and operational structures and the creation of emergency procedures for system failures.

RISK MANAGEMENT IN INFORMATICS

Irrespective of the area in which it is employed – be this in the area of informatics, process control, telecommunications or in other specialist areas – information technology (IT) is a crucial production and success factor within Verbund. The enhanced utilization of additional security committees in fiscal 2003 paved the way for the successful integration of security aspects into the group's business processes and security process measures.

One of the central tasks of the experts on the risk management committee for IT (RMC-IT) focuses on the implementation of the emergency measures defined by the IT Strategy Group. Other tasks include the approval of the operative risk management guidelines and methods that are embraced in the standards defined in the IT Security Policy, the initiation and drawing up of risk analyses and a measure catalogue and the control and coordination of the group's IT security requirements.

The employees are an essential part of the security management process within Verbund and, for this reason, a number of information events were held in 2003 and modern media were employed to support and enhance IT security awareness within the group.

OTHER DISCLOSURES

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The indirect method was used for the cash flow statement and the cash flows are listed in a separate breakdown. The composition of the liquid funds is explained under (19) in the appendix.

Dividend inflows and interest inflows/outflows are classified as operating activities. Of these, € 8.3 million (previous year: € 7.9 million) relate to interest inflows from investment activities and € 9.8 million (previous year: € 19.1 million) to interest inflows from financing activities. In addition, interest outflows in the amount of € 106.2 million (previous year: € 120.3 million) relate to financing activities.

Dividend outflows are classified as financing activities.

Income tax payments amount to € 16.5 million (previous year: € 14.6 million) and essentially refer to the cash flows of operating and financing activities.

OTHER OBLIGATIONS AND RISKS

With respect to joint and several guarantees for bonds and credit of non-consolidated affiliated companies and companies in which participating interests are held as well as with respect to guarantees, there are liabilities (as of 31 December 2003) in the amount of € 52.0 million (previous year: € 51.5 million).

On the balance sheet date, there were obligations from rent, lease and insurance agreements in the amount of € 29.3 million (previous year: € 44.7 million), of which € 6.8 million (previous year: € 9.7 million) will come due within one year and € 29.3 million (previous year: € 44.7 million) within the next five years. The total amount of obligations is subject to indefinite contractual periods; therefore, an exact amount cannot be calculated. As of 31 December 2003, there was a purchase commitment of € 5.6 million (previous year: € 1.9 million) for the reconstruction of property, plant and equipment and intangible assets of which € 5.6 million will come due within one year.

In addition, there is an obligation for additions to shareholders' equity and shareholder loans in the amount of € 3.4 million (previous year: € 6.3 million).

Under an electricity supply agreement dating back to 19 April 1993 between Verbundgesellschaft and the Polish companies Elektrim and PSE, Verbundgesellschaft agreed to purchase electrical energy in a volume of between 1,200 and 1,600 GWh per year. This agreement extends until 31 August 2010. On the basis of an additional agreement of 19 June 2002, each party to the agreement may terminate the agreement each year, to take effect on 31 August, under observance of a four-month period. The agreement shall not, however, be terminated before 2004 at the earliest. A price adjustment was also carried out.

An electricity-supply agreement between Verbundgesellschaft and E.ON Energie AG, Munich, concluded on May 23, 1990, provided for mutual electricity supplies between 1 October 1995 and 31 March

2002, with 437 GWh to be supplied each year between 10 October and 31 March. For economic reasons, this agreement was postponed for five years. In the fiscal year 2000, the agreement was modified in such manner as to allow for the purchase commitment to be reduced gradually by setting it off against the volume of energy supplies.

In addition, there is a coal-supply agreement with GKB-Bergbau GmbH for the purchase of 1 million tons of brown coal per year. The contractual price for this purchase commitment is above market price. As of 31 December 2003, there were appropriate provisions for impending losses from this agreement.

Another agreement with Weglokoks, Katowice, provides for the annual purchase of up to 300,000 tons of hard coal until 2006. The supplies are made on customary terms and conditions. In addition, there are other purchase agreements customary for usual business activities, which comprise, in particular, supplies of primary energy sources and electricity.

At the balance sheet date, there is a guarantee agreement, subject to a condition precedent, between Verbundgesellschaft and Bank Monti dei Paschi di Siena S.p.A relating to the fulfillment of payment obligations arising from a guarantee of Energia S.p.A. for the safeguarding of credits. This agreement covers a maximum amount of 26.6 % of the total liability of Energia S.p.A. towards the lending bank as a result of the Energia S.p.A guarantee. There is no liability at the balance sheet date.

With respect to the construction of power plants and lines – typical of the energy sector – continuous compensation payments are made to property owners for any economic disadvantages. The present value of these commitments, however, is, on the whole, not essential to Verbund.

At the balance sheet date, 702 employees (previous year: 690) were given a "letter of loyalty", which grants them a higher degree of dismissal protection. To qualify, an employee must have worked for Verbund for twenty years and must be at least 45 years old.

NUMBER OF EMPLOYEES (AVERAGE)

NUMBER OF EMPLOYEES (AVERAGE)*

	2003	2002	Change
Salaried employees	2,528	2,652	-124
Waged workers	75	83	-8
Apprentices	77	92	-15
Number of employees (average)	**2,680**	**2,827**	**-147**

* Part time workers have been considered on a prorated basis in terms of working hours

RELATED PARTY DISCLOSURES

Related parties of Verbund include all affiliated and associated companies and the Board Members of the parent company. The Republic of Austria, as the majority shareholder, is also a related party.

A list of the group companies can be seen in the appendix of tables. The Board Members of the parent company include the members of the Supervisory Board and the Managing Board of the parent company.

All relations with related parties take place on an arm's-length basis.

RELATED PARTY TRANSACTIONS WITH ASSOCIATED AND NON-CONSOLIDATED AFFILIATED COMPANIES

The most significant business transactions with associated companies are as follows:

RELATIONS WITH ASSOCIATED COMPANIES		Million €
	2003	2002
Sales revenue	359.5	343.7
Other income	8.5	8.2
Electricity and grid purchases	91.8	86.3
Other expenses	4.4	10.4
Receivables	23.6	43.9
Liabilities	4.2	4.0

The business transactions with non-consolidated affiliated companies are of little significance and are therefore not listed.

PROVISION OF PERSONNEL

On average, 107 employees (previous year: 122) were allocated to Verbundplan GmbH, the engineering and consulting firm of Verbund, for the purposes of different engineering and consulting tasks. These temporary transfers are made at standardized rates, depending on the qualifications of the employees and on market-conforming hourly rates.

In addition, a total of 39 (previous year: 42) temporary transfers were made to other Verbund companies during the year.

PRICING OF SERVICES

VERBUND Management Service GmbH renders services in the areas of information technology, procurement, accounting, payroll accounting, legal services and property management as well as administrative services to the companies of the Verbund group.

DISCLOSURES ON BOARD MEMBERS

Details on the Board Members of Verbundgesellschaft (Managing Board and Supervisory Board) can be found on page 129.

REMUNERATION OF THE MANAGING BOARD			€
	Dipl.-Ing. Hans Haider	Dr. Michael Pistauer	Dr. Johann Sereinig
Fixed emoluments	411,241	399,545	399,545
Variable emoluments	96,030	93,607	93,607

The remuneration of the three members of the Managing Board totaled 1,493,575 (previous year: € 1,465,338). The Board Members did not receive any loans or advances. Former members of the Managing Board or their surviving dependants received € 864,553 (previous year: € 934,761). The remunerations for the members of the Supervisory Board amounted to € 155,315 (previous year: € 146,280).

RELATED PARTY TRANSACTIONS WITH THE REPUBLIC OF AUSTRIA

These disclosures refer exclusively to transactions that were conducted directly with the Republic of Austria. Transactions with companies that are controlled by the Republic of Austria are not detailed here.

The most significant transactions with the Republic of Austria include the pre-financing of building cost contributions (see point (15) in the notes) – and allowances for the effects of market deregulation (see Accounting and Valuation Methods). Direct electricity supplies to the Republic of Austria are not material.

ADDITIONAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS REGARDING AUSTRIAN ACCOUNTING PRINCIPLES

The consolidated financial statements as of 31 December 2003, were compiled in compliance with IFRS. These statements are exempting consolidated financial statements under § 245a of the Austrian Commercial Code (HGB) and comply with the directives of the European Union regarding group accounting (Directive 83/349/EEC). The accounting, valuation and consolidation methods deviating from Austrian law are explained below.

MAIN DIFFERENCES BETWEEN AUSTRIAN FINANCIAL REPORTING AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

FUNDAMENTAL DIFFERENCES

Austrian financial reporting and International Financial Reporting Standards are based on fundamentally different principles. While the Austrian Commercial Code (HGB) focuses on the principle of prudence and the protection of creditors, IFRS standards primarily focus on supplying shareholders with relevant information. For this reason, the comparability of financial statements – both those from different years and different companies – is given greater priority under IFRS than under the Austrian Commercial Code (HGB).

DEFERRED TAXES

Under IFRS, deferred tax assets and liabilities resulting from the temporary differences between tax bases and valuations in the IFRS balance sheet must be recognized at the prevailing tax rate. Deferred tax assets from tax loss carryforwards must be capitalized depending on their probability of being realized. Under Austrian reporting rules, there is an option to recognize deferred tax assets; the recognition of deferred tax assets from tax loss carryforwards is not regulated explicitly under the Austrian Commercial Code, but, according to prevailing opinion, this practice tends to be rejected.

OTHER PROVISIONS

Under IFRS, provisions must be created for obligations to third parties when it is likely (i.e., more likely than not) that the obligations will have to be settled and when the provision can be calculated reliably. By contrast, the creation of provisions under the Austrian Commercial Code is based on the principle of prudence, which will result in the creation of a provision even in the event of a lower probability.

FOREIGN-CURRENCY VALUATION

Under IFRS, foreign-currency liabilities are valuated using the rate prevailing on the reporting date, excluding historical cost. As a result, unlike Austrian accounting rules, IFRS requires that both unrealized losses and unrealized profits be recognized.

OPERATING LEASING/ FINANCIAL LEASING

The IFRS accounting rules used to distinguish between operating leasing (investment risk borne by the lessor) and financial leasing (investment risk borne by the lessee) are based, to a much greater extent, on economic facts (as compared to the Austrian Commercial Code), i.e. on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

RECOGNITION AND VALUATION OF FINANCIAL INSTRUMENTS

Upon recognition, liabilities are stated in the amount of the actual inflow under IFRS accounting rules. Premiums, discounts or other differences between the amount received and the repayment amount are stated directly under the liability and distributed across the financing term. Under HGB, in contrast, discounts can be carried as assets and premiums as liabilities and reversed in a pro-rated fashion over their terms to maturity.

Long-term securities are recognized at fair value under IFRS, and all changes in value are stated as income or expense. Under HGB, they are valuated at acquisition cost or at the lower appropriate value in case of a non-temporary decrease in value.

Under IFRS accounting rules, derivative financial instruments are stated at acquisition cost upon conclusion of the contract and stated at fair value in the following periods. Unrealized valuation gains or losses from derivative financial instruments that are concluded for hedging purposes are recognized, depending on the type of the underlying hedged transaction, either directly under shareholders' equity or as income or expense. Under IFRS, valuation differences from other derivative transactions are always recognized as immediately affecting the result. Under HGB, derivative financial instruments are stated at the hedging rate prevailing on the reporting date. Impending losses are recognized in the income statement without any exceptions. Unrealized profits are not recognized.

Vienna, January 26th, 2004

The Managing Board

Dipl.-Ing. Hans Haider m.p. (Chairman of the Managing Board)	Dr. Michael Pistauer m.p. (Deputy Chairman of the Managing Board)	Dr. Johann Sereinig m.p. (Member of the Managing Board)

BOARD MEMBERS

SUPERVISORY BOARD	
DDr. Erhard Schaschl	General Director (ret.) (Chairman)
Univ.-Doz. Dr. Heinz Handler	Austrian Institute for Economic Research (First Deputy Chairman)
Dr. Maximilian Eiselsberg	Attorney at Law (Second Deputy Chairman)
Herbert Bernold	Central Works Council VERBUND-Austrian Hydro Power AG
Ing. Hannes Brandl	Chairman of Works Council Chairman of Central Works Council VERBUND-Austrian Hydro Power AG
o.Univ.-Prof. Dipl.-Ing. Dr. Günther Brauner	Technical University of Vienna
Vice President Dr. Gilbert Frizberg	Hereschwerke Holding GmbH
General Director Dipl.-Betriebswirt Alfred H. Heinzel	Managing Partner in Heinzel Holding GmbH
Direktor Dr. Burkhard Hofer	EVN AG
Gerhard Hofer	Central Works Council (until 31 December 2003) VERBUND-Austrian Hydro Power AG
Komm.-Rat Dipl.-Ing. Helmut Kastl	Deputy Director General (ret.)
Ing. Johann Kratzer	Chairman of Works Council Österreichische Elektrizitätswirtschafts-Aktiengesellschaft
Univ.-Prof. Mag. Dr. Dieter Mandl	University of Graz
Werner Marx	Chairman of Central Works Council VERBUND-Austrian Thermal Power GmbH & Co KG
Dr. Helmut Mayr	Managing Director (ret.)
Harald Novak	Chairman of Central Works Council VERBUND-Austrian Power Grid AG
General Director Dkfm. Peter Püspök	Raiffeisenlandesbank Niederösterreich-Wien AG
Hubert Umschaden	Central Works Council (as of 01 January 2004) VERBUND-Austrian Hydro Power AG
General Director Ing. Siegfried Wolf	Magna Holding Europa AG

MANAGING BOARD	
Dipl.-Ing. Hans Haider	Chairman of the Managing Board
Dr. Michael Pistauer	Deputy Chairman of the Managing Board
Dr. Johann Sereinig	Member of the Managing Board

GROUP COMPANIES

FC = Full consolidation
EQ = Consolidation at equity
NC = Non-consolidated

[1] Interest calculated by adding up individual interests
[2] IAS figures
[3] Consolidated financial statements according to HGB (Austrian Commercial Code)

CZK Czech Crowm
EUR Euro
PLN Polish Zloty
SIT Slovenian Tolar
TRL Turkish Lira

GROUP COMPANIES

Company	Domicile	Type of consolidation*	Total interest %[1]	Indirect interest %	Indirect interest held by	Nominal/share capital in thousand of currency unit	Currency	Fiscal year	Shareholders' equity in thousand €	Net profit/loss in thousand €
Electricity										
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)	Vienna	FC				223,978	EUR	2003[2]	1,003,356	121,847
VERBUND-Austrian Power Grid AG (APG)	Vienna	FC	100	100	Verbundges.	70,000	EUR	2003[2]	240,074	38,718
VERBUND Italia S.p.A.	Mailand	FC	100	100	Verbundges.	13,234	EUR	2002	38,642	1,207
VERBUND-Austrian Power Trading AG	Vienna	FC	100	100	Verbundges.	70	EUR	2003[2]	1,146	315
VERBUND-Austrian Hydro Power AG (AHP)	Vienna	FC	80.33	80.33	Verbundges.	138,582	EUR	2003[2]	645,058	58,706
VERBUND-Austrian Power Vertriebs GmbH (APC)	Vienna	FC	55	55	Verbundges.	2,830	EUR	2003[2]	1,470	-930
VERBUND-Austrian Thermal Power GmbH	Graz	FC	59.49	59.49	Verbundges.	40	EUR	2003[2]	1,024	965
VERBUND-Austrian Thermal Power GmbH & Co KG	Graz	FC	55.65	55.65	Verbundges.	108	EUR	2003[2]	98,899	11,084
Österreichisch-Bayerische Kraftwerke Aktiengesellschaft	Simbach	EQ	50	50	Verbundges.	40,903	EUR	2002	50,134	2,045
Donaukraftwerk Jochenstein Aktiengesellschaft	Passau	EQ	50	50	Verbundges.	10,226	EUR	2002	11,801	258
Ennskraftwerke Aktiengesellschaft	Steyr	EQ	50	50	Verbundges.	3,400	EUR	2002	12,654	650
Grenzkraftwerke Gesellschaft mit beschränkter Haftung	Simbach	EQ	50	50	AHP	50	EUR	2002	127	77
KELAG-Kärntner Elektrizitäts-Aktiengesellschaft	Klagenfurt	EQ	35.12	35.12	Verbundges.	58,160	EUR	2002[3]	166,862	26,459
STEWEAG-STEG GmbH	Graz	EQ	34.57	34.57	Verbundges.	40,000	EUR	2002	282,442	-20,442
ENERGIA Holding S.p.A.	Mailand	EQ	26.6	26.6	Verbund Italia	115,100	EUR	2002/2003	225,807	5,165
VERBUND-110 kV Grid GmbH	Vienna	NC	100	100	Verbundges.	44	EUR	2002	9	3
APT - Austrian Power Trading Deutschland GmbH	München	NC	100	100	Verbundges.	26	EUR	2002	183	75
APT Austrian Power Trading Polska SP. z o.o.	Warschau	NC	100	100	Verbundges.	290	PLN	2002	TPLN 436	TPLN 131

Company	Domicile	Type of consolidation*	Total interest %[1]	Indirect interest %	Indirect interest held by	Nominal/share capital in thousand of currency unit	Currency	Fiscal year	Shareholders' equity in thousand €	Net profit/loss in thousand €
APT Power Trading SL d.o.o	Ljubljana	NC	100	100	Verbundges.	5,500	SIT	2002	SIT 10,583	SIT 1,680
Energie Austria GmbH	Vienna	NC	52.8	52.8	Verbundges.	70	EUR	2002	63	-1
Gemeinschaftskraftwerk Tullnerfeld Gesellschaft m.b.H.	Zwentendorf	NC	52.5	52.5	Verbundges.	21,802	EUR	2002	-485,654	-520
Osttiroler Kraftwerke Gesellschaft m.b.H.	Innsbruck	NC	99	99	AHP	218	EUR	2003	400	0
Unsere Wasserkraft GmbH	Vienna	NC	20	20	APC	40	EUR	2002	44	-4
Unsere Wasserkraft GmbH & Co KG	Vienna	NC	20	20	APC	1,500	EUR	2002	-995	-2,264
Gemeinschaftskraftwerk Stein Gesellschaft m.b.H.	Steyr	NC	50	50	VBG	49	EUR	2002	116	-15
EZH-Energiezentrale Heiligenkreuz Ges.m.b.H.	Eisenstadt	NC	50	50	VBG	36	EUR	2002	1,075	107
Sava d.o.o.	Laibach	NC	35	35	Verbundges.	5,000	SIT	2002	TSIT 5,823	TSIT 0
APCS Power Clearing and Settlement AG	Vienna	NC	24.5	24.5	APG	2,200	EUR	2002	3,582	752
Environment										
VERBUND-Umwelttechnik GmbH	Klagenfurt	NC	100	100	VBG	218	EUR	2002	600	274
Donaukraft-Wärme-Aschach-Gesellschaft m.b.H.	Aschach	NC	75	75	AHP	73	EUR	2002	-790	18
Kärntner Restmüllverwertungs GmbH	Klagenfurt	NC	28.5	28.5	VBG	44	EUR	2002	4,476	-253
Abwasserbeseitigung Unteres Gailtal Errichtungs- und Betriebs-GmbH	Nötsch	NC	26	26	Verbundplan	36	EUR	2002	-294	0
Abwasserbeseitigung Kötschach-Mauthen Errichtungs- und Betriebsgesellschaft mbH	Kötschach-Mauthen	NC	26	26	Verbundplan	36	EUR	2002	-803	0
Arnoldstein Kanalisationserrichtungs- und Betriebsgesellschaft m.b.H.	Arnoldstein	NC	26	26	Verbundplan	36	EUR	2002	-681	0
Bad Bleiberg Kanalisationserrichtungs- und Betriebsgesellschaft m.b.H.	Bad Bleiberg	NC	26	26	Verbundplan	36	EUR	2002	-347	0

FC = Full consolidation
EQ = Consolidation at equity
NC = Non-consolidated

[1] Interest calculated by adding up individual interests
[2] IAS figures
[3] Consolidated financial statements according to HGB (Austrian Commercial Code)

CZK Czech Crown
EUR Euro
PLN Polish Zloty
SIT Slovenian Tolar
TRL Turkish Lira

FC = Full consolidation
EQ = Consolidation at equity
NC = Non-consolidated

[1] Interest calculated by adding up individual interests
[2] IAS figures
[3] Consolidated financial statements according to HGB (Austrian Commercial Code)
[4] Formerly VERBUND-Telekom Beteiligungsverwaltung GmbH

CZK Czech Crowm
EUR Euro
PLN Polish Zloty
SIT Slovenian Tolar
TRL Turkish Lira

Company	Domicile	Type of consolidation*	Total interest %[1]	Indirect interest %	Indirect interest held by	Nominal/share capital in thousand of currency unit	Currency	Fiscal year	Shareholders' equity in thousand €	Net profit/loss in thousand €
Engineering										
AHP Messtechnik GmbH[4]	Vienna	NC	100	100	AHP	36	EUR	2002	35	1
Verbundplan Prüf- und Meßtechnik GmbH	Salzburg	NC	97.25	97.25	Verbundplan	220	EUR	2002	286	310
Aquatis a.s.	Brünn	NC	95.19	52.08 43.11	VBG Verbundplan	36,000	CZK	2002	TCZK 51,164	TCZK 3,343
Verbundplan GmbH	Vienna	NC	100	100	VBG	5,290	EUR	2002	3,311	-3,717
Verbundplan Birecik Baraji Isletme Ltd.Sti.	Birecik	NC	75	70 5	AHP Verbundplan	40,500	Mio TRL	2002	MioTRL 10,356,848	MioTRL 9,484,352
Tourism										
Tauern Touristik GmbH	Kaprun	NC	100	81.88 18.12	AHP VBG	3,125	EUR	2002	4,280	-515
Gletscherbahnen Kaprun Aktiengesellschaft	Kaprun	NC	45	45	Verbundges.	4,500	EUR	2001/ 2002	30,699	2
Telecommunication										
VERBUND-Telekom Service GmbH	Vienna	FC	100	100	Verbundges.	363	EUR	2003[2]	1,489	1,337
Others										
VERBUND-Finanzierungs-service GmbH	Vienna	FC	100	100	VMSG	218	EUR	2003[2]	221	2,209
VERBUND Management Service GmbH (VMSG)	Vienna	FC	100	100	Verbundges.	40	EUR	2003[2]	175	2,215
VERBUND-Beteiligungs-gmbH (VBG)	Vienna	NC	100	51.76 48.24	Verbundges. AHP	1,817	EUR	2002	5,778	-5,123
Drau Wohnbau Gemeinnützige Wohnungsgesellschaft mbH	Klagenfurt	NC	100	100	VBG	636	EUR	2002	5,925	107
Lestin & Co. Tauch- und Bergungsunternehmen Gesellschaft m.b.H.	Passau	NC	100	100	Lestin/Vienna	77	EUR	2002	102	5
Lestin & Co. Tauch-, Bergungs- und Sprengunternehmen Gesellschaft m.b.H.	Vienna	NC	77.35	77.35	VBG	145	EUR	2002	678	96

All values, other than IAS data, are indicated pursuant to national commercial law.

AUDITOR'S REPORT

We have audited the consolidated financial statements of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft and its subsidiaries ("VERBUND") for the fiscal year ended 31 December 2003. These statements were prepared in accordance with International Financial Reporting Standards. The responsibility for preparing the consolidated financial statements rests with the Managing Board. It is our task to assess the consolidated financial statements on the basis of our audit of the annual accounts.

Our audit was based on the International Standards on Auditing. Under these standards, the audit must be planned and carried out in such manner as to enable the auditors to prepare a reasonably confident assessment of the accuracy and veracity of the consolidated financial statements. The audit also included random examinations of the receipts for amounts and information contained in the consolidated financial statements. In addition, the audit included an assessment of the accounting principles applied and the essential estimates carried out by the company's management as well as an acknowledgement of the overall informative value of the consolidated financial statements. We are convinced that the audit forms a sufficient basis for our audit opinion.

In our assessment, the consolidated financial statements present, in all essential areas, a fair and true picture of the net worth and financial situation of the group as of 31 December 2003, as well as of the earnings and payment flows for the fiscal year that just ended; it is also our assessment that the consolidated financial statements comply with the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB).

Under the Austrian Commercial Code, the group management report and compliance with statutory requirements regarding the exemption from the obligation to prepare consolidated financial statements under Austrian law must be examined.

We hereby certify that the statutory requirements for the exemption of Österreichische Elektrizitätswirtschafts-Aktiengesellschaft and its subsidiaries ("VERBUND") from the obligation to prepare consolidated financial statements and a group management report under Austrian commercial law have been met and that the group management report is in agreement with the consolidated financial statements.

Vienna, January 26th, 2004

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Dr. Robert Reiter DDr. Hans Zöchling
Certified Public Accountants and Tax Consultants

CONSOLIDATED FINANCIAL STATEMENTS OF VERBUNDGESELLSCHAFT QUARTER 4/2003 PURSUANT TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

CONSOLIDATED INCOME STATEMENT — Thousand €

	Q4/2003	Q4/2002	Change absolute	Change %
Sales revenue	**670,665**	**571,461**	**99,204**	**17.4**
Electricity sales	542,961	487,817	55,144	11.3
Grid sales	63,170	69,033	-5,863	8.5
Eco-electricity sales	50,004	0	50,004	–
Other	14,530	14,611	-81	0.6
Other operating income and changes in inventory	42,545	26,847	15,698	58.5
Expenses for electricity, grid and eco-electricity purchases	-423,147	-280,822	-142,325	50.7
Use of fuels and expenses for other purchased services	-35,890	-38,192	2,302	6.0
Payroll expenses	-65,873	-57,430	-8,443	14.7
Depreciation and amortization	-47,980	-48,345	365	0.8
Other operating expenses	-52,947	-63,465	10,518	16.6
Operating result	**87,373**	**110,054**	**-22,681**	**20.6**
Financing result	-12,738	-26,468	13,730	51.9
Result from participating interests*	-6,492	-21,127	14,635	69.3
Result from long-term investments	1,707	2,208	-501	22.7
Financial result	**-17,523**	**-45,387**	**27,864**	**61.4**
Profit before tax	**69,850**	**64,667**	**5,183**	**8.0**
Taxes on income	-19,658	-4,059	-15,599	384.3
Profit after tax	**50,192**	**60,608**	**-10,416**	**17.2**
Minority interests	-5,915	-15,934	10,019	62.9
Group result	**44,277**	**44,674**	**-397**	**0.9**

*Thereof at equity: Q4/2003 -639 Thousand €, Q4/2002 -4,635 Thousand €

EARNINGS

Sales revenue increased by 17.4 % to € 670.7 million. In spite of the much reduced water supply (hydro coefficient: 0.91) compared to the above-average supply in the corresponding quarter the previous year (hydro coefficient: 1.30), electricity sales, not including revenue from eco-electricity, were up 11.3 % at € 543.0 million. Contracted sales on the basis of the eco-electricity regulation amounted to € 50.0 million.

Grid revenue deteriorated by 8.5 % to € 63.2 million. This is attributable to the decline in transit revenue brought on by the drop in own generation and an extraordinary adjustment for a major customer that was included in sales the previous year.

The reversal of provisions on completion of renovation work, the value adjustments on the receivables side and greater inventory changes allowed other income to climb by 58.5% to € 42.5 million.

In 2002, the above-average water supply led to a reduction in electricity purchases, in 2003, however, electricity purchases and fuel costs were up € 144.9 and € 2.3 million respectively on account of the extreme drought.

Salary expenses were reduced due to lower accruals for vacation entitlements and the reversal of a provision for payment risks. Expenses for pensions, on the other hand, were adversely affected by the expenses for the early-retirement programs.

The decline in other operating expenses is primarily due to the provisions for flood damage included in last year's value as well as lower expenses for legal and consulting services.

OPERATING RESULT DOWN ON PREVIOUS YEAR

The increase in electricity purchases on account of the low water supply and higher staff provisions for restructuring programs were not fully compensated by the growth in sales.

DEBT CLEARANCE AND STOCK MARKET TRENDS EASE PRESSURE ON FINANCIAL RESULT

The favorable development of the Japanese Yen paved the way for valuation-related exchange gains in the amount of € 5.9 million. The drop in short and long-term interest rates coupled with the reduction in long-term debts boosted the financial result by an additional € 7.8 million. The marked improvement in the result from participating interests in the amount of € 14.6 million can be attributed, above all, to negative effects connected to the first-time at equity consolidation of STEWEAG-STEG GmbH that were contained in the corresponding quarter of the previous year.

INCOME TAX BURDEN

The increase in the tax burden is attributable to the one-off tax-relief that was claimed in the previous year in connection with the new severance pay legislation.

GROUP RESULT STABLE

After taxes and under consideration of the drop in minority interests, the remaining group result was held at the same level as in the previous year.

GLOSSARY

GLOSSARY	
Ad-hoc news	Company news which must be spread as quickly as possible across all information channels that are important for the stock market. This is specified in a set of "Insider Rules": each market participant must be equally informed. Shares may not be purchased or sold on the basis of information which is not (yet) generally available.
Allocation	The willful and meaningful distribution of assets across different investment vehicles.
At equity consolidation	Method applied to consolidate participating companies that are not included in the group financial statements as fully consolidated companies with all assets and liabilities. Here, the book value is adjusted on the basis of the changes in the pro-rated shareholders' equity of the interest. This change is stated in the income statement of the parent company.
Austrian Environmental Reporting Award (AERA)	Prize awarded annually by the Chamber of Chartered Certified Accountants to Austrian companies for the best environmental and sustainability reports. The winning reports in each of the four categories are submitted for the European Environmental Reporting Awards (EERA) in Brussels.
Bear market	Negative price development on the stock exchange over a longer period of time.
Base load*	Constant electrical output over all hours of one day.
Benchmark	Term used to describe a reference value to which a fund or portfolio is compared for orientation purposes.
Capital Employed (CE)	Shareholders' equity plus interest-bearing liabilities less cash equivalents and long-term investments; the entire net interest-bearing capital.
Cash flow	Balance of cash inflows and outflows; usually broken down into cash flows from operating activities, investment activities and financing activities.
Corporate Governance Code	Code for corporations which sets down standards of good corporate management. The provisions do not take the form of a statute law. The code contains a set of rules to which companies may commit themselves at their own discretion.
Earnings before Interest and Taxes (EBIT)	Earnings before Interest and Taxes.
Economic Value Added (EVA)	Difference between the return generated by the company on the entire net interest-bearing capital and the total capital costs: EVA = Capital Employed x (ROCE – WACC).
E-Control (Energie-Control-GmbH)	Set up by the legislator on the basis of the Energy Liberalization Act. The main task involves monitoring and, if necessary, regulating the deregulation of the Austrian electricity and gas market.
Feasibility Study	A study carried out, for example, prior to making direct investments abroad, to examine alternative investment vehicles but also to analyze the extent to which a project is technically and economically viable.
Free cash flow	Operating cash flow plus cash flow from investment activities; the free cash flow is available for payments relating to financing activities (e.g. dividend distribution and loan repayments).
FTSE4Good	A sustainability index developed by the Financial Times and the London Stock Exchange. Inclusion in this index is limited exclusively to companies that meet specific social and ecological criteria.

* Cited according to EEX Glossary

Hydro coefficient	The hydro coefficient is the ratio between the actual volume of electricity generated in one (or a series of) hydropower plant(s) within a defined period and the average (calculated on the basis of historical water supply volumes) generation capacity of this/these hydropower plant(s) over the same period. This long-term average comes to 1. Consequently, 1.1 represents a 10 % increase in production.
IAS/IFRS	International Accounting Standard/International Financial Reporting Standard; the designation IAS was changed to IFRS in 2001. The IFRS comprises the International Accounting Standard, IAS.
Kyoto process	International climate protection agreement of the UN organisation UNFCCC. Defines goals for reducing greenhouse gas emissions and thus the risk of global warming. Signed in 1997, the agreement will only come into force when it is ratified by the 55 countries that produce more than 55 % of the carbon dioxide emissions (based on 1990 levels).
Management appraisal	Process employed to assess the management qualities of executives.
Mark-to-market	Principle for assessing open positions on the futures market to calculate profits and losses.
Monte Carlo Simulation	Is suitable for displaying a large number of realized risks within a model with a freely selectable number of simulations. This produces a distribution trend.
Multi utility	The integration of electricity, natural gas, water, waste disposal and the associated services.
Net Gearing	Net interest-bearing debt in relation to shareholders' equity excluding minority interests; measure of company's indebtedness.
Peak load*	Refers to the load type for electricity supply or electricity purchases of constant output over a period of 12 hours from 08:00 to 20:00 on each weekday (Monday to Friday) of a supply period.
Performance	Describes the further development of a security or portfolio over a given period, e.g. 12 months, on the basis of a defined risk level.
Portfolio	Entirety of the investment in securities held by a customer or investment fund; primarily used for the distribution of risk.
Return on Capital Employed (ROCE)	EBIT in relation to the average capital employed (CE) during the period; yield (before taxes) on the net interest-bearing capital.
Risk management	Systematic approach for identifying and assessing potential risks as well as for selecting and implementing appropriate measures to manage such risks.
Roll-out	Allocation for ultimate utilization.
Scoring procedure	Procedure employed to evaluate and compare various alternatives on the basis of computed utility values.
Value at Risk (VaR)	Procedure for calculating the loss potential resulting from price changes in the trading position. The loss potential is calculated on the basis of market-oriented price changes and is quoted subject to the specific level of probability (e.g. 98%).
Volatility	Range of fluctuation of share or foreign currency prices or the price changes of bulk commodities compared to the market development.
Weighted Average Cost of Capital (WACC)	Weighted average capital cost that the company has to pay for its borrowings and shareholders' equity on the capital market.

* Cited according to EEX Glossary

IMPRINT

Publisher: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien

Project team:
Investor Relations: Mag. Andreas Wollein, Mag. Georg Lauber
Communication: Mag. Gerald Schulze, Mag. Winnie Matzenauer

Design: aha puttner redcell Werbeagentur GmbH
Photos: Getty images; Gerald Liebminger, Graz
Printed by: Ueberreuter Print und Digimedia GmbH

CONTACT

Contact: Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Am Hof 6a, A-1010 Wien
Voice: +43-1-53113-0
Fax: +43-1-53113-54191
E-mail: info@verbund.at
Homepage: http://www.verbund.at

Investor Relations: Mag. Andreas Wollein
Voice: +43-1-53113-52720
E-mail: investor@verbund.at

Communication: Mag. Gerald Schulze
Voice: +43-1-53113-53702
E-mail: media@verbund.at

O I would like to receive the following information in the future::

Interim Report at the end of each quarter	O print version	O per e-mail*
Annual Report	O print version	O per e-mail*
Sustainability Report	O print version	O per e-mail*

O I would like to become a member of the Verbund Shareholders' Club.

Name: ______________________

Company: ______________________

Address: ______________________

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* Reports can be read online or downloaded via link on Verbund homepage

To

Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft)
Investor Relations
Am Hof 6a
A 1010 Wien

Fax: +43-1-53113-54191
E-mail: investor@verbund.at